
160 Years of Customer and Community Service

Mission Statement

At Marshall & Ilsley Corporation, **The Golden Rule** is the foundation of everything we do. We believe in treating our customers, employees, shareholders, and members of the community as we would like to be treated ourselves. Therefore, we are committed to an environment in which...

...our *Customers* receive high quality financial services consistent with sound, honest, and progressive business practices.

...our *Employees* are inspired to excel and grow, both personally and professionally, in an atmosphere of trust, integrity, and respect.

...our *Shareholders* receive a favorable, long-term return on their investment.

...our *Community* becomes a better place to live as a result of our leadership and commitment.

2007 Financial Highlights

($000's except share data)	2007	2006	2005
NET INCOME	$1,150,936	$807,838	$706,190
INCOME FROM CONTINUING OPERATIONS	496,939	647,714	586,659
PER SHARE			
Diluted – Net Income	$4.34	$3.17	$2.99
Diluted – Income from Continuing Operations	1.87	2.54	2.49
Dividends Declared	1.20	1.05	0.93
Shareholders' Equity	26.86	24.24	20.27
FINANCIAL CONDITION – AVERAGE			
Total Assets	$58,209,627	$52,651,098	$43,283,541
Loans and Leases	43,650,029	39,124,140	31,772,680
Deposits	34,068,897	32,136,436	26,706,663
Shareholders' Equity	6,680,464	5,600,906	4,357,314
OTHER SIGNIFICANT DATA			
Return on Average Shareholders' Equity			
Net Income	17.23%	14.42%	16.21%
Return on Average Assets			
Net Income	1.98	1.53	1.63

The summary financial and other information contained herein should be read in conjunction with Marshall & Ilsley Corporation's Annual Report on Form 10-K for the year ending December 31, 2007.



To Our Shareholders

On April 21, 2007, Marshall & Ilsley Corporation commemorated its 160th year. This anniversary provided us with the opportunity to celebrate not only 16 decades of growth and service to our customers, but also our ability to remain independent in the highly competitive financial services industry. The marking of this milestone underscored the fact that, throughout our history, the Corporation's solid foundation has enabled M&I to stay focused on what matters – our customers, employees, shareholders, and the communities we serve – not only during the good times but during difficult times as well.

2007 was a challenging year; however, we were fortunate to celebrate many positive milestones that reinforce M&I's strength as a nationally respected financial institution.

Early in the year, we announced several key acquisitions, and by mid-year we completed the acquisitions of North Star Financial Corporation, Excel Bank Corporation, and United Heritage Bankshares, enabling us to significantly enhance our Wealth Management businesses and our presence in the Florida and Minnesota markets. We also announced the acquisition of Indianapolis-based First Indiana Corporation, a transaction that closed in January 2008 and provided us with the opportunity to expand our banking franchise into another growth market and support our existing Wealth Management presence.

Dennis Kuester, chairman, and Mark Furlong, president and CEO

1847 *Samuel Marshall establishes Samuel Marshall Exchange Brokers in one half of a cobbler shop in Milwaukee*

We were very fortunate to welcome many new, talented associates as a result of these acquisitions. Their expertise has been very valuable in introducing our new customers to the M&I family as we expand in existing markets and enter new markets for the first time.

In April we announced our intention to separate M&I and Metavante Corporation into two independent companies. When the transaction was finalized in November, it provided both companies with substantial benefits and gave them the opportunity to focus on core businesses and grow profitably through enhanced capital flexibility. In fact, the $1.7 billion M&I received through this transaction has helped M&I become one of the best-capitalized banks in the country. These funds will enable us to further invest in our existing franchise, explore acquisition opportunities in new markets and in our Wealth Management businesses, and to return excess capital to our shareholders through share repurchase. In addition, we hope the separation will provide our shareholders with a profitable opportunity to benefit from the successes of both companies.

M&I Wealth Management experienced several significant milestones during the year, with assets under administration growing to $106 billion and assets under management reaching $26 billion.

In addition, M&I Institutional Trust Services was ranked the No. 1 Best-in-Class Provider and received 67 Best-in-Class awards based on the results of a survey conducted by *PLANSPONSOR* magazine, a nationally respected publication for plan sponsor providers.

For the financial services industry, the year was not without its challenges, and M&I was not immune to the effect of issues faced by the industry, including the overall deterioration of the real estate market.


M&I Common Stock
Annual Dividend Paid Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1972
1980
1990
2000
2007

However, while our year-end results were not as good as we would have liked them to be, our increased capital base has positioned us favorably in comparison to our peers. Our ability to successfully compete can be directly attributed to our core strengths: a commitment to strong loan and core deposit growth, a strong balance sheet, and one of the best efficiency ratios in the industry.

Looking ahead, we remain committed to our real estate businesses, both commercial and residential, and are dedicated to working with our customers to help them through this difficult time.

As we begin a new year, we do so knowing that, while we may be faced with new challenges, we will also have the opportunity to reach many new milestones for the Corporation. Our strategy remains the same. We will continue to invest in our franchise by implementing state-of-the-art systems, enhancing existing products, building new branches, and hiring exceptional people who will take excellent care of our customers. We will continue to expand into new markets for both our banking and wealth management businesses, including high-growth markets that present accelerated growth opportunities and markets with a smaller share of the market and slower overall growth profile, but where we can compete effectively and acquire share from larger competitors. We will continue to make our commitment to the communities we serve a top priority. And we will, as always, respect the investment our shareholders have made in Marshall & Ilsley Corporation – an investment that represents the trust you have placed in us to make decisions based on the core principles of our corporate mission statement – as we have for 160 years.

Dennis J. Kuester
Chairman

Mark F. Furlong
President and CEO

1849 *Samuel Marshall & Charles Ilsley become partners; Marshall & Co. becomes the first bank to offer checks*

1853 *M&I receives the state's first bank charter*



Photo courtesy of Milwaukee Public Library

Samuel Marshall (right) with local businessmen in the 1890s

A Tradition of Consistent Growth

M&I's growth over the years has been deliberate and consistent, with a commitment to not only maintaining strong market share in the bank's home state of Wisconsin, but also to expanding in markets that offer the greatest potential for future growth.

At the beginning of 2001, M&I's banking presence was predominantly focused on the state of Wisconsin. Over the next seven years, a series of carefully planned acquisitions in markets throughout the country enabled M&I to significantly expand its branch footprint. In its newest regions, M&I has acquired well-established banks with strong reputations in the markets they serve; M&I is able to enhance that presence by making additional investments and adding new business lines to grow the bank even more.

When considering acquisition opportunities, M&I focuses on growing markets that offer a favorable competitive landscape. From 2000 to 2007, M&I's growth markets (Arizona, Florida, Kansas, Minnesota, and Missouri) had population growth of over 13 percent, compared to a national average of just over nine percent. Future population growth in these markets is expected to be above the national average as well.

1906 *M&I opens its first branch on the south side of Milwaukee*

1915 *M&I Bank becomes one of Wisconsin's first state-chartered banks to join the Federal Reserve System*

Diversified Branch Footprint


January 2001
230 Branches
Arizona
6%
January 2008
361 Branches
Arizona
14%
Florida
9%
Kansas City
4%
Minnesota
6%
St. Louis
5%
Indianapolis
9%

In 2007, M&I finalized the acquisitions of Excel Bank Corporation and United Heritage Bankshares, and announced the acquisition of First Indiana Corporation. The acquisitions of Excel Bank and United Heritage greatly enhanced M&I's presence in Minnesota and Florida, and the 32 branches acquired in the First Indiana transaction will provide significant opportunities in the Indianapolis market.

The integration of M&I's business culture plays an important role in its success in its newest markets, as does M&I's ability to build strong local teams and expand its business model to accommodate the unique needs of the region. M&I continues to implement a relationship banking model that emphasizes a local, community-based approach through active involvement in the communities it serves, local market leadership and decision making, sales management teams that actively call on customers, and dedication to providing excellent customer service. Still, M&I is able to provide the sophisticated product capability of a much larger bank. As a result, it maintains high levels of customer satisfaction and retention. In fact, M&I has one of the lowest customer attrition rates compared to its peers.

De novo branch activity has also fueled significant growth in many of the bank's markets. M&I has opened 47 de novo branches since 2003, including seven in 2007. These offices continue to perform very well and are generating enough profit to fund themselves. De novo branches will continue to be an important part of M&I's expansion efforts going forward.

Retail and business customers continue to be attracted to M&I's online banking services and, in 2007, bill payment usage increased by 26 percent. A newly redesigned account opening process made it even easier for customers to open new deposit accounts in just minutes, and now, customers have the added convenience of being able to fund new accounts in multiple ways, including with a check or through an ACH transfer from an existing account.

Most importantly, added security gives our online banking customers peace of mind. In 2007, M&I implemented Secure Sign On for retail customers and Security Keys for business banking customers, providing additional levels of security for all their online banking transactions.

Attractive Demographics

Actual and Projected Population Growth


13.2%
12%
9%
6%
3%
0%
2000-2007
2007-2012
Wisconsin
United States
M&I Growth Markets

Note: Growth markets are a deposit-weighted average of M&I's banking presence in Arizona, Florida, Kansas, Minnesota, and Missouri.

Source: SNL

1924 *M&I adds the Trust department*

1938 *M&I creates the Installment Loan and Finance department*



Complimenting a full line of personal banking products and services, individuals and families can also rely on the expertise of M&I Financial Advisors to assist them in developing and implementing financial plans tailored to their unique needs. In 2007, the financial advisor network expanded to meet the needs of customers throughout the country. M&I Financial Advisors' gross revenue grew by 25 percent and net income was up 20 percent. At year-end, assets under administration were just over $9 billion, an increase of 13 percent from the end of 2006.

Business Banking

M&I's Business Banking customers benefited from new and enhanced products in 2007, including the EZ Business Credit Line, a convenient credit alternative that automatically renews every year for up to five years and offers businesses the flexibility they need to grow.

M&I Bank received six awards for business banking service excellence in a survey conducted by Greenwich Associates, a premier strategic consulting and research source for providers and users of financial services worldwide. At the national level, M&I Bank received awards for excellence in overall banking services, branch service, business banking, and cash management services. At the regional level, the bank was cited for excellence in overall banking services and cash management services.

M&I Bank's first branch office on the south side of Milwaukee in the 1930s

1947 *M&I celebrates its 100th anniversary*

1960 *M&I begins to offer autobanking in downtown Milwaukee*

Branch performance, banking officer performance, credit policy, call center effectiveness, and Web site quality were evaluated in this survey of businesses in a variety of service categories.

Residential Lending

The mortgage banking industry faced a challenging year in 2007; however, M&I's conservative lending practices helped it better manage the downturn in the market. Although M&I does not originate subprime mortgages, the downturn in the subprime market did have an impact on the rest of the residential lending market, in which M&I does participate. The home lending market slowed as home valuations declined, causing some stress with borrowers, particularly those borrowers who invested in real estate with the intention of selling the property. Mortgages continue to be a primary consumer lending product and M&I remains committed to offering competitive mortgage products to its customers and expanding offerings in M&I's newer markets as appropriate.

Commercial Real Estate

The financial services industry felt the increasing negative impact of the deteriorating real estate market throughout the year. M&I's business mix includes local and regional residential housing developers, some of which faced financial challenges as the pool of available buyers declined significantly in the face of declining real estate values. The stress in the construction segment of M&I's business resulted in a substantial increase in nonperforming loans and, ultimately, owned real estate. M&I will continue to work towards a satisfactory resolution to these assets in 2008. Despite these headwinds in the housing market, organic commercial real estate loan growth was 6 percent. In particular, office, retail, warehousing, hospitality, and multi-family housing loans performed well throughout the year.

Commercial Banking

Commercial Banking continues to successfully serve M&I's traditional markets, in addition to doing business in M&I's newest markets – large metropolitan areas such as Kansas City, the west coast of Florida, Orlando, and more recently, Indianapolis. Dedicated teams of commercial bankers in each region have significant opportunities to grow revenues and market share in these regions. In addition, M&I serves all markets through its Specialty Products group, featuring services designed for health care, auto dealers, agribusiness, retail, and capital markets.

Commercial Banking remains focused on executing a strategy of differentiated service implemented by local talent empowered to make local decisions. A training program designed to develop the commercial banking skills of recent college graduates has enabled M&I to hire promising new talent who are then mentored by experienced bankers throughout the M&I franchise.



Correspondent Banking continues to be an important part of M&I's strategy to broaden and diversify M&I's reach beyond its traditional footprint. In addition, through Treasury Management services, the development of Internet banking channels, the ability to process image cash letters, and through the remote electronic capture of checks, M&I has enhanced the ability of customers to do business with M&I regardless of their proximity to one of M&I's physical locations.

M&I continues to have good, balanced growth in its commercial/industrial and commercial real estate portfolios. Many financial institutions, including M&I, have been affected by issues in the housing and related markets; however, M&I remains committed to focusing on the unique needs of current customers – even in challenging times – and cultivating new customers as well.

1961 *M&I becomes the first bank in Wisconsin to process all its checks by computer*

1968 *M&I moves into its current headquarters at 770 North Water Street in Milwaukee*



The riverfront entrance of M&I's headquarters at 721 North Water Street in Milwaukee – 1913-1968

The challenging economic environment prompted numerous corporations, correspondent banks, and other institutions to utilize the services provided by M&I's Investment division to assist them in reducing their risk throughout the year. Many took advantage of M&I's asset liability modeling services, which provide correspondent banks and other financial institutions nationwide with the knowledge they need to effectively manage risks related to fluctuating interest rates. Through a consultative approach, M&I analyzes the customer's balance sheet and provides guidance and investment advice based on specific goals, interest rates, business climate, and the customer's risk tolerance.

Customers also sought the expertise of M&I's foreign exchange professionals to assist them in not only handling their foreign currency exchange needs, but also in helping them to hedge their foreign exchange risk. M&I's Investment division also provides corporate investment services to assist customers in making short-term cash investments, issuing commercial paper, and executing investment portfolio trades.

1976

The first TYME (ATM) machine, located in the lobby of M&I's headquarters bank, goes online, becoming the first shared cash terminal system in the nation

Assets Under Administration


$106
$80
$60
$40
$20
$0
Billions
2002
2003
2004
2005
2006
2007

M&I Wealth Management

Successes throughout M&I Wealth Management fueled revenue growth of 17 percent for the year. Continued improvement in investment performance, enhanced products and services, and an emphasis on performance-based sales management were once again key factors in the revenue growth for the year. In addition, the acquisition of Chicago-based North Star Financial Corporation enabled M&I to establish its wealth management services in an important new market, while enhancing the product capabilities and resources for North Star's client base. As part of this acquisition, M&I inherited North Star's land trust and deferred exchange services, in addition to its ESOP capabilities.

At the end of 2007, M&I Wealth Management assets under administration were at an all-time high of $106 billion and assets under management were $26 billion. M&I Investment Management Corp. continues to provide high-quality investments in equities, fixed income, and alternative investments for high-net-worth individuals, not-for-profit organizations, retirement plans, retail clients, and family offices. In addition, third-party advisors continue to express interest in offering M&I's investment vehicles to their own clients.



Marshall Funds, M&I's family of mutual funds, had over $10 billion in assets at year-end. A majority of the funds with one- and three-year performance records achieved top-quartile rankings within their Lipper peer groups. The Marshall Mid-Cap Growth Fund and Marshall Small-Cap Growth Fund were singled out for recognition by *Investor's Business Daily* for their strong performance.

The M&I Aggregate Bond Fund was introduced in 2007, providing total return fixed income investors with a new investment option. M&I also introduced new institutional classes of selected fixed income and equity mutual funds for institutions with large pools of money to invest. These options provide more opportunities for our clients to participate in our investment strategies at lower fees.

M&I Institutional Trust Services (ITS) offers a broad array of products and services to a wide range of organizations through its four business lines: Retirement Plan Services, Not-for-Profit Services, Securities Lending Services, and Taft-Hartley Services. ITS had an impressive year, with overall revenue growth of 12 percent, with significant contributions coming from all business lines.

Assets Under Management


$26
$20
$15
$10
$5
$0
Billions
2002
2003
2004
2005
2006
2007

1981 *M&I's new data processing center (now Metavante Corporation) opens*

1986 *M&I enters the Arizona market with the acquisition of Thunderbird Capital Group*

1994 *M&I becomes the largest financial institution in Wisconsin through the acquisition of Valley Bank Corporation*


MARSHALL & ILSLEY

M&I's Retirement Plan Services Group oversees more than $43 billion in custodial assets and serves as a trustee for more than 1,100 retirement plans. The Group also provides retirement plan recordkeeping services to 775 plans and over 304,000 participants nationwide. Once again, M&I's plan sponsor clients recognized M&I as an elite provider of retirement plan services through their participation in the 2007 Defined Contribution survey conducted by *PLANSPONSOR* magazine. M&I was ranked the No. 1 Best-in-Class Provider and received 67 Best-in-Class trophies, outpacing the next highest ranked competitor by 25 awards. M&I also received the highest overall ranking for participant and plan sponsor services in the small-and mid-market segments (companies with retirement plan assets ranging from $5 million to $50 million and $50 million to $200 million, respectively) based on the results of the national customer survey. In the small-and mid-market segment, M&I Institutional Trust Services received 22 Best-in-Class trophies – more trophies than any other provider.

M&I's Not-for-Profit Services provides comprehensive investment management, trust, custody, and administrative services to over 500 organizations, with assets in excess of $12 billion. Clients include foundations, health care organizations, educational institutions, faith-based organizations, social service agencies, municipalities, and arts organizations.

The final support beam for M&I's current headquarters at 770 North Water Street was raised in May 1967.

1997 | *M&I celebrates its 150th anniversary*



In addition, the group is also responsible for providing a broad range of services to ultra-high-net-worth family offices. The business line grew revenue by 24 percent in 2007, driven by a combination of increased penetration in the regions, new product development, and exceptional client service and retention.

M&I's Securities Lending Services provides securities lending to 64 clients with $30 billion in lendable assets held in custody at Marshall & Ilsley Trust Company as well as at other custodians. M&I's Securities Lending program continues to distinguish itself from other programs through exceptionally high utilization rates, which creates greater fee revenue for the client and M&I. This, combined with a willingness to lend portfolios with assets of as little as $100 million, contributed to 88 percent revenue growth in 2007.

M&I's specialized Taft-Hartley product line continues to help labor groups and Taft-Hartley Funds manage their trust and banking needs. Revenues from Taft-Hartley Services were up 35 percent, assets topped $7 billion, and deposits grew to more than $70 million.

A growing number of high-net-worth clients are utilizing the services of Cedar Street Advisors® to meet their complex financial needs. An integrated team of



highly credentialed professionals delivers one-on-one consulting and personalized services, including estate planning, employee benefits, asset management, tax planning, and family advising as part of a comprehensive financial plan. Clients can be confident they will receive personalized attention, comprehensive planning services, and proactive service in an atmosphere of integrity and trust. The success of Cedar Street Advisors continues to benefit from cross-selling opportunities within M&I and from personal referrals within the communities served by M&I.

M&I's Private Banking services continue to grow as well, providing individuals, businesses, and corporations with services designed to meet their unique needs. Deposits within Private Banking grew 33 percent in 2007.

Attracted to M&I by its ability to recruit and retain well-qualified staff and deliver quality transaction processing services, financial institutions of all sizes – including an increasing number of large organizations – utilize M&I's Trust Operations services to assist them in controlling expenses and managing risk. From coast to coast, M&I now provides processing for more than 60 financial institutions. Revenue in M&I's Trust Operations increased 20 percent over the last three years and more than 25 percent over 2006.



2001 *M&I Bank enters the Minnesota market with the acquisition of National City Bancorporation*

2002 *M&I enters the St. Louis market through the acquisition of Mississippi Valley Bancshares*

2006 *M&I Bank enters the Kansas City market and increases its presence in the Florida market with the acquisition of Gold Banc Corporation*



Employee volunteers helped build a local playground as part of M&I Community Day 2007.

A Strong Commitment to the Communities Served by M&I

For Marshall & Ilsley Corporation and its employees, supporting the communities served by M&I is a responsibility and priority.

Whether a branch office is sponsoring a food drive to support a local pantry, a team of employees is walking to benefit a local non-profit organization, or the Corporation is making a gift to fund a major community campaign, the intention is the same – to enhance the lives of individuals and families and to benefit the community at large.

M&I Community Day

Each year, as part of *M&I Community Day*, M&I employees mobilize and make a difference by participating in community-based volunteer activities that benefit local organizations, based on the needs of that community. In fall 2007, more than 2,000 M&I employees displayed an inspiring level of energy and enthusiasm as they helped build houses, volunteered at local fundraisers, participated in community clean-ups, and lent a hand with many other projects that took place in nearly 300 locations throughout the country.

2007

M&I Wealth Management assets under administration reach $106 billion and assets under management are $26 billion

M&I finalizes the acquisitions of Excel Bank Corporation and United Heritage Bankshares

M&I announces plans to acquire First Indiana Corporation



Their efforts clearly demonstrated the level of commitment and dedication M&I employees have to making their communities better places to live and work.

M&I Community Education Initiative

M&I's Community Education Initiative continues to provide members of the communities in which we live and work with the knowledge they need to make good financial decisions through a comprehensive and standardized financial literacy program. In 2007, M&I hosted seminars attended by more than 1,700 participants. Seminar topics included budgeting and saving, credit, home buying, and identity theft and were administered using a curriculum partially based on the FDIC's Money Smart curriculum. In 2008, the program will be introduced in Minnesota, Arizona, and St. Louis, providing M&I with the opportunity to replicate the success of the program in other markets. As a result of M&I's efforts in this area, M&I's Community Education Initiative is considered a best practice by the FDIC. M&I's community education administrator received the Governor's Financial Literacy Award from the state of Wisconsin, and the program itself received the Wisconsin Bankers Association Personal Economics Program Award. Nationally, M&I received the Excellence in Financial Literacy Education Award for Organization of the Year from the Institute for Financial Literacy.

M&I Community Development Corporation

Throughout 2007, M&I Community Development Corporation (MICDC) committed resources to fund 21 projects throughout the communities served by M&I. In St. Louis, Missouri, MICDC gave a low-interest loan to International Institute, a social service agency that grants micro-loans to immigrants who have recently relocated to the area. In Milwaukee, an investment was made in Generation Growth Capital, a private equity fund that invests in "growth stage" companies that either serve and/or





employ low- to moderate-income individuals or are located in a low- to moderate-income area. An investment in Bayfield County, Wisconsin, will provide members of the Red Cliff Reservation community with access to affordable housing through MICDC's purchase of tax credits that will provide equity for the development of 24 homes. And in Chaska, Minnesota, MICDC also funded costs related to the construction of affordable housing.

MICDC is also managing 29 projects funded by the Corporation's $75 million allocation of New Markets Tax Credits received in 2006. From funding a transitional housing facility for homeless individuals and victims of domestic abuse in Bradenton, Florida, to financing the development of affordable housing in Tucson, Arizona, MICDC is helping to transform neighborhoods and rejuvenate the communities that need it most.

M&I and Metavante Corporation become separate publicly traded companies

M&I opens seven de novo branches

M&I ends the year with more than $59 billion in assets

Marshall & Ilsley Corporation Board of Directors

Marshall & Ilsley Corporation 770 North Water Street, Milwaukee, WI 53202 (414) 765-7700 www.micorp.com



Dennis J. Kuester
Chairman of the Board,
Marshall & Ilsley Corporation
Chairman of the Board,
M&I Marshall & Ilsley Bank



Mark F. Furlong
President and
Chief Executive Officer,
Marshall & Ilsley Corporation
President and
Chief Executive Officer,
M&I Marshall & Ilsley Bank



Malcolm M. ("Mick") Aslin
Former
Chief Executive Officer,
Gold Banc Corporation



Andrew N. Baur
Chairman of the Board,
Southwest Bank, an M&I Bank



Jon F. Chait
Chairman of the Board
and Chief Executive Officer,
Hudson Highland Group, Inc.,
a provider of workforce
staffing and search services



John W. Daniels, Jr.
Chairman,
Quarles & Brady LLP,
a law firm



Ted D. Kellner, CFA
Chairman of the Board
and Chief Executive Officer,
Fiduciary Management, Inc.,
an investment
management firm



David J. Lubar
President,
Lubar & Co. Incorporated,
a private investment firm



Katharine C. Lyall
President, retired,
University of Wisconsin
System



John A. Mellowes
Chairman of the Board
and Chief Executive Officer,
Charter Manufacturing
Company, Inc., a producer of
bar, rod, wire, and wire parts
for the auto industry and
other industries



San W. Orr, Jr.
Chairman of the Board,
Wausau Paper Corp.



Robert J. O'Toole
Chairman of the Board
and Chief Executive Officer,
retired,
A.O. Smith Corporation
a manufacturer of
electric motors and
water systems technologies



Peter M. Platten III
Vice Chairman of the Board,
retired,
Marshall & Ilsley Corporation



John S. Shiely
Chairman of the Board,
President, and
Chief Executive Officer,
Briggs & Stratton
Corporation,
a manufacturer of gasoline
engines for outdoor
power equipment



Debra S. Waller
Chairman of the Board
and Chief Executive Officer,
Jockey International, Inc.,
a manufacturer of
undergarments



George E. Wardeberg
Vice Chairman of the Board,
retired,
Wisconsin Energy
Corporation, a holding
company with
subsidiaries in utility and
non-utility businesses



James B. Wigdale
Chairman Emeritus,
Marshall & Ilsley Corporation

Directors Emeriti

Oscar C. Boldt   Wendell F. Bueche   Glenn A. Francke   Burleigh E. Jacobs   James F. Kress   Don R. O'Hare   Stuart W. Tisdale   James O. Wright   Gus A. Zuehlke

Marshall & Ilsley Corporation Officers

Marshall & Ilsley Corporation 770 North Water Street, Milwaukee, WI 53202 (414) 765-7700 www.micorp.com



Mark F. Furlong
President and
Chief Executive Officer,
Marshall & Ilsley Corporation

President and
Chief Executive Officer,
[illegible]



Gregory A. Smith
[illegible]
and Chief Financial Officer,
Marshall & Ilsley Corporation

Chief Financial Officer,
M&I Marshall & Ilsley Bank



Walt A. Buckhanan
Vice President and
Director of Corporate Diversity,
Marshall & Ilsley Corporation



Patricia M. Cadorin
Vice President and
Director of Corporate
Communications

Senior Vice President,
M&I Marshall & Ilsley Bank

[illegible]
[illegible]



Ryan R. Deneen
Senior Vice President and
Director of Corporate Tax,
Marshall & Ilsley Corporation



Thomas R. Ellis
Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank



Randall J. Erickson
Senior Vice President,
Chief Administrative Officer,
and General Counsel,
Marshall & Ilsley Corporation

[illegible]
M&I Marshall & Ilsley Bank



Mark R. Hogan
Senior Vice President
and Chief Credit Officer,
Marshall & Ilsley Corporation

Executive Vice President
and Chief Credit Officer,
M&I Marshall & Ilsley Bank



Patricia R. Justiliano
Senior Vice President
and Corporate Controller,
Marshall & Ilsley Corporation

Senior Vice President
and Controller,
M&I Marshall & Ilsley Bank



Brent J. Kelly
Senior Vice President
and Director of Corporate
Marketing,
Marshall & Ilsley Corporation



Beth D. Knickerbocker
Senior Vice President
and Chief Risk Officer,
Marshall & Ilsley Corporation



Kenneth C. Krei
Senior Vice President,
Marshall & Ilsley Corporation

Chairman of the Board,
President and Chief Executive
Officer, Marshall & Ilsley
Trust Company N.A.

Chairman of the Board
and Chief Executive Officer,
M&I Investment
Management Corp.



Thomas J. O'Neill
Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

President, M&I Bank FSB



Paul J. Renard
Senior Vice President
and Director of
Human Resources,
Marshall & Ilsley Corporation



John L. Roberts
Senior Vice President,
Marshall & Ilsley Corporation

Senior Vice President,
M&I Marshall & Ilsley Bank



Thomas A. Root
Senior Vice President
and Audit Director,
Marshall & Ilsley Corporation



Michael C. Smith
Senior Vice President
and Corporate Treasurer,
Marshall & Ilsley Corporation



Ronald E. Smith
Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

Selected Affiliate Boards

M&I Marshall & Ilsley Bank

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700
www.mibank.com

Directors

Dennis J. Kuester
Chairman of the Board, M&I Marshall & Ilsley Bank
Chairman of the Board, Marshall & Ilsley Corporation

Mark F. Furlong
President and Chief Executive Officer, M&I Marshall & Ilsley Bank
President and Chief Executive Officer, Marshall & Ilsley Corporation

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

Robert J. O'Toole
Chairman of the Board and Chief Executive Officer, retired, A.O. Smith Corporation

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation

James B. Wigdale
Chairman Emeritus Marshall & Ilsley Corporation

Directors Emeriti
Wendell F. Bueche
John E. Forester
Carl L. Gosewehr
Burleigh E. Jacobs
Stuart W. Tisdale
James A. Urdan
James O. Wright

Arizona

Community Bank Advisory Board

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

Gary S. Clancy
Managing Member, retired, Recycled Business Systems, L.L.C.

Michael C. Francis
Owner/Manager, Francis Insurance Agency

Charles F. Sands
President, Nutribiotech LLC; JED C. LLC

D. Otis Wolkins
Vice President, retired, GTE Service Corporation

Stephen A. Wood
Chairman of the Board, Insurers Administrative Corporation

Leyton S. Woolf, Jr.
Owner/Farmer, Woolf Roses, L.L.C.

Central States

Community Bank Advisory Board

Malcolm "Mick" Aslin
Chairman, M&I Marshall & Ilsley Bank, Central States Region

Pamela R. Berneking
President, M&I Marshall & Ilsley Bank, Central States Region

David J. Christie
President, D.J. Christie, Inc.

Charles A. Garney
CEO and Chairman of the Board, Briarcliff Development Company

Charles E. Mackey
President, Capital Management, Inc.

Larry C. Maddox
Private Investor

Scott M. Slabotsky
Shareholder, Mayer Hoffman McCann, an Independent CPA Firm
Managing Director, CBIZ Accounting & Tax Advisory Service

Daniel R. Tasset
President, Nueterra Holdings, LLC

Jeff Weiner
President, American Crane & Tractor Parts, Inc.

Scott Westlake
Member, Old Corkscrew Plantation, LLC

West Coast Florida

Community Bank Advisory Board

Jerry L. Neff
Chairman, M&I Marshall & Ilsley Bank, West Coast Florida Region

Charles M. Britton
President, M&I Marshall & Ilsley Bank, West Coast Florida Region

Malcolm "Mick" Aslin
Former Chief Executive Officer, Gold Banc Corporation

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Glen R. Bomberger
Executive Vice President and Chief Financial Officer, retired, A.O. Smith & Company

Thomas R. Hayes
President and Chief Operating Officer, Des Champs & Gregory, Inc.

Harold W. Mullis
President, Trenam Kemker Attorneys

Peter M. Platten III
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation

Dale C. Rossman
President, DCR Services, Inc.

J. Gary Russ
Owner, Russ Citrus Groves, Ltd.

Warren G. Simonds
Director of Client Relations and Business Development, Willis A. Smith Construction, Inc.

Central Florida

Community Bank Advisory Board

David G. Powers
President, M&I Marshall & Ilsley Bank, Central Florida Region

Thomas B. Ball III
Owner, Tom Ball Real Estate

Robley R. Bruce
Owner, Rob Bruce Auto Sales

Randy O. Burden
Investor, Real Estate & Financial Services

James P. Caruso
President, Pineloch Management Corp.

John T. Cash, Jr.
President, Cash and Associates P.A.

Robert G. Dello Russo
President, Del-Air Heating and Air Conditioning

W. D. (Bill) Frederick
Past Mayor, City of Orlando

M. A. (Manny) Garcia
CEO, Atlantic Coast Management

C. William Harkins
President, Harkins Development Corp.

J. Michael Hattaway
Owner, Hattaway Realty

James L. Hewitt
President & CEO, Hewitt Financial Corp.

Vincent S. Hughes
Retired, Hughes Supply Corp.

Richard T. McCree Sr.
Chairman, McCree Inc.

David M. McLeod
Executive Vice President, M&I Marshall & Ilsley Bank, Central Florida Region

Thomas W. Moore
President & CEO, Sunniland Corp.

Timothy L. Murphy
President, Magic Mining Company

Michael R. Scures
Executive Vice President, M&I Marshall & Ilsley Bank, Central Florida Region

Jack E. Spillane
Owner, Florida Mitigation Bank

Bruce C. Starling
Attorney/Automotive

Donald F. Wright
President, Wright, Fulford, Moorhead & Brown, P.A.

Indiana

Community Bank Advisory Board

Marni McKinney
Chairman, M&I Marshall & Ilsley Bank, Indiana Region

Reagan K. Rick
President, M&I Marshall & Ilsley Bank, Indiana Region

John F. Ackerman
Managing Partner, Cardinal Ventures, LLC

Gerald L. Bepko
Chancellor Emeritus, Indiana University Purdue University – Indianapolis
Indiana University Trustee's Professor

G. Frederick Glass
Partner, Baker & Daniels, LLP

Thomas K. McGowan
Executive Vice President and Chief Operating Officer, Kite Realty Group

Curtis Miller
Chairman, Katz, Sapper & Miller, LLP

Robert H. Warrington
Former President and Chief Executive Officer, First Indiana Corporation

Michael W. Wells
President, REI Investments, Inc.

Minnesota

Community Bank Advisory Board

Bradley D. Chapin
President, M&I Marshall & Ilsley Bank, Minnesota

Craig Bentdahl
Former Chief Executive Officer, Excel Bank Corporation

Ray Bentdahl
Former Chairman, Excel Bank Corporation

Mike Fiterman
President and Chief Executive Officer, Liberty Diversified Products

Esperanza Guerrero-Anderson
President and Chief Executive Officer, Milestone Growth Fund, Inc.

Michael Horovitz
Owner and President, Minneapolis Glass Company

Katie Kelley
Executive Vice President, M&I Marshall & Ilsley Bank, Minnesota

David Malmberg
Chairman and CEO, DCM Inc.

Monica Nassif
President, The Caldrea Company

Sheldon Wert
Former President and Chief Executive Officer, Century Bancshares, Inc.

Appleton, WI

Community Bank Advisory Board

David J. Gitter
Chairman, M&I Marshall & Ilsley Bank, Appleton

William J. Braun
President, M&I Marshall & Ilsley Bank, Appleton

Thomas J. Boldt
Chief Executive Officer, The Boldt Company

John A. Bykowski
President and Chief Executive Officer, SECURA Insurance Companies

Joyce A. Bytof
Chief Executive Officer, Coldwell Banker The Real Estate Group, Inc.

Stephen M. Evans
Former Owner, Evans Title Companies, Inc.

Mark J. Fenlon
Northeast Regional Manager, M&I Wealth Management

Paul J. Heid
Chairman of the Board, Heid Music Company, Inc.

Mary M. Hosmer
Executive Vice President – Commercial Lines Department, Hilb Rogal and Hobbs Insurance Services, Inc.

John E. Pfefferle
President, Pfefferle Companies

Lawrence W. Wirth
President, retired, Presto Products, Inc.

Director Emeritus
Gus A. Zuehlke

Ashland, WI

Community Bank Advisory Board

Peter P. Viater
President, M&I Marshall & Ilsley Bank, Ashland

Paul R. Bretting
Vice President, C. G. Bretting Manufacturing Company, Inc.

Donald N. Marcouiller
Regional Administrator, retired, Wisconsin Indianhead Technical College, Ashland Campus

Leslie J. Whiteaker
Vice President and Chief Financial Officer, Memorial Medical Center

Brookfield, WI

Community Bank Advisory Board

J. Nathan Cunniff
President, M&I Marshall & Ilsley Bank, Brookfield

Robert H. Eldridge
Executive Vice President and Secretary-Treasurer, retired, Briggs & Stratton Corporation

John R. Evans
President, retired, Evans Brothers Company, Inc.

Andrew J. Fleckenstein
Trustee, Fleck Foundation

W. P. Halquist
Chairman of the Board, Halquist Stone Co., Inc.

Irv Hansen
Chairman, retired, M&I Marshall & Ilsley Bank, Brookfield

James E. Keyes
Chairman of the Board, KSM Industries, Inc.

James M. Leef
President, Industrial Towel & Uniform, Inc.

Gordon J. Liebl
President, A. L. Schutzman Co., Inc.

Aldo Madrigrano
President, W.O.W. Distributing Co., Inc.

Randall J. Wright
President and Chief Executive Officer, Empire Level Mfg. Corp.

Directors Emeriti
Glenn A. Francke
Philip K. Harvey
John P. Metzger

Burlington, WI

Community Bank Advisory Board

James R. Bauman
Chairman, M&I Marshall & Ilsley Bank, Burlington

John J. Corbett
President, M&I Marshall & Ilsley Bank, Burlington

Glenda Dupons
President, Bear Realty Inc.

Frederick J. Koenen
Chairman of the Board, Reineman's True Value Inc.

James A. Mangold III
President, Mangold Insurance, Inc.

Daniel G. Rehberg
President, A to Z Refrigeration Co., Inc.

Lawrence Smith
Larry's Barber Shop

Eagle River, WI

Community Bank Advisory Board

James E. Levandoski
President, M&I Marshall & Ilsley Bank, Eagle River

Al Bybee
Food Broker, retired

Gary S. Goska
Owner, Eliason Realty of Land O'Lakes

Richard D. Hansen
President, retired, M&I Marshall & Ilsley Bank, Eagle River

Mike Kwaterski
President, Kwaterski Brothers Wood Products, Inc.

Selected Affiliate Boards

Eau Claire, WI

Community Bank Advisory Board

Robert R. Hood
Chairman, M&I Marshall & Ilsley Bank, Eau Claire

William A. Kaiser
President, M&I Marshall & Ilsley Bank, Eau Claire

Peter B. Scobie
Chairman and Chief Executive Officer, R. W. Scobie, Inc.

Steven R. Senn
Chief Executive Officer, Senn Blacktop, Inc.

Roger R. Sipple
Roger & Donald Sipple Farm

Daniel J. Toycen
President, Toycen Motors, Inc.
President, Toycen of Ladysmith, Inc.

Kenneth C. Vance
President, Ken Vance Car City Inc.
President, Ken Vance Motors, Inc.

Green Bay, WI

Community Bank Advisory Board

Michael D. Simmer
President, M&I Marshall & Ilsley Bank, Green Bay

Bernard E. Dahlin
President, Nichols Paper Products

Wesley H. Garner II
Chairman and CEO, Great Lakes Calcium Corp.

Michael J. Langenhorst
President and CEO, Anamax Group, U.S., a division of Sanimax Corporation

Peter D. Mancuso
Chief Executive Officer, Lindquist Machine Co.

Ann M. Murphy
Murphy Development, Inc.

Thomas M. Olejniczak
Partner, Liebmann, Conway, Olejniczak & Jerry, S.C.

Thomas L. Olson
President, retired, Sonoco – U.S. Mills, Inc.

Mark Skogen
President, Festival Foods

Ronald A. Weyers

Directors Emeriti
Richard Baumgarten
William R. Bodart
Carl Farah
Michael B. Gage
Edward L. Meyer, Jr.
Peter M. Platten III

Hartland, WI

Community Bank Advisory Board

Arthur T. Kraemer
Chairman, M&I Marshall & Ilsley Bank, Hartland

Scott A. Kraemer
President, M&I Marshall & Ilsley Bank, Hartland

Steven C. Boysa
President, Basco, LLC

Robert C. Goff
President, Goff's Auto Body, Inc.

Stanley F. Hack
Attorney

Donald L. McNeil
Retired, Executive Director, Inc.

Richard A. Natalizio
Chairman of the Board, HNI Company, Inc.

Charles L. Rushman
Chairman, First Weber Realty

Paul J. Schmidt
President, retired, Collections Unlimited, Inc.

Sheldon Volk
Executive Vice President, retired, M&I Lake Country Bank

Dennis H. Wollenzien
President and Chief Operating Officer, retired, M&I Lake Country Bank

Directors Emeriti
Patrick A. Corcoran
Anton R. Grasch
J. Scott Kestly
August U. Pabst
Charles A. Perry
Thomas J. Waldera

Janesville, WI

Community Bank Advisory Board

Ronald K. Ochs
Chairman, M&I Marshall & Ilsley Bank, Janesville

Mary Willmer-Sheedy
President, M&I Marshall & Ilsley Bank, Janesville

Frank E. Bauchiero
Consultant

J. Michael Borden
Chief Executive Officer, Hufcor, Inc.

Mark A. Cullen
Chairman, J. P. Cullen & Sons

Richard L. Dashnaw
Retired, Coltec Industries

Dennis L. Hansch
Attorney, Nowlan & Mouat

Charles H. Harker
President, Mid-States Concrete

Mary E. Kilkenny
Broker, Keefe Real Estate

James F. Ruethling
Retired, Beloit Clinic, S.C.

David A. Weber
President, Mode Industries, Inc.

Kenosha, WI

Community Bank Advisory Board

Kenneth L. Fellman
President, M&I Marshall & Ilsley Bank, Kenosha

Mario Garetto, M.D.
Gastroenterologist

Robert G. Terwall
President, Prairie Shores – Concrete Solutions, Inc.

Dennis Vignieri
President and Chief Executive Officer, Kenosha Beef International Limited

Michael W. Wells
Chairman of the Board, Frank L. Wells Company

La Crosse, WI

Community Bank Advisory Board

Larry W. Bodin
President, M&I Marshall & Ilsley Bank, La Crosse

Dr. Julio J. Bird, M.D.
Gundersen Lutheran

Karl J. Brickl
President, retired, Brickl Bros., Inc.

Russell J. Callahan, Jr.
Retired, Herbergers

Randolph A. Eddy, Sr.
President, Carrier Insurance Agency

Barbara Skogen
Vice President, Skogen's Foodliner, Inc.

Ronald A. Wessels
President, retired, M&I Marshall & Ilsley Bank, La Crosse

Madison, WI

Community Bank Advisory Board

Douglas S. Nelson
President, M&I Marshall & Ilsley Bank, Madison

Timothy B. Erdman
Chairman and CEO, Erdman Holdings

John M. Flesch
Executive Vice President and Treasurer, Gordon Flesch Company, Inc.

Harold F. Mayer
Vice President Operations, retired, Oscar Mayer Foods Corp.

Robert F. O'Loughlin
President, Laser Link Golf

Richard R. Renk
President, The Renk Seed Company

Douglas G. Reuhl
President, American of Madison

Robert A. Schlicht
Past Chairman, M&I Marshall & Ilsley Bank, Madison

Terry K. Shockley
President, Shockley Group, Inc.

Jay L. Smith
President, JLS Investment Group

F. Charles Steinhauer
Partner, Steinhauer & Company

Jerry J. Weygandt
Professor of Accounting, UW School of Business

Kathleen E. Woit
President, Madison Community Foundation

Marshfield, WI

Community Bank Advisory Board

Alan D. Nystrom
President, M&I Marshall & Ilsley Bank, Marshfield

John Baltus
President, Baltus Oil Co.

Donald Boon
President, Boon Construction

Ronald D. Doine
President, Doine Excavating, Inc.

Terry Frankland
President, V&H, Inc.

Kenneth F. Heiman
Owner, Nasonville Dairy, Inc.

Ronald Maurer
President, Maurer Roofing

Mayville, WI

Community Bank Advisory Board

Gregory Ryan
President, M&I Marshall & Ilsley Bank, Mayville

Melvin Drinkwine
Retired, Tab Products Co.

Leo R. Fisher
Chairman of the Board, retired, M&I Bank of Mayville

Dennis M. Kemmel
Owner, Cowles-Henke-Kemmel Insurance Agency

George F. Olson
Sales and Engineering, W. G. Strohwig Tool & Die, Inc.

Roy Rohlinger
Vice President, Rohlinger Construction, Inc.

Stanley A. Waas
President, Waas Boring & Cable, Inc.

Menomonee Falls, WI

Community Bank Advisory Board

Richard C. Becker
President, M&I Marshall & Ilsley Bank, Menomonee Falls

Ronald R. Bast
President, Riteway Bus Service, Inc.

Robert E. Drisner
President and Chief Executive Officer, retired, Community Health Care Services

Donald H. Nimmer
Chief Executive Officer, Enercon Industries Corporation

Michael Richardson
President, Richardson Financial Group, Inc.

Douglas H. Stadelmann
President, Stadelmann Engineering, Inc.

Directors Emeriti
Don A. Schneiders
A. W. Zillmer

Oshkosh, WI

Community Bank Advisory Board

Steven R. Schmudlach
President, M&I Marshall & Ilsley Bank, Oshkosh

Jere Chapin
President, retired, M&I Central State Bank

Dennis Elmer
Food Broker

Gary R. Lerch
President, Service Oil Company, Inc.

H. Andersen Lyke
President, Lyke Corporation

Dennis E. Schwab
President, Coldwell Banker-Schwab Realty Ltd.

Racine, WI

Community Bank Advisory Board

Timothy J. Majcen
President, M&I Marshall & Ilsley Bank, Racine

Matthew L. Andis
President, Andis Company

Thomas L. Beck
President, Unico, Inc.

James O. Parrish
Vice President, Finance, retired, Twin Disc, Inc.

David B. Rayburn
President, Modine Manufacturing Company

Directors Emeriti
Kenneth Jensen
Ernest C. Styberg, Jr.
Willard T. Walker, Sr.
Harold C. Weiss

Selected Affiliate Boards

Rhinelander, WI

Community Bank Advisory Board

Michael S. Knoche
President, M&I Marshall & Ilsley Bank, Rhinelander

Ted S. Baginski, Jr.
President, Ted Baginski and Sons Inc.

Fred A. Berner
Editor, Antigo Daily Journal
Officer, Berner Bros. Publishing

Lowell R. Bostrom
President, Woodruff Hardware, Inc. Weston Hardware, Inc. Shawano Hardware, Inc.

William J. Cousineau
President, Cousineau Auto Parts, Inc.

Irving Schiek III, M.D.
Retired

Dr. Martin R. Smith
President, Foster & Smith, Inc.

Shawano, WI

Community Bank Advisory Board

Jeffrey P. Mace
President, M&I Marshall & Ilsley Bank, Shawano

Rory W. Buss
President, Buss Chevrolet

James A. Kasten
Vice President, retired, Fluid Milk, Employee & Member Services, Foremost Farms

Russell L. Obermeier
Owner, Maple Creek Wildlife
President and Owner, Obermeier & Associates

Larry J. Rose
CPA/PFS
Financial Consultant, First Choice Financial Services, LLC

Russell P. Schmidt
Retired

Jerry J. Senzig
Retired, Senzig's, Inc.

Sheboygan, WI

Community Bank Advisory Board

James A. Maxon
President, M&I Marshall & Ilsley Bank, Sheboygan

Ronald E. Begalke
Executive Vice President, retired, Sargento Cheese Co.

Terence P. Fox
Attorney at Law, Kummer, Lambert & Fox, LLP

Gary D. Maples
President, retired, M&I Marshall & Ilsley Bank, Sheboygan

Stevens Point, WI

Community Bank Advisory Board

Robert A. Schmidt
President, M&I Marshall & Ilsley Bank, Stevens Point

James E. Anderson
Chairman, Ellis Stone Construction Company, Inc.

Marilynn J. Chesbrough

Robert L. Cooper
President, Cooper Dental

Jeffrey L. Martin
Regional CEO, Ministry Health Care

Richard W. Okray
Secretary and Treasurer Okray Family Farms, Inc.

Ronald T. Skrenes
Attorney, Anderson, O'Brien, Bertz, Skrenes & Golla

Superior, WI/ Duluth, MN

Community Bank Advisory Board

James E. Zastrow
President, M&I Marshall & Ilsley Bank, Superior/Duluth

James L. Banks
President and Chief Executive Officer, Allouez Marine Supply, Inc.

John H. Hendricks
Of Counsel, Knudson, Gee & Torvinen, S.C.

Mary E. Millard
President, Millard & Associates, Inc.

Fred L. Shusterich
President, Midwest Energy Resources

John C. Smylie
Chief Administrative Officer, SMDC Health System

Watertown, WI

Community Bank Advisory Board

John H. Ebert
President, M&I Marshall & Ilsley Bank, Watertown

Richard Baker
Baker-Rullman Mfg., Inc.

Robert A. Bender
Attorney

William J. Kwapil, Jr.
Seven-Up Bottling Co.

Director Emeritus
E. W. McFarland

Wausau, WI

Community Bank Advisory Board

John T. Tubbs
President, M&I Marshall & Ilsley Bank, Wausau

Hugh E. Jones
Senior Vice President, M&I Marshall & Ilsley Bank, Wausau

Brian Arndorfer
Assistant Vice President and General Counsel, Church Mutual Insurance

Dwight E. Davis
Chairman and Chief Executive Officer, Greenheck Fan Corporation

John Dudley
Vice President, Dudley Investments, LLC

Duane Erwin
President and CEO, Aspirus, Inc.

Thomas J. Howatt
President and Chief Executive Officer, Wausau Paper Corp.

Ronald L. Klimisch
President, Wausau Supply Company

San W. Orr, Jr.
Chairman of the Board, Wausau Paper Corp.

John L. Skoug
Chairman and Chief Executive Officer, Marathon Cheese Corporation

West Bend, WI

Community Bank Advisory Board

Richard L. Leitheiser
President, M&I Marshall & Ilsley Bank, West Bend

Thomas R. Bast
Chairman of the Board, retired, M&I First National Bank

Mark A. Hauser
Partner, Kieckhafer Dietzler Hauser & Co.

Steven C. Johnson
President, Johnson School Bus Service, Inc.

Mark A. Nielsen
President, retired, Wesbar Corporation

Thomas G. Strachota
Chief Executive Officer, Dairyland Seed Co., Inc.

Director Emeritus
Charles H. Johnson

M&I Bank FSB

3993 Howard Hughes Parkway, Suite 100
Las Vegas, NV 89109
(702) 737-3910

Directors

Thomas J. O'Neill
President, M&I Bank FSB
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

Randall J. Erickson
Senior Vice President, Chief Administrative Officer, and General Counsel, Marshall & Ilsley Corporation
General Counsel, M&I Marshall & Ilsley Bank

Patricia R. Justiliano
Senior Vice President and Corporate Controller, Marshall & Ilsley Corporation
Senior Vice President and Controller, M&I Marshall & Ilsley Bank

John L. Roberts
Senior Vice President, Marshall & Ilsley Corporation
Senior Vice President, M&I Marshall & Ilsley Bank

Michael C. Smith
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Southwest Bank, an M&I Bank

2301 South Kingshighway,
St. Louis, MO 63110
(314) 776-5200
www.mysouthwestbank.com

Directors

Andrew N. Baur
Chairman of the Board, Southwest Bank, an M&I Bank

James A. Saitz
Vice Chairman, Community Banking, Southwest Bank, an M&I Bank

Robert J. Witterschein
Chief Executive Officer, Southwest Bank, an M&I Bank

Andrew S. Baur
Regional President, Southwest Bank, an M&I Bank

Halvor B. Anderson
Retired, Manufacturing Executive

John T. Baumstark
President, Archway Sales, Inc.

John G. Brunner
Chief Executive Officer, Vi-Jon Laboratories, Inc.

William H. T. Bush
Chairman, Bush-O'Donnell & Co., Inc.

Francis C. Cunetto
President, Cunetto House of Pasta, Inc.

Donald Danforth III
President, City Academy

Lary Eckert
Chairman and President, Eckert Companies

Robert E. Flynn III
President, Berry Grant Company

Lisa Greenman Kraner
Principal, Paster, West and Kraner, P.C.

Richard G. Millman
President, Millman Lumber Co.

Edward T. Noland
President, Pharma Tech Industries, Inc.

Directors Emeriti
Linn H. Bealke
Edward C. Berra
William J. Freschi
G. Fred Heimburger
Charles W. Hrebec, Jr.
Almira B. Sant
Charles A. Zone

M&I Community Development Corporation

933 North Mayfair Road,
Suite 211
Wauwatosa, WI 53226
(414) 256-6355

Directors

Vincent P. Lyles
President, M&I Community Development Corporation
Vice President, M&I Marshall & Ilsley Bank

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

John W. Daniels, Jr.
Chairman, Quarles & Brady, LLP

Randall J. Erickson
Senior Vice President, Chief Administrative Officer, and General Counsel, Marshall & Ilsley Corporation
General Counsel, M&I Marshall & Ilsley Bank

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Scott O. Sheaffer
Vice President, M&I Marshall & Ilsley Bank
Vice President and Treasurer, M&I Bank FSB

Michael C. Smith
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Consolidated Summary of Earnings

Years ended December 31 ($000's except share data)

	2007	2006
INTEREST AND FEE INCOME		
Loans and Leases	$3,243,109	$2,856,043
Investment Securities	371,074	339,707
Short-Term Investments	19,013	15,321
Loan to Metavante	35,969	43,163
Total Interest and Fee Income	**3,669,165**	**3,254,234**
INTEREST EXPENSE		
Deposits	1,231,252	1,083,392
Short-Term Borrowings	236,671	186,746
Long-Term Borrowings	585,025	476,540
Total Interest Expense	**2,052,948**	**1,746,678**
Net Interest Income	1,616,217	1,507,556
Provision for Loan and Lease Losses	319,760	50,551
Net Interest Income After Provision for Loan and Lease Losses	**1,296,457**	**1,457,005**
OTHER INCOME		
Wealth Management	262,835	221,554
Other	466,231	360,132
Total Other Income	**729,066**	**581,686**
OTHER EXPENSE		
Salaries and Benefits	659,871	613,394
Other	655,072	470,148
Total Other Expense	**1,314,943**	**1,083,542**
Income Before Income Taxes	710,580	955,149
Provision for Income Taxes	213,641	307,435
INCOME FROM CONTINUING OPERATIONS	496,939	647,714
Discontinued Operations, Net of Income Taxes		
Gain on Sale of Metavante	525,576	–
Transaction Costs	(25,253)	–
Metavante Earnings	153,674	160,124
NET INCOME	**$1,150,936**	**$807,838**
PER SHARE		
Diluted – Income from Continuing Operations	$1.87	$2.54
Diluted – Net Income	4.34	3.17
Common Dividend Declared	1.200	1.050
OTHER SIGNIFICANT DATA		
Year-End Common Stock Price*	$26.48	$48.11
Return on Average Shareholders' Equity – Net Income	17.23%	14.42%
Return on Average Assets – Income from Continuing Operations	0.87	1.26
Return on Average Assets – Net Income	1.98	1.53
Stock Split		

**The stock price at December 31, 2007, reflects the stock price of Marshall & Ilsley Corporation after the separation of Metavante on November 1, 2007, and is not comparable to the historical year-end stock prices as presented.*

2005	2004	2003	2002	Compounded Growth Rate 5 Year
$1,959,063	$1,432,756	$1,336,307	$1,318,787	19.7%
278,664	258,933	223,043	258,674	7.5
7,681	2,350	2,705	11,413	10.7
43,652	22,871	4,479	4,314	52.8
2,289,060	**1,716,910**	**1,566,534**	**1,593,188**	**18.2**
562,552	281,271	230,805	285,136	34.0
106,220	61,144	80,957	150,198	9.5
329,876	196,160	162,921	126,696	35.8
998,648	**538,575**	**474,683**	**562,030**	**29.6**
1,290,412	1,178,335	1,091,851	1,031,158	9.4
44,795	37,963	62,993	74,416	33.9
1,245,617	**1,140,372**	**1,028,858**	**956,742**	**6.3**
191,720	175,119	148,348	140,736	13.3
381,871	352,236	376,175	309,145	8.6
573,591	**527,355**	**524,523**	**449,881**	**10.1**
549,859	494,462	474,629	437,080	8.6
404,566	387,271	423,978	355,096	13.0
954,425	**881,733**	**898,607**	**792,176**	**10.7**
864,783	785,994	654,774	614,447	2.9
278,124	256,955	183,502	199,298	1.4
586,659	529,039	471,272	415,149	3.7
–	–	–	–	
–	–	–	–	
119,531	76,814	51,175	42,760	
$706,190	**$605,853**	**$522,447**	**$457,909**	**20.2%**
$2.49	$2.32	$2.06	$1.86	0.1%
2.99	2.66	2.28	2.06	16.1
0.930	0.810	0.700	0.625	13.9
$43.04	$44.20	$38.25	$27.38	
16.21%	17.00%	15.87%	16.32%	
1.39	1.45	1.44	1.44	
1.63	1.63	1.57	1.57	
			2-for-1	

Consolidated Average Balance Sheets

Years ended December 31 ($000's except share data)

	2007	2006
ASSETS		
Cash and Due From Banks	$1,005,362	$974,120
Short-Term Investments	352,235	297,859
Trading Securities	56,580	45,559
Investment Securities	7,495,561	6,968,071
Loan to Metavante	817,885	982,000
Loans and Leases:		
Commercial	12,672,367	11,175,436
Commercial Real Estate	15,121,769	13,138,607
Residential Real Estate	9,466,269	8,130,197
Home Equity Loans and Lines	4,277,457	4,539,618
Personal	1,416,411	1,478,816
Lease Financing	695,756	661,466
Total Loans and Leases	43,650,029	39,124,140
Less: Allowance for Loan and Lease Losses	448,222	406,390
Net Loans and Leases	43,201,807	38,717,750
Other Assets	4,014,364	3,342,370
Total Assets of Continuing Operations	56,943,794	51,327,729
Assets of Discontinued Operations	1,265,833	1,323,369
Total Assets	**$58,209,627**	**$52,651,098**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest Bearing Deposits	$5,469,774	$5,361,014
Bank Issued Interest Bearing Activity Accounts	13,490,042	11,927,756
Bank Issued Time Deposits	8,555,413	7,592,019
Total Bank Issued Deposits	27,515,229	24,880,789
Wholesale Deposits	6,553,668	7,255,647
Total Deposits	34,068,897	32,136,436
Short-Term Borrowings	4,693,890	3,637,634
Long-Term Borrowings	11,533,685	10,070,881
Other Liabilities	1,072,261	1,031,954
Liabilities of Discontinued Operations	160,430	173,287
Shareholders' Equity	6,680,464	5,600,906
Total Liabilities and Shareholders' Equity	**$58,209,627**	**$52,651,098**
OTHER SIGNIFICANT DATA		
Book Value at Year End	$26.86	$24.24
Average Common Shares Outstanding	260,906,330	249,723,333
Shareholders of Record at Year End	16,845	17,984
Employees at Year End*	9,670	14,699

**The employees at December 31, 2007, reflects the number of employees after the separation of Metavante on November 1, 2007.*

2005	2004	2003	2002	Compounded Growth Rate 5 Year
$923,387	$814,236	$755,015	$707,768	7.3%
229,273	163,043	258,478	714,276	(13.2)
26,922	22,297	23,017	15,247	30.0
6,180,342	5,871,256	5,212,028	4,550,303	10.5
994,055	534,519	108,045	106,053	50.5
8,954,617	7,621,077	6,906,367	6,179,519	15.4
9,988,602	8,755,559	7,900,505	6,457,981	18.5
5,752,431	3,695,077	2,928,146	2,645,625	29.0
4,987,885	4,764,831	4,109,431	3,529,602	3.9
1,521,801	1,633,794	1,874,344	1,389,756	0.4
567,344	552,551	674,871	862,927	(4.2)
31,772,680	27,022,889	24,393,664	21,065,410	15.7
362,886	360,408	347,838	302,664	8.2
31,409,794	26,662,481	24,045,826	20,762,746	15.8
2,556,321	2,491,563	2,359,001	1,959,614	15.4
42,320,094	36,559,395	32,761,410	28,816,007	14.6
963,447	603,199	506,611	386,643	26.8
$43,283,541	**$37,162,594**	**$33,268,021**	**$29,202,650**	**14.8%**
$4,972,890	$4,603,470	$4,202,358	$3,522,109	9.2%
10,415,477	10,324,517	10,308,802	9,108,614	8.2
4,597,332	3,424,119	3,428,775	3,540,124	19.3
19,985,699	18,352,106	17,939,935	16,170,847	11.2
6,720,964	6,057,542	4,311,424	2,596,952	20.3
26,706,663	24,409,648	22,251,359	18,767,799	12.7
2,924,834	2,907,922	3,139,797	4,223,995	2.1
8,189,708	5,323,774	3,795,801	2,688,206	33.8
880,447	786,067	647,430	650,678	10.5
224,575	170,940	141,807	65,317	19.7
4,357,314	3,564,243	3,291,827	2,806,655	18.9
$43,283,541	**$37,162,594**	**$33,268,021**	**$29,202,650**	**14.8%**
$20.27	$17.51	$15.24	$13.71	14.4%
231,300,867	223,123,866	226,342,764	212,799,996	–
17,463	18,913	19,708	19,141	–
13,967	13,345	12,244	12,625	–

Shareholder Information

SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held on Tuesday, April 22, 2008, at 10:00 a.m. at the Pabst Theater, 144 East Wells Street, Milwaukee, Wisconsin.

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place – 8th Floor, New York, NY 10004, (800) 529-3163

NYSE SYMBOL

M&I common stock is traded on the New York Stock Exchange under the symbol MI.

For the closing price of M&I common stock, current stock prices (with a 20-minute delay), and historical stock prices, go to www.micorp.com.

ANNUAL REPORT ON FORM 10-K

Shareholders and other interested persons may obtain a copy of M&I's 2007 Annual Report on Form 10-K free of charge by calling the M&I Shareholder Information Line at (800) 642-2657 or upon written request to:

> Marshall & Ilsley Corporation, Shareholder Relations
> 770 North Water Street, Milwaukee, WI 53202

M&I has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K.

In 2007, Mark F. Furlong, M&I's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the New York Stock Exchange Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by M&I of the New York Stock Exchange's corporate governance listing standards.

INVESTOR RELATIONS WEB SITE

For current corporate and investor information, including certain documents related to Marshall & Ilsley Corporation's corporate governance, go to www.micorp.com.

Marshall & Ilsley Corporation
Consolidated Financial Information

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

SELECTED FINANCIAL DATA

Consolidated Summary of Earnings
Years Ended December 31, ($000's except share data)

	2007	2006	2005	2004	2003
Interest and Fee Income:					
Loans and leases	$3,243,109	$2,856,043	$1,959,063	$1,432,756	$1,336,307
Investment securities:					
Taxable	311,837	277,938	214,537	200,107	165,075
Exempt from federal income taxes	59,237	61,769	64,127	58,826	57,968
Trading securities	1,012	614	229	271	258
Short-term investments	18,001	14,707	7,452	2,079	2,447
Loan to Metavante	35,969	43,163	43,652	22,871	4,479
Total interest and fee income	3,669,165	3,254,234	2,289,060	1,716,910	1,566,534
Interest Expense:					
Deposits	1,231,252	1,083,392	562,552	281,271	230,805
Short-term borrowings	236,671	186,746	106,220	61,144	80,957
Long-term borrowings	585,025	476,540	329,876	196,160	162,921
Total interest expense	2,052,948	1,746,678	998,648	538,575	474,683
Net interest income	1,616,217	1,507,556	1,290,412	1,178,335	1,091,851
Provision for loan and lease losses	319,760	50,551	44,795	37,963	62,993
Net interest income after provision for loan and lease losses	1,296,457	1,457,005	1,245,617	1,140,372	1,028,858
Other Income:					
Wealth management	262,835	221,554	191,720	175,119	148,348
Net investment securities gains	34,814	9,701	45,514	35,336	21,572
Other	431,417	350,431	336,357	316,900	354,603
Total other income	729,066	581,686	573,591	527,355	524,523
Other Expense:					
Salaries and employee benefits	659,871	613,394	549,859	494,462	474,629
Other	655,072	470,148	404,566	387,271	423,978
Total other expense	1,314,943	1,083,542	954,425	881,733	898,607
Income before income taxes	710,580	955,149	864,783	785,994	654,774
Provision for income taxes	213,641	307,435	278,124	256,955	183,502
Income from Continuing Operations	496,939	647,714	586,659	529,039	471,272
Discontinued operations, net of tax	653,997	160,124	119,531	76,814	51,175
Net Income	$1,150,936	$ 807,838	$ 706,190	$ 605,853	$ 522,447
Basic earnings per common share:					
Continuing Operations	$ 1.91	$ 2.60	$ 2.54	$ 2.37	$ 2.08
Discontinued operations	2.51	0.64	0.52	0.35	0.23
Net Income	$ 4.42	$ 3.24	$ 3.06	$ 2.72	$ 2.31
Diluted earnings per common share:					
Continuing Operations	$ 1.87	$ 2.54	$ 2.49	$ 2.32	$ 2.06
Discontinued operations	2.47	0.63	0.50	0.34	0.22
Net Income	$ 4.34	$ 3.17	$ 2.99	$ 2.66	$ 2.28
Other Significant Data:					
Return on Average Shareholders' Equity	17.23%	14.42%	16.21%	17.00%	15.87%
Return on Average Assets	1.98	1.53	1.63	1.63	1.57
Dividend Payout Ratio	27.65	33.12	31.10	30.45	30.70
Average Equity to Average Assets Ratio	11.48	10.64	10.07	9.59	9.89
Ratio of Earnings to Fixed Charges					
Excluding Interest on Deposits	1.85x	2.42x	2.96x	3.99x	3.62x
Including Interest on Deposits	1.34x	1.54x	1.86x	2.44x	2.36x

Consolidated Average Balance Sheets
Years Ended December 31, ($000's except share data)

	2007	2006	2005	2004	2003
Assets:					
Cash and due from banks	$ 1,005,362	$ 974,120	$ 923,387	$ 814,236	$ 755,015
Investment securities:					
Trading securities	56,580	45,559	26,922	22,297	23,017
Short-term investments	352,235	297,859	229,273	163,043	258,478
Other investment securities:					
Taxable	6,208,495	5,664,199	4,845,549	4,672,117	4,038,562
Tax Exempt	1,287,066	1,303,872	1,334,793	1,199,139	1,173,466
Total investment securities	7,904,376	7,311,489	6,436,537	6,056,596	5,493,523
Loan to Metavante	817,885	982,000	994,055	534,519	108,045
Loans and Leases:					
Commercial	12,672,367	11,175,436	8,954,617	7,621,077	6,906,367
Real estate	28,865,495	25,808,422	20,728,918	17,215,467	14,938,082
Personal	1,416,411	1,478,816	1,521,801	1,633,794	1,874,344
Lease financing	695,756	661,466	567,344	552,551	674,871
Total loans and leases	43,650,029	39,124,140	31,772,680	27,022,889	24,393,664
Less: Allowance for loan and lease losses	448,222	406,390	362,886	360,408	347,838
Net loans and leases	43,201,807	38,717,750	31,409,794	26,662,481	24,045,826
Premises and equipment, net	458,819	415,150	330,273	330,492	324,945
Accrued interest and other assets	3,555,545	2,927,220	2,226,048	2,161,071	2,034,056
Total assets of continuing operations	56,943,794	51,327,729	42,320,094	36,559,395	32,761,410
Assets of discontinued operations	1,265,833	1,323,369	963,447	603,199	506,611
Total Assets	$ 58,209,627	$ 52,651,098	$ 43,283,541	$ 37,162,594	$ 33,268,021
Liabilities and Shareholders' Equity:					
Deposits:					
Noninterest bearing	$ 5,469,774	$ 5,361,014	$ 4,972,890	$ 4,603,470	$ 4,202,358
Interest bearing:					
Bank issued deposits:					
Bank issued interest bearing activity deposits	13,490,042	11,927,756	10,415,477	10,324,517	10,308,802
Bank issued time deposits	8,555,413	7,592,019	4,597,332	3,424,119	3,428,775
Total bank issued interest bearing deposits	22,045,455	19,519,775	15,012,809	13,748,636	13,737,577
Wholesale deposits	6,553,668	7,255,647	6,720,964	6,057,542	4,311,424
Total interest bearing deposits	28,599,123	26,775,422	21,733,773	19,806,178	18,049,001
Total deposits	34,068,897	32,136,436	26,706,663	24,409,648	22,251,359
Short-term borrowings	4,693,890	3,637,634	2,924,834	2,907,922	3,139,797
Long-term borrowings	11,533,685	10,070,881	8,189,708	5,323,774	3,795,801
Accrued expenses and other liabilities	1,072,261	1,031,954	880,447	786,067	647,430
Liabilities of discontinued operations	160,430	173,287	224,575	170,940	141,807
Total Liabilities	51,529,163	47,050,192	38,926,227	33,598,351	29,976,194
Shareholders' Equity	6,680,464	5,600,906	4,357,314	3,564,243	3,291,827
Total Liabilities and Shareholders' Equity	$ 58,209,627	$ 52,651,098	$ 43,283,541	$ 37,162,594	$ 33,268,021
Other Significant Data:					
Book Value Per Share at Year End	$ 26.86	$ 24.24	$ 20.27	$ 17.51	$ 15.24
Average Common Shares Outstanding	260,906,330	249,723,333	231,300,867	223,123,866	226,342,764
Credit Quality Ratios:					
Net Loan and Lease Charge-offs to Average Loans and Leases	0.59%	0.10%	0.12%	0.11%	0.21%
Total Nonperforming Loans and Leases* and OREO to End of Period Loans and Leases and OREO	2.24	0.70	0.44	0.48	0.74
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.07	1.00	1.06	1.21	1.39
Allowance for Loan and Lease Losses to Total Nonperforming Loans and Leases*	54	157	259	271	202

* Loans and leases nonaccrual, restructured, and past due 90 days or more.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Corporation's overall strategy is to drive earnings per share growth by: (1) expanding banking operations not only in Wisconsin but also into faster growing regions beyond Wisconsin; (2) increasing the number of financial institutions to which the Corporation provides correspondent banking services and products; and (3) expanding trust services and other wealth management product and service offerings.

Net income in 2007 amounted to $1,150.9 million or $4.34 per diluted share. The return on average assets and return on average equity were 1.98% and 17.23%, respectively. By comparison, net income in 2006 was $807.8 million, diluted earnings per share was $3.17, the return on average assets was 1.53% and the return on average equity was 14.42%. For the year ended December 31, 2005, net income was $706.2 million or $2.99 per diluted share and the returns on average assets and average equity were 1.63% and 16.21%, respectively.

On November 1, 2007, Marshall & Ilsley Corporation (Accounting Predecessor to New Marshall & Ilsley Corporation) which is referred to as "M&I" or the "Corporation" and its wholly-owned subsidiary, Metavante Corporation (Accounting Predecessor to Metavante Technologies, Inc.), which is referred to as "Metavante," became two separate publicly traded companies in accordance with the plan the Corporation announced in early April 2007. The Corporation believes this transaction, which the Corporation refers to as the "Separation" will provide substantial benefits to the shareholders of both companies by creating additional opportunities to focus on core businesses. New Marshall & Ilsley Corporation's enhanced capital position is expected to be a source of strength in the current credit environment as well as drive earnings per share growth by enabling it to provide resources for continued organic growth, fund strategic initiatives within its business lines and pursue opportunities in new geographic markets.

As part of the Separation, the Corporation received capital contributions of $1,665 million in cash from Metavante, which consisted of a contribution from Metavante of $1,040 million and proceeds of $625 million from Metavante's issuance of a 25% equity interest to WPM L.P., an affiliate of Warburg Pincus LLC ("Warburg Pincus"). In addition, the Corporation received $982 million in repayment of indebtedness that was due from Metavante. In considering the redeployment of the tangible capital generated from the Separation, the Corporation has established the following priorities: (1) prudently invest in the franchise which includes maintaining a strong capital base in the current credit environment; (2) pursue financially disciplined acquisitions in wealth management and banking; and (3) prudently allocate capital to common stock repurchases and to common stock dividends.

As a result of the Separation, the assets, liabilities and net income of Metavante have been de-consolidated from the Corporation's historical consolidated financial statements and are now reported as discontinued operations. For the year ended December 31, 2007, discontinued operations in the Consolidated Statements of Income also includes the expenses and the tax-free gain that were attributable to the Separation transaction. For accounting purposes only, the investment by Warburg Pincus in Metavante for an equity interest representing 25% of Metavante was treated as a sale of 25% of Metavante's common stock by the Corporation to Warburg Pincus for cash in the amount of $625 million. The sale resulted in a tax-free gain in the amount of $525.6 million. The assets and liabilities reported as discontinued operations do not directly reconcile to historical consolidated assets and liabilities reported by Metavante. The amounts reported as assets or liabilities of discontinued operations include adjustments for intercompany cash and deposits, receivables and payables, intercompany debt and reclassifications that were required to de-consolidate the financial information of the two companies.

Income from continuing operations in 2007 amounted to $496.9 million or $1.87 per diluted share compared to income from continuing operations in 2006 of $647.7 million or $2.54 per diluted share, a decrease of $150.8 million or $0.67 per diluted share. The decrease in income from continuing operations in 2007 compared to 2006 was primarily attributable to the increases in the provision for loan and lease losses.

Consistent with what many bank holding companies experienced in 2007, the deterioration in the national residential real estate markets had a negative impact on the Corporation's loan and lease portfolio. The Corporation's construction and development real estate loans, particularly in Arizona and the west coast of Florida, exhibited the most dramatic increase in stress and impairment. As a result, net charge-offs and the provision for loan and lease losses were significantly higher in 2007 when compared to the Corporation's historical experience with net charge-offs and the provision for loan and lease losses. The provision for loan and lease losses amounted to $319.8 million in 2007 compared to $50.6 million in 2006, an increase of $269.2 million. On an after-tax basis, the increase in the provision for loan and lease losses in 2007 compared to 2006 amounted to approximately $175.0 million or $0.66 per diluted share.

Expenses in 2007 include losses associated with two debt terminations, litigation accruals that arose from the Corporation's membership interests in Visa, Inc. ("Visa") and a donation to support charitable works in the communities within the Corporation's markets. In the aggregate, these expense and loss items amounted to approximately $134.5 million and resulted in a decrease to income from continuing operations of $87.4 million or $0.32 per diluted share.

Organic loan and bank-issued deposit growth, the two banking acquisitions completed in 2007 and a full year of the two banking acquisitions completed in 2006 contributed to the growth in net interest income and other banking sources of revenues. Continued growth in assets under management and assets under administration and acquisitions resulted in solid growth in fee income for Wealth Management. Increased investment securities gains and gains from branch sales were somewhat offset by lower mortgage banking revenue in 2007.

Income from continuing operations in 2006 amounted to $647.7 million or $2.54 per diluted share compared to income from continuing operations in 2005 of $586.7 million or $2.49 per diluted share, and increase of $61.0 million or $0.05 per diluted share.

The increase in income from continuing operations in 2006 compared to 2005 was attributable to a number of factors. The increase in net interest income was due to strong organic loan and bank issued deposit growth and the contribution from two banking acquisitions that were completed on April 1, 2006. Net charge-offs were below the Corporation's five-year historical average in 2006. Growth in assets under management and assets under administration and acquisitions resulted in continued growth in fee income for Wealth Management. Although an unpredictable source of earnings, investment securities gains were $35.8 million lower in 2006 compared to 2005. Income from continuing operations for the year ended December 31, 2006, includes the impact of the mark-to-market adjustments associated with certain interest rate swaps. The impact, which is reported as Net derivative losses-discontinued hedges in the Consolidated Statements of Income, resulted in a decrease to income from continuing operations of $12.0 million or $0.05 per diluted share in 2006. These factors, along with continued expense management, all contributed to the growth in income from continuing operations in 2006.

With regard to the outlook in 2008, management expects that, even with the benefit of the cash received from Metavante, continued pricing competition for loan products, increased funding costs and the elevated levels of nonperforming loans make it more likely that modest net interest margin compression will continue. Commercial and industrial loan growth is expected to show mid single-digit growth rates. Commercial real estate growth is expected to be in the mid single-digit percentage range. Wealth management revenue is expected to show high single-digit to low double-digit growth rates depending on market volatility and direction.

With respect to credit quality, management expects 2008 will continue to be a difficult year for residential real estate markets. Management expects the provision for loan and lease losses will continue to be higher than its pre-2007 historical experience and estimates that the provision for loan and lease losses will be in the range of $50 million to $55 million per quarter in 2008. As the Corporation works toward the resolution of its nonperforming loans and leases, the provision for loan and lease losses could exceed management's expectations in any quarter or quarters in 2008. Should real estate markets deteriorate more than management currently expects, the Corporation would experience increased levels of nonperforming assets, increased net charge-offs, a higher provision for loan and lease losses, lower net interest income and increased operating costs due to the expense associated with collection efforts and the operating expense of carrying nonperforming assets. There are however, numerous unknown factors at this time that will ultimately affect the timing and amount of nonperforming assets, net charge-offs and the provision for loan and lease losses that will be recognized in 2008.

The Corporation's actual results for 2008 could differ materially from those expected by management. See "Forward-Looking Statements" in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the various risk factors that could cause actual results to differ materially from expected results.

The results of operations and financial condition for the periods presented include the effects of the banking-related and wealth management-related acquisitions from the dates of consummation of the acquisitions. All transactions were accounted for using the purchase method of accounting. See Note 5 in Notes to Consolidated Financial Statements for a discussion of the Corporation's banking and wealth management acquisitions completed in 2007 and 2006.

Recently Completed Acquisition

The following acquisition, which is not considered to be a material business combination, was completed after December 31, 2007:

On January 2, 2008, the Corporation completed the acquisition of First Indiana Corporation ("First Indiana") based in Indianapolis, Indiana. First Indiana, with $2.1 billion in consolidated assets as of December 31, 2007, had 32 offices in central Indiana that became branches of M&I Bank on February 2, 2008. Stockholders of First Indiana received $32.00 in cash for each share of First Indiana common stock outstanding, or approximately $530.2 million.

Significant Transactions

Some of the more significant transactions in 2007, 2006 and 2005 consisted of the following:

2007

During 2007, the Corporation completed two banking acquisitions and one wealth management acquisition and, as previously discussed, completed the transaction in which the Corporation and Metavante became two separate publicly traded companies.

During 2007, the Corporation sold three bank branches located in the Tulsa, Oklahoma market after management determined that exiting that market was a better allocation of resources as compared to the costs of further expansion in that market. The gain, which is a component of Other Income in the Consolidated Statements of Income, amounted to $29.0 million which increased income from continuing operations by $16.9 million or $0.06 per diluted share.

During 2007, the Corporation sold its investment in MasterCard Class B common shares in order to monetize the significant appreciation in the market price of the common stock of MasterCard since its initial public offering. The realized gain, which is reported in Net Investment Securities Gains in the Consolidated Statements of Income, amounted to $19.0 million which increased income from continuing operations by $12.4 million or $0.05 per diluted share.

During 2007, the Corporation called the $200 million 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities. The Corporation also terminated $1,000 million of Puttable Reset Securities ("PURS"), senior bank notes issued by M&I Bank, in 2007. The Corporation realized losses of $83.7 million from these transactions which are reported as Losses on Termination of Debt in the Consolidated Statements of Income. These losses reduced income from continuing operations by $54.4 million or $0.20 per diluted share.

During 2007, the Corporation recorded liabilities in connection with its share of the proposed settlement of the American Express antitrust litigation against Visa and other Visa litigation matters. While the Corporation is not a named defendant in any of these lawsuits, the Corporation and other Visa member banks are obligated to share in losses in connection with certain lawsuits under Visa by-laws. The expense, which is reported in Other Expense in the Consolidated Statements of Income, amounted to $25.8 million which decreased income from continuing operations by $16.8 million or $0.06 per diluted share.

During 2007, the Corporation purchased $286.6 million of additional bank-owned life insurance. The net realizable value is reported, along with the Corporation's other bank-owned life insurance, in Accrued Interest and Other Assets in the Consolidated Balance Sheets. The increase in net realizable value is reported in Life Insurance Revenue in the Consolidated Statements of Income.

The Corporation has a tradition of being committed to the betterment of the communities within the markets that it serves. Consistent with that tradition, the Corporation made a sizeable contribution to its charitable foundation in 2007. That expense, which is reported in Other Expense in the Consolidated Statements of Income, amounted to $25.0 million, which decreased income from continuing operations by $16.3 million or $0.06 per diluted share.

During 2007, the Corporation remarketed the 3.90% STACKS[SM] of M&I Capital Trust B that were originally issued in 2004 as components of the Corporation's 6.50% Common SPACES[SM]. In connection with the remarketing, the annual interest rate on the remarketed STACKS was reset at 5.626%, M&I Capital Trust B was liquidated and $400 million of 5.626% senior notes that mature on August 17, 2009 were issued by the Corporation in exchange for the outstanding STACKS. Each Common SPACES also included a stock purchase contract requiring the holder to purchase, in accordance with a settlement rate formula, shares of the Corporation's common stock. The Corporation issued 9,226,951 shares of its common stock in settlement of the stock purchase contracts in exchange for $400 million in cash.

Beginning in the second quarter and continuing throughout the remainder of 2007, the Corporation completed three accelerated common share repurchases as well as open market repurchases of shares of its common stock under its authorized Stock Repurchase Program. In total, 10,765,889 shares of the Corporation's common stock were acquired in 2007 at an aggregate cost of $437.1 million.

2006

During 2006, the Corporation completed two banking acquisitions and one wealth management acquisition.

Income from continuing operations for the year ended December 31, 2006 includes the impact of the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were terminated in 2006. The impact, which is reported as Net Derivative Losses-Discontinued Hedges in the Consolidated Statements of Income, resulted in a decrease to income from continuing operations of $12.0 million or $0.05 per diluted share.

On January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ***Share-Based Payment*** ("SFAS 123(R)"), the new accounting standard that requires all share-based compensation to be expensed. For the Corporation, additional expense was reported for its stock option awards and its employee stock purchase plan. In conjunction with the adoption of SFAS 123(R), the Corporation elected the Modified Retrospective Application method to implement the new accounting standard. Under that method all prior period consolidated and segment financial information was adjusted based on pro forma amounts previously disclosed.

2005

During the second and third quarters of 2005, the Corporation realized a gain primarily due to the sale of an entity associated with its investment in an independent private equity and venture capital partnership. The gross pre-tax gain amounted to $29.4 million and is reported in Net Investment Securities Gains in the Consolidated Statements of Income. On an after-tax basis, and net of related compensation expense, the gain amounted to $16.5 million or $0.07 per diluted share for the twelve months ended December 31, 2005.

During the third quarter of 2005, the Corporation realized a gain due to the sale of an equity investment in a cash tender offer. The pre-tax gain amounted to $6.6 million and is reported in Net Investment Securities Gains in the Consolidated Statements of Income. On an after-tax basis, the gain amounted to $3.9 million or $0.02 per diluted share for the twelve months ended December 31, 2005.

Net Interest Income

Net interest income in 2007 amounted to $1,616.2 million compared with net interest income of $1,507.6 million in 2006, an increase of $108.6 million or 7.2%. Positive contributors to the increase in net interest income in 2007 compared to 2006 included the impact of the acquisitions, organic loan and bank issued deposit growth and the effect of the cash received from Metavante for two months in 2007. Factors negatively affecting net interest income compared to the prior year included reduced interest income due to the increase in nonaccrual loans, the impact of the financing costs associated with the banking acquisitions and common stock buybacks, a general shift in the bank issued deposit mix from lower cost to higher cost deposit products and the acquisition of additional bank-owned life insurance.

Average earning assets in 2007 amounted to $52.4 billion compared to $47.4 billion in 2006, an increase of $5.0 billion or 10.4%. Increases in average loans and leases accounted for 91.3% of the growth in average earning assets.

Average interest bearing liabilities increased $4.3 billion or 10.7% in 2007 compared to 2006. The growth in average interest bearing liabilities in 2007 compared to 2006 was fairly evenly distributed between average interest bearing deposits ($1.8 billion), average short-term borrowings ($1.0 billion) and average long term borrowings ($1.5 billion).

Average noninterest bearing deposits increased $0.1 billion or 2.0% in 2007 compared to the prior year.

Net interest income in 2006 amounted to $1,507.6 million compared with net interest income of $1,290.4 million in 2005, an increase of $217.2 million or 16.8%. Both acquisition-related and organic loan growth, as well as the growth in noninterest bearing and other bank issued deposits, were the primary contributors to the increase in net interest income. Factors negatively affecting net interest income compared to the prior year included the impact of the financing costs associated with the 2006 banking acquisitions, common stock buybacks and a general shift in the bank issued deposit mix from lower cost to higher cost deposit products in response to increasing interest rates.

Average earning assets in 2006 amounted to $47.4 billion compared to $39.2 billion in 2005, an increase of $8.2 billion or 21.0%. Increases in average loans and leases accounted for 89.5% of the growth in average earning assets.

Average interest bearing liabilities increased $7.6 billion or 23.2% in 2006 compared to 2005. Approximately $5.0 billion or 66.0% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and $1.9 billion or 24.6% of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 7.8% in 2006 compared to the prior year.

The growth and composition of the Corporation's average loan and lease portfolio for the current year and prior two years are reflected in the following table ($ in millions):

	2007	2006	2005	Percent Growth 2007 vs 2006	Percent Growth 2006 vs 2005
Commercial:					
Commercial	$12,672.3	$11,175.4	$ 8,954.6	13.4%	24.8%
Commercial real estate:					
Commercial mortgages	11,382.9	10,345.6	8,575.8	10.0	20.6
Construction	3,738.9	2,793.0	1,412.8	33.9	97.7
Total commercial real estate	15,121.8	13,138.6	9,988.6	15.1	31.5
Commercial lease financing	514.5	516.2	439.4	(0.3)	17.5
Total commercial	28,308.6	24,830.2	19,382.6	14.0	28.1
Personal:					
Residential real estate:					
Residential mortgages	6,672.7	5,735.9	4,239.5	16.3	35.3
Construction	2,793.5	2,394.3	1,513.0	16.7	58.2
Total residential real estate	9,466.2	8,130.2	5,752.5	16.4	41.3
Consumer loans:					
Student	85.0	68.6	79.4	23.8	(13.6)
Credit card	244.7	231.4	214.9	5.8	7.7
Home equity loans and lines	4,277.4	4,539.6	4,987.9	(5.8)	(9.0)
Other	1,086.8	1,178.8	1,227.5	(7.8)	(4.0)
Total consumer loans	5,693.9	6,018.4	6,509.7	(5.4)	(7.5)
Personal lease financing	181.3	145.3	127.9	24.7	13.6
Total personal	15,341.4	14,293.9	12,390.1	7.3	15.4
Total consolidated average loans and leases	$43,650.0	$39,124.1	$31,772.7	11.6%	23.1%

Average loans and leases increased $4.5 billion or 11.6% in 2007 compared to 2006. Excluding the effect of the banking acquisitions, total consolidated average loan and lease organic growth was 7.2% in 2007 compared to 2006. Approximately $1.6 billion of the growth in total consolidated average loans and leases was attributable to the banking acquisitions and $2.9 billion of the growth was organic. Of the $1.6 billion of average growth attributable to the banking acquisitions, $1.1 billion was attributable to average commercial real estate loans, $0.4 billion was attributable to average commercial loans and leases and the remainder was primarily attributable to average residential real estate loans. Of the $2.9 billion of average loan and lease organic growth, $1.1 billion was attributable to average commercial loans and leases, $0.9 billion was attributable to average commercial real estate loans, and $1.3 billion was attributable to residential real estate loans. Average home equity loans and lines decreased $0.3 billion in 2007 compared to 2006.

Total average commercial loan and lease organic growth continued to be positive in 2007 although not as strong as the prior year. New business, declining interest rates, increased exports due to the weaker U.S. dollar and the continued strength of the local economies in the markets the Corporation serves resulted in total average commercial loan and lease organic growth of 9.1% in 2007 compared to 2006. Management expects that organic commercial loan growth (as a percentage) will continue to moderate from 2007 growth levels, especially in industries that have some dependency on housing and related businesses. Management expects commercial loan and lease growth will reach mid single-digit growth rates in 2008.

Total average commercial real estate organic growth was 6.3% in 2007 compared to 2006. The demand for commercial real estate loans has softened which reflects the current housing market and is evidenced by slowing new construction in all of the Corporation's markets and lower investor activity in new construction projects. Office and retail real estate have also shown signs of softening. Loan opportunities continue to exist in multi-family, medical office building, hospitality and warehousing. Management expects commercial real estate loan growth will most likely be in the mid single-digit percentage range in 2008.

Average home equity loans and lines, which include the Corporation's wholesale activity, declined $0.3 billion or 5.8% in 2007 compared to 2006. Consistent with what has occurred in many parts of the country, the market for home equity loans and lines continued to be challenging. An increased number of originations with selected credit, rate and term characteristics were retained on balance sheet in 2007. Management expects that the Corporation will continue to retain originations that meet its qualifications on balance sheet in the near term.

The Corporation sells some of its residential real estate loan production (residential real estate and home equity loans) in the secondary market. As previously discussed, selected residential real estate loans with credit, rate and term characteristics that are considered desirable are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $1.8 billion in 2007 compared to $2.3 billion in 2006. At December 31, 2007, residential mortgage loans held for sale amounted to $40.3 million compared to $139.3 million at December 31, 2006. The housing market and the decline in the national investor base adversely affected the origination-for-sale business in 2007. Gains from the sale of mortgage loans amounted to $28.6 million in 2007 compared to $47.3 million in 2006. The Corporation has more recently seen some renewed investor interest for home equity loans and lines, although it is difficult to assess how that will affect the origination-for-sale business in 2008.

The sub-prime mortgage banking environment has been experiencing considerable strain from rising delinquencies and liquidity pressures and some sub-prime lenders have failed. The increased scrutiny of the sub-prime lending market is one of the factors that have impacted general market conditions as well as perceptions of the mortgage origination business. The Corporation considers sub-prime loans to be those loans with high loan-to-value, temporary below market interest rates, which are sometimes referred to as teaser rates, or interest deferral options at the time of origination and credit scores that are less than 620. The Corporation believes that loans with these characteristics have contributed to the high levels of foreclosures and losses the industry is currently experiencing. The Corporation does not originate sub-prime mortgages or sub-prime home equity loans or lines. However, the Corporation may have loss exposure from loans to entities that are associated with sub-prime mortgage banking. The Corporation does not originate mortgage loans with variable interest-only payment plans, commonly referred to as "option ARMs." Option ARMs may include low introductory interest plans with significant escalation in the rate when the agreement calls for the rate to reset. The borrower may also be able to fix the monthly payment amount, potentially resulting in negative amortization of the loan. The Corporation does not originate mortgage loans that permit negative amortization. A negative amortization provision in a mortgage allows the borrower to defer payment of a portion or all of the monthly interest accrued on the mortgage and to add the deferred interest amount to the mortgage's principal balance subject to a stated maximum permitted amount of negative amortization. Once the maximum permitted amount of negative amortization is reached, the borrowers' monthly payment is reset and is usually significantly higher than the monthly payment made during periods of negative amortization. The Corporation does participate in the Alt-A market. The Corporation's Alt-A products are offered to borrowers with higher credit scores and lower loan-to-value ratios who choose the convenience of less than full documentation in exchange for higher reserve requirements and a higher mortgage rate. The Corporation's adjustable rate mortgage loans are underwritten to fully-indexed rates.

At December 31, 2007, the Corporation's combined average loan-to-value ratios and credit scores were 80.4% and 729, respectively for its residential real estate loan and home equity loan and line of credit portfolios, excluding residential construction loans to developers. The Corporation's exposure to residential real estate and home equity borrowers with credit scores that were less than 620 was $299.2 million at December 31, 2007. The average loan-to-value ratio for residential real estate and home equity borrowers with credit scores that were less than 620 was approximately 79.9% at December 31, 2007.

Auto loans securitized and sold amounted to $0.2 billion in 2007 compared to $0.5 billion in 2006. During the second quarter of 2007, the Corporation opted to discontinue the sale and securitization of automobile loans into the secondary market on a recurring basis. Gains and losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, were not significant in 2007 or 2006. See Note 10 in Notes to Consolidated Financial Statements for further discussion of the Corporation's securitization activities.

Average loans and leases increased $7.4 billion or 23.1% in 2006 compared to 2005. Excluding the effect of the banking acquisitions, total consolidated average loan and lease organic growth was 12.7% in 2006 compared to 2005. Approximately $2.9 billion of the growth in total consolidated average loans and leases was attributable to the banking acquisitions and $4.5 billion of the growth was organic. Of the $2.9 billion of average growth attributable to the banking acquisitions, $2.1 billion was attributable to average commercial real estate loans, $0.6 billion was attributable to average commercial loans and leases and the remainder was primarily attributable to average residential real estate loans. Of the $4.5 billion of average loan and lease organic growth, $1.7 billion was attributable to average commercial loans and leases, $1.1 billion was attributable to average commercial real estate loans, and $2.2 billion was attributable to residential real estate loans. Average home equity loans and lines decreased $0.5 billion in 2006 compared to 2005.

Residential real estate loans originated and sold to the secondary market amounted to $2.3 billion in 2006 compared to $2.4 billion in 2005. Gains from the sale of mortgage loans amounted to $47.3 million in 2006 compared to $47.1 million in 2005.

Auto loans securitized and sold amounted to $0.5 billion in each of 2006 and 2005. Net losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $0.1 million in 2006 compared to $2.0 million in 2005. At December 31, 2006, auto loans held for sale amounted to $83.4 million.

The growth and composition of the Corporation's consolidated average deposits for the current year and prior two years are reflected below ($ in millions):

				Percent Growth	
	2007	2006	2005	2007 vs 2006	2006 vs 2005
Bank issued deposits:					
Noninterest bearing:					
Commercial	$ 3,915.8	$ 3,850.8	$ 3,510.7	1.7%	9.7%
Personal	963.5	961.3	940.8	0.2	2.2
Other	590.5	548.9	521.4	7.6	5.3
Total noninterest bearing	5,469.8	5,361.0	4,972.9	2.0	7.8
Interest bearing:					
Activity accounts:					
Savings and NOW	2,905.0	3,031.5	3,096.2	(4.2)	(2.1)
Money market	8,674.3	7,482.5	5,980.1	15.9	25.1
Foreign activity	1,910.8	1,413.7	1,339.2	35.2	5.6
Total activity accounts	13,490.1	11,927.7	10,415.5	13.1	14.5
Time deposits:					
Other CDs and time	4,734.0	4,496.8	3,048.1	5.3	47.5
CDs $100,000 and over	3,821.4	3,095.2	1,549.2	23.5	99.8
Total time deposits	8,555.4	7,592.0	4,597.3	12.7	65.1
Total interest bearing	22,045.5	19,519.7	15,012.8	12.9	30.0
Total bank issued deposits	27,515.3	24,880.7	19,985.7	10.6	24.5
Wholesale deposits:					
Money market	1,798.8	814.7	1,073.1	120.8	(24.1)
Brokered CDs	3,737.4	5,011.1	4,641.1	(25.4)	8.0
Foreign time	1,017.4	1,429.9	1,006.8	(28.8)	42.0
Total wholesale deposits	6,553.6	7,255.7	6,721.0	(9.7)	8.0
Total consolidated average deposits	$34,068.9	$32,136.4	$26,706.7	6.0%	20.3%

Average total bank issued deposits increased $2.6 billion or 10.6% in 2007 compared to 2006. Excluding the effect of the banking acquisitions, average total bank issued deposit organic growth was 4.6% in 2007 compared to 2006. Approximately $1.4 billion of the growth in average total bank issued deposits was attributable to the banking acquisitions and $1.2 billion of the growth was organic. Of the $1.4 billion of average growth attributable to the banking acquisitions, $0.2 billion was attributable to average noninterest bearing deposits, $0.5 billion was attributable to average interest bearing activity deposits and $0.7 billion was attributable to average time deposits. Of the $1.2 billion of average bank issued deposit organic growth, $1.1 billion was attributable to average interest bearing activity deposits and $0.2 billion was attributable to average time deposits. Average organic noninterest bearing deposits declined $0.1 billion in 2007 compared to 2006.

Noninterest deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances, especially commercial balances, is sensitive to the interest rate environment. Larger balances tend to be maintained when overall interest rates are low and smaller balances tend to be maintained as overall interest rates increase. The Corporation has increasingly been able to competitively price deposit products which has contributed to the growth in average interest bearing bank issued deposits and average bank issued time deposits. The bank issued deposit mix continued to shift in 2007. In their search for higher yields, both new and existing customers have been migrating their deposit balances to higher cost money market and time deposit products.

Wholesale deposits are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. The Corporation continues to make use of wholesale funding alternatives. These deposits allow the Corporation's bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Average wholesale deposits decreased $0.7 billion in 2007 compared to 2006. Average wholesale deposits in 2007 include $0.2 billion of average wholesale deposits that were assumed in the 2007 and 2006 banking acquisitions.

Average total bank issued deposits increased $4.9 billion or 24.5% in 2006 compared to 2005. Excluding the effect of the banking acquisitions, average total bank issued deposit organic growth was 11.6% in 2006 compared to 2005. Approximately $2.3 billion of the growth in average total bank issued deposits was attributable to the banking acquisitions and $2.6 billion of the growth was organic. Of the $2.3 billion of average growth attributable to the banking acquisitions, $0.3 billion was attributable to average noninterest bearing deposits, $0.7 billion was attributable to average interest bearing activity deposits and $1.3 billion was attributable to average time deposits. Of the $2.6 billion of average bank issued deposit organic growth, $0.1 billion was attributable to average noninterest bearing deposits, $0.8 billion was attributable to average interest bearing activity deposits and $1.7 billion was attributable to average time deposits. Average wholesale deposits increased $0.5 billion in 2006 compared to 2005. Average wholesale deposits in 2006 include $0.4 billion of average wholesale deposits that were assumed in the 2006 banking acquisition.

Total borrowings increased $2.2 billion and amounted to $16.7 billion at December 31, 2007 compared to $14.5 billion at December 31, 2006. The increase was primarily attributable to short-term borrowings. The increased use of short-term borrowings reflects, in part, the widening of credit spreads and general lack of demand by investors for longer term bank debt that was prevalent during the second half of 2007. During the first quarter of 2007, the Corporation called the $200 million 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities. This transaction resulted in a loss of $9.5 million that is reported in Losses on Termination of Debt in the Consolidated Statements of Income and was primarily due to the contractual call premium paid to retire the debentures and trust preferred securities. During the third quarter of 2007, $370.0 million of floating rate Federal Home Loan Bank ("FHLB") advances were extinguished and the pay fixed / receive floating interest rate swaps that were designated as cash flow hedges on the FHLB advances were terminated. The gain realized from these transactions was primarily due to the acceleration of the fair value adjustments for the interest rate swaps that were recorded in other comprehensive income. That gain amounted to $5.3 million and is reported in the Other line of Other Income in the Consolidated Statements of Income. Also during the third quarter of 2007, the Corporation remarketed the 3.90% STACKS of M&I Capital Trust B and issued $400.0 million of 5.626% senior notes of the Corporation that mature on August 17, 2009 in exchange for the STACKS. As a result of the illiquid market and prohibitive cost of remarketing, the $1.0 billion PURS were terminated in the fourth quarter of 2007. The loss which, was primarily the cost of purchasing the right to remarket the PURS through 2016, amounted to $74.2 million and is reported in Losses on Termination of Debt in the Consolidated Statements of Income.

The net interest margin on a fully taxable equivalent basis ("FTE") as a percent of average earning assets was 3.14% in 2007 compared to 3.24% in 2006, a decrease of 10 basis points. The yield on average earning assets was 7.05% in 2007 compared to 6.91% in 2006, an increase of 14 basis points. The cost of interest bearing liabilities was 4.58% in 2007 compared to 4.31% in 2006, an increase of 27 basis points.

Like the industry in general, there were many factors that presented a challenge to the Corporation's net interest margin in 2007. Some of these factors included the movement of new and existing deposits into higher yielding products, loan growth that exceeded the Corporation's ability to generate lower cost deposits, an interest rate environment characterized by an inverted yield curve, higher credit spreads and liquidity premiums for term financing and elevated levels of nonaccrual loans. The cash received from Metavante was beneficial to net interest income and the net interest margin, although that benefit was realized for only two months in 2007. Acquisitions for cash and common share repurchases reduced net interest income and were additional sources of contraction to the net interest margin. Management continues to believe that margin contraction is more likely than margin expansion. As a result, the net interest margin FTE as a percent of average earning assets could continue to have modest downward pressure in the near term. Net interest income and the net interest margin percentage can vary and continue to be influenced by loan and deposit growth, product spreads, pricing competition in the Corporation's markets, prepayment activity, future interest rate changes, levels of nonaccrual loans and various other factors.

The net interest margin FTE as a percent of average earning assets was 3.24% in 2006 compared to 3.38% in 2005, a decrease of 14 basis points. The yield on average earning assets was 6.91% in 2006 compared to 5.92% in 2005, an increase of 99 basis points. The cost of interest bearing liabilities was 4.31% in 2006 compared to 3.04% in 2005, an increase of 127 basis points.

Average Balance Sheets and Analysis of Net Interest Income

The Corporation's consolidated average balance sheets, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are presented in the following table ($ in thousands):

	2007			2006			2005		
	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)
Loans and leases (1)(2)	$43,650,029	$3,244,771	7.43%	$39,124,140	$2,857,956	7.30%	$31,772,680	$1,961,504	6.17%
Investment securities:									
Taxable	6,208,495	311,837	4.97	5,664,199	277,938	4.82	4,845,549	214,537	4.41
Tax-exempt (1)	1,287,066	85,706	6.71	1,303,872	89,865	6.97	1,334,793	95,001	7.26
Federal funds sold and security resale agreements	204,170	10,712	5.25	227,082	11,546	5.08	153,701	5,347	3.48
Trading securities (1)	56,580	1,101	1.95	45,559	659	1.45	26,922	240	0.89
Other short-term investments	148,065	7,289	4.92	70,777	3,161	4.47	75,572	2,105	2.79
Loan to Metavante	817,885	35,969	4.40	982,000	43,163	4.40	994,055	43,652	4.39
Total interest earning assets	52,372,290	3,697,385	7.05%	47,417,629	3,284,288	6.91%	39,203,272	2,322,386	5.92%
Cash and demand deposits due from banks	1,005,362			974,120			923,387		
Premises and equipment, net	458,819			415,150			330,273		
Other assets	3,555,545			2,927,220			2,226,048		
Allowance for loan and lease losses	(448,222)			(406,390)			(362,886)		
Assets of discontinued operations	1,265,833			1,323,369			963,447		
Total assets	$58,209,627			$52,651,098			$43,283,541		
Interest bearing deposits:									
Bank issued deposits:									
Bank issued interest bearing activity deposits	$13,490,042	$ 478,978	3.55%	$11,927,756	$ 399,037	3.35%	$10,415,477	$ 203,565	1.95%
Bank issued time deposits	8,555,413	420,428	4.91	7,592,019	334,371	4.40	4,597,332	148,038	3.22
Total bank issued deposits	22,045,455	899,406	4.08	19,519,775	733,408	3.76	15,012,809	351,603	2.34
Wholesale deposits	6,553,668	331,846	5.06	7,255,647	349,984	4.82	6,720,964	210,949	3.14
Total interest bearing deposits	28,599,123	1,231,252	4.31	26,775,422	1,083,392	4.05	21,733,773	562,552	2.59
Short-term borrowings	4,693,890	236,671	5.04	3,637,634	186,746	5.13	2,924,834	106,220	3.63
Long-term borrowings	11,533,685	585,025	5.07	10,070,881	476,540	4.73	8,189,708	329,876	4.03
Total interest bearing liabilities	44,826,698	2,052,948	4.58%	40,483,937	1,746,678	4.31%	32,848,315	998,648	3.04%
Noninterest bearing deposits	5,469,774			5,361,014			4,972,890		
Other liabilities	1,072,261			1,031,954			880,447		
Liabilities of discontinued operations	160,430			173,287			224,575		
Shareholders' equity	6,680,464			5,600,906			4,357,314		
Total liabilities and shareholders' equity	$58,209,627			$52,651,098			$43,283,541		
Net interest income		$1,644,437			$1,537,610			$1,323,738	
Net yield on interest earning assets			3.14%			3.24%			3.38%

Notes:

(1) Fully taxable equivalent basis, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Loans and leases on nonaccrual status have been included in the computation of average balances.

(3) Based on average balances excluding fair value adjustments for available for sale securities.

Analysis of Changes in Interest Income and Interest Expense

The effects on interest income and interest expense due to volume and rate changes are outlined in the following table. Changes not due solely to either volume or rate are allocated to rate ($ in thousands):

	2007 versus 2006			2006 versus 2005		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Average Volume (2)	Average Rate	Increase (Decrease)	Average Volume (2)	Average Rate	Increase (Decrease)
Interest on earning assets:						
Loans and leases (1)	$330,390	$ 56,425	$386,815	$453,585	$442,867	$896,452
Investment securities:						
Taxable	24,245	9,654	33,899	39,620	23,781	63,401
Tax-exempt (1)	(784)	(3,375)	(4,159)	(1,427)	(3,709)	(5,136)
Federal funds sold and security resale agreements	(1,164)	330	(834)	2,554	3,645	6,199
Trading securities (1)	160	282	442	166	253	419
Other short-term investments	3,455	673	4,128	(134)	1,190	1,056
Loan to Metavante	(7,221)	27	(7,194)	(529)	40	(489)
Total interest income change	$339,899	$ 73,198	$413,097	$491,679	$470,223	$961,902
Expense on interest bearing liabilities:						
Interest bearing deposits:						
Bank issued deposits:						
Bank issued interest bearing activity deposits	$ 52,337	$ 27,604	$ 79,941	$ 29,489	$165,983	$195,472
Bank issued time deposits	42,389	43,668	86,057	96,429	89,904	186,333
Total bank issued deposits	94,966	71,032	165,998	105,463	276,342	381,805
Wholesale deposits	(33,835)	15,697	(18,138)	16,789	122,246	139,035
Total interest bearing deposits	73,860	74,000	147,860	130,579	390,261	520,840
Short-term borrowings	54,186	(4,261)	49,925	25,875	54,651	80,526
Long-term borrowings	69,191	39,294	108,485	75,811	70,853	146,664
Total interest expense change	$187,173	$119,097	$306,270	$232,123	$515,907	$748,030

Notes:

(1) Fully taxable equivalent basis, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Based on average balances excluding fair value adjustments for available for sale securities.

Summary of Loan and Lease Loss Experience and Credit Quality

The following table presents credit quality information as of and for the year ended December 31, 2007, as well as selected comparative years:

Consolidated Credit Quality Information
December 31, ($000's)

	2007	2006	2005	2004	2003
Nonperforming Assets by Type					
Loans and Leases:					
Nonaccrual	$ 686,888	$264,890	$134,718	$127,722	$166,387
Renegotiated	224,398	125	143	236	278
Past Due 90 Days or More	13,907	2,991	5,725	4,405	6,111
Total Nonperforming Loans and Leases	925,193	268,006	140,586	132,363	172,776
Other Real Estate Owned	115,074	25,452	8,869	8,056	13,235
Total Nonperforming Assets	$1,040,267	$293,458	$149,455	$140,419	$186,011
Allowance for Loan and Lease Losses	$ 496,191	$420,610	$363,769	$358,110	$349,561
Consolidated Statistics					
Net Charge-offs to Average Loans and Leases	0.59%	0.10%	0.12%	0.11%	0.21%
Total Nonperforming Loans and Leases to Total Loans and Leases	2.00	0.64	0.41	0.45	0.69
Total Nonperforming Assets to Total Loans and Leases and Other Real Estate Owned	2.24	0.70	0.44	0.48	0.74
Allowance for Loan and Lease Losses to Total Loans and Leases	1.07	1.00	1.06	1.21	1.39
Allowance for Loan and Lease Losses to Nonperforming Loans and Leases	54	157	259	271	202

Nonperforming assets consist of nonperforming loans and leases and other real estate owned ("OREO"). Nonperforming loans and leases consist of nonaccrual, troubled-debt restructured loans which the Corporation refers as renegotiated, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual. Exceptions to these rules are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral. In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. The Corporation employs a comprehensive credit review and approval process to help ensure that the amount of nonperforming assets on a long-term basis is minimized within the overall framework of acceptable levels of credit risk. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts and the expenses of carrying OREO.

The Corporation had a significant increase in nonperforming assets and past due loans and leases in 2007 compared to 2006. The Corporation has been aggressive to isolate, identify and assess its underlying loan and lease portfolio credit quality and has developed and continues to develop strategies to reduce its loss exposure. The Corporation believes that its risk at the individual loan level remains manageable.

At December 31, 2007, nonaccrual loans amounted to $686.9 million or 1.48% of consolidated loans and leases compared to $264.9 million or 0.63% of consolidated loans and leases at December 31, 2006 and $134.7 million or 0.39% at December 31, 2005.

The following table presents the major categories of nonaccrual loans at December 31, 2007 and 2006:

Major Categories of Nonaccrual Loans and Leases
($ in millions)

	December 31, 2007				December 31, 2006			
	Total Loans & Leases	Pct of Total Loans & Leases	Nonaccrual Loans & Leases	Pct of Nonaccrual Loan & Lease Type	Total Loans & Leases	Pct of Total Loans & Leases	Nonaccrual Loans & Leases	Pct of Nonaccrual Loan & Lease Type
Commercial Loans & Leases	$14,326	31.0%	$ 48.8	0.34%	$12,587	30.0%	$ 51.5	0.41%
Commercial Real Estate								
Commercial Vacant Land & Construction	4,957	10.7	216.1	4.36	4,115	9.8	40.7	0.99
Other Commercial Real Estate	11,097	24.0	84.1	0.76	10,236	24.4	53.1	0.52
Total Commercial Real Estate	16,054	34.7	300.2	1.87	14,351	34.2	93.8	0.65
Residential Real Estate								
1-4 Family	4,593	9.9	59.6	1.30	4,000	9.5	22.7	0.57
Residential Construction—Retail	1,041	2.2	10.5	1.01	956	2.3	3.0	0.31
Residential Vacant Land & Construction—Developer	4,111	8.9	223.1	5.43	4,075	9.7	42.4	1.04
Total Residential Real Estate	9,745	21.0	293.2	3.01	9,031	21.5	68.1	0.75
Consumer Loans & Leases								
Home Equity Loans & Lines of Credit	4,413	9.5	41.6	0.94	4,342	10.4	49.6	1.14
Personal Loans & Leases	1,758	3.8	3.1	0.18	1,624	3.9	1.9	0.11
Total Consumer Loans & Leases	6,171	13.3	44.7	0.72	5,966	14.3	51.5	0.86
Total Loans & Leases	$46,296	100.0%	$686.9	1.48%	$41,935	100.0%	$264.9	0.63%

The following table presents a geographical summary of nonaccrual loans at December 31, 2007:

Geographical Summary of Nonperforming Loans & Leases
($ in millions)

	December 31, 2007				
	Total Loans & Leases	Pct of Total Loans & Leases	Nonaccrual Loans & Leases	Pct Nonaccrual of Total Loans & Leases	Nonaccrual Construction & Development Pct of Total Nonaccrual Loans & Leases
Wisconsin	$17,375	37.5%	$ 92.7	0.53%	12.5%
Arizona	7,706	16.7	181.6	2.36	74.9
Minnesota	4,965	10.7	48.9	0.98	44.7
Missouri	3,158	6.8	29.7	0.94	37.1
Florida	2,884	6.2	196.7	6.82	86.4
Kansas & Oklahoma	1,303	2.8	31.0	2.38	60.8
Others	8,905	19.3	106.3	1.19	65.7
Total Loans & Leases	$46,296	100.0%	$686.9	1.48%	63.9%

Nonaccrual real estate loans, other than home equity loans and lines of credit, exhibited the largest increase in 2007 compared to 2006. Those increases reflect the effects of the deterioration in the national residential real estate markets. This housing-related stress exists in all of the Corporation's markets and includes both core and acquired loans. More specifically, the Corporation's construction and development real estate loans exhibited the most dramatic increase in stress and impairment especially in the west coast of Florida and Arizona. Nonaccrual construction and development loans represented 63.9% of total nonaccrual loans and leases at December 31, 2007. Approximately $260.0 million or 37.9% of the Corporation's nonaccrual loans were less than 90 days past due at December 31, 2007.

The amount of nonaccrual commercial and consumer loans and leases decreased in 2007 compared to 2006. In addition, nonaccrual commercial and consumer loans and leases as a percent of total commercial and consumer loans and leases outstanding at December 31, 2007 showed improvement. Included in nonaccrual commercial loans and leases was approximately $5.0 million in nonaccrual loan balances associated with Franklin Credit Management Corp. ("Franklin") and its subsidiaries that is discussed in more detail below.

Renegotiated loans amounted to $224.4 million at December 31, 2007 compared to $0.1 million at December 31, 2006. The entire increase in renegotiated loans relates to participations in commercial loans to Franklin and its subsidiaries. The original loans were used to acquire impaired first and second lien mortgage loans at discounts from other mortgage originators and to provide funding to a subsidiary of Franklin that originates sub-prime first mortgage loans. A forbearance agreement was executed between Franklin and its lenders providing for the forgiveness of certain debt owed by Franklin and the restructuring of the remaining debt. The Corporation's total charge-off relating to Franklin amounted to $48 million including $19.7 million which was the Corporation's pro rata share of the debt forgiven. At December 31, 2007, the Corporation's total exposure to Franklin was approximately $229 million of which $224 million is classified as renegotiated and approximately $5 million, as previously discussed, is classified as nonaccrual. Franklin continued to be in compliance with the restructured terms and has reduced its loan balances by $15.0 million as of February 20, 2008. The Corporation anticipates the renegotiated portion of this credit relationship will be reclassified to performing next quarter.

Loans 90 days past due and still accruing amounted to $13.9 million at December 31, 2007 compared to $3.0 million at December 31, 2006 and $5.7 million at December 31, 2005. The increase in 2007 compared to 2006 was primarily associated with consumer loans and was driven by increases in home equity lines of credit and credit card loans.

Delinquency can be an indicator of potential problem loans and leases. At December 31, 2007, loans and leases past due 60-89 days and still accruing interest amounted to $183.5 million or 0.40% of total loans and leases outstanding compared to $89.1 million or 0.21% of total loans and leases outstanding at December 31, 2006, an increase of $94.4 million. Approximately $33.7 million or 35.7% of the increase relates to construction and land development loans, $28.0 million or 29.6% of the increase relates to other real estate-related loans and $31.8 million or 33.7% of the increase is related to commercial loans. Loans and leases past due 60-89 days and still accruing interest amounted to $33.0 million or 0.10% of total loans and leases outstanding at December 31, 2005.

In addition to its nonperforming loans and leases, the Corporation has loans and leases for which payments are presently current, but which management believes could possibly be classified as nonperforming in the near future. These loans are subject to constant management attention and their classification is reviewed on an ongoing basis. At December 31, 2007, such loans amounted to $469.2 million or 1.01% of total loans and leases outstanding compared to $109.1 million or 0.26% of total loans and leases outstanding at December 31, 2006 and $61.3 million or 0.18% of total loans and leases outstanding at December 31, 2005.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $115.1 million, $25.5 million and $8.9 million at December 31, 2007, 2006 and 2005, respectively. Over half of the increase in OREO in 2007 compared to 2006 was attributable to construction and land development properties acquired in partial or total satisfaction of problem loans. At December 31, 2007 the composition of OREO was $65.9 million in construction and land development properties, $26.6 million in 1-4 family residential real estate properties and $22.6 million in commercial real estate properties. At December 31, 2007, the largest single exposure to an OREO property was less than $10 million. As a result of the soft real estate market and the increased possibility of foreclosures due to the elevated levels of nonperforming loans, management expects that OREO will continue to increase in 2008.

The following table presents the reconciliation of the consolidated allowance for loan and lease losses for the year ended December 31, 2007, as well as selected comparative years:

Reconciliation of Consolidated Allowance for Loan and Lease Losses ($000's)

	2007	2006	2005	2004	2003
Allowance for Loan and Lease Losses at Beginning of Year	$420,610	$363,769	$358,110	$349,561	$338,409
Provision for Loan and Lease Losses	319,760	50,551	44,795	37,963	62,993
Allowance of Banks and Loans Acquired	11,713	45,258	—	27	—
Loans and Leases Charged-off:					
Commercial	85,802	16,280	21,540	16,775	17,689
Real Estate—Construction and Development	130,272	10,862	68	33	57
Real Estate—Mortgage	33,660	11,878	21,147	13,259	15,192
Personal	19,724	14,547	15,580	12,821	12,100
Leases	1,887	1,863	1,189	7,967	24,625
Total Charge-offs	271,345	55,430	59,524	50,855	69,663
Recoveries on Loans and Leases:					
Commercial	6,714	6,910	11,758	12,631	8,736
Real Estate—Construction and Development	912	82	1	2	88
Real Estate—Mortgage	1,964	2,603	2,741	3,887	4,278
Personal	3,946	4,247	3,069	3,327	3,058
Leases	1,917	2,620	2,819	1,567	1,662
Total Recoveries	15,453	16,462	20,388	21,414	17,822
Net Loans and Leases Charged-off	255,892	38,968	39,136	29,441	51,841
Allowance for Loan and Lease Losses at End of Year	$496,191	$420,610	$363,769	$358,110	$349,561

Net charge-offs amounted to $255.9 million or 0.59% of average loans and leases in 2007 compared to $39.0 million or 0.10% of average loans and leases in 2006 and $39.1 million or 0.12% of average loans and leases in 2005. The increase in net charge-offs in 2007 compared to prior years related primarily to the deterioration in the performance of the Corporation's real estate loan portfolio. The Corporation's construction and development real estate loans exhibited the most dramatic increase in impairment. In addition, loans whose performance is dependent on the housing market, such as the Franklin loan discussed above, were adversely affected by the deterioration in the national residential real estate markets.

Deteriorating conditions in the U.S. housing market became evident in the first half of 2007 and accelerated sharply in the second half of the year. Housing starts reached a 15-year low in September 2007 after being at a 33-year high in early 2006. Faced with these deteriorating conditions, some borrowers have been unable to either refinance or sell their properties and consequently have defaulted or are very close to defaulting on their loans. In a stressed housing market with increasing delinquencies and declining real estate values, such as currently exists, the adequacy of collateral securing the loan becomes a much more important factor in determining expected loan performance. The Corporation intensified its credit reviews in the current higher risk segments within its real estate portfolio. These reviews included re-assessing the timeliness and propriety of appraisals for collateral dependent loans especially in volatile real estate markets such as the west coast of Florida and Arizona. In addition, the Corporation re-evaluated the expected timing and amount of expected cash flows required to service debt under various scenarios for both nonperforming loans and performing loans that were considered to be at a higher risk of going into nonperforming status. In many cases, declining real estate values resulted in the determination that the collateral was insufficient to cover the recorded investment in the loan. For the year ended December 31, 2007, these factors resulted in the Corporation's loan and lease portfolio experiencing significantly higher incidences of default and a significant increase in loss severity.

Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $319.8 million in 2007. By comparison, the provision for loan and lease losses amounted to $50.6 million and $44.8 million in 2006 and 2005, respectively. The provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. The ratio of the allowance for loan and lease losses to total loans and leases was 1.07% at December 31, 2007 compared to 1.00% at December 31, 2006 and 1.06% at December 31, 2005.

The following table presents the allocation of the consolidated allowance for loan and lease losses at December 31, 2007, as well as selected comparative years:

Allocation of the Allowance for Loan and Lease Losses ($000's)

	December 31, 2007		December 31, 2006		December 31, 2005	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:						
Commercial, Financial & Agricultural	$205,258	29.8%	$251,475	28.7%	$222,078	28.0%
Real Estate						
Residential Mortgage	46,755	30.6	20,454	31.9	12,921	34.9
Commercial Mortgage	185,601	34.7	83,510	34.2	63,813	30.5
Personal	26,889	3.3	18,434	3.5	24,153	4.7
Lease Financing	31,688	1.6	46,737	1.7	40,804	1.9
Total	$496,191	100.0%	$420,610	100.0%	$363,769	100.0%

	December 31, 2004		December 31, 2003	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:				
Commercial, Financial & Agricultural	$244,042	28.7%	$237,510	28.2%
Real Estate				
Residential Mortgage	12,311	32.6	28,369	29.9
Commercial Mortgage	49,965	31.7	37,013	32.7
Personal	14,252	5.2	18,213	6.9
Lease Financing	37,540	1.8	28,456	2.3
Total	$358,110	100.0%	$349,561	100.0%

Management expects the stresses in the national housing markets will continue in 2008. The Corporation will continue to proactively manage its problem loans and nonperforming assets and be aggressive to isolate, identify and assess its underlying loan and lease portfolio credit quality. The Corporation believes that its risk at the individual loan level remains manageable and has developed and continues to develop strategies to mitigate its loss exposure. If the real estate market does not improve or continues to deteriorate, the Corporation expects the levels of nonaccrual loans and leases and OREO will continue to increase in 2008. Construction and development loans tend to be more complex and may take more time to attain a satisfactory resolution. Depending on the facts and circumstances, acquiring real estate collateral in partial or total satisfaction of problem loans may continue to be the best course of action to take in order to mitigate the Corporation's exposure to loss. Management expects the provision for loan and lease losses in 2008 will continue to be higher than its pre-2007 historical experience would imply and estimates that a provision for loan and lease losses in the range of $50 million to $55 million per quarter may be appropriate in 2008. As the Corporation works towards the resolution of its nonperforming loans and leases, the provision for loan and lease losses could exceed management's expectations in any quarter or quarters in 2008. The volatility in the housing markets, general economic conditions and numerous other unknown factors at this time will ultimately determine the timing and amount of net charge-offs and provision for loan and lease losses recognized in 2008 and those amounts could be significantly different than management's current expectations.

Other Income

Total other income amounted to $729.1 million in 2007 compared to $581.7 million in 2006. As previously discussed, total other income in 2006 includes a loss of $18.4 million from applying fair value accounting (versus hedge accounting) to interest rate swaps associated with transactions that did not qualify for hedge accounting. Excluding that loss, total other income amounted to $600.1 million in 2006 and the increase in total other income in 2007 compared to 2006 was $129.0 million or 21.5%. Wealth management revenue was a significant contributor to the growth in other income in 2007 compared to 2006. Gains from the sale of branches and investment securities gains offset lower mortgage banking revenue in 2007 compared to 2006.

Wealth management revenue was $262.8 million in 2007 compared to $221.6 million in 2006, an increase of $41.2 million or 18.6%. Wealth management revenue attributable to the April 20, 2007 acquisition of North Star Financial Corporation and a full year of revenue attributable to the April 1, 2006 acquisition of wealth management products and services from Gold Banc Corporation, Inc. ("Gold Banc") contributed approximately $5.0 million to the growth in wealth management revenue in 2007 compared to 2006. Continued success in the cross-selling and integrated delivery initiatives, improved investment performance and improving results in institutional sales efforts and outsourcing activities were the primary contributors to the remaining revenue growth in 2006 and 2007. Assets under management were $25.7 billion at December 31, 2007 compared to $22.5 billion at December 31, 2006, an increase of $3.2 billion or 14.2%. Assets under administration increased by $10.2 billion or 10.7% and amounted to $105.7 billion at December 31, 2007. Management expects wealth management revenue to show high single-digit to low double-digit percentage growth rates in 2008. Wealth management revenue is affected by market volatility and direction which could cause wealth management revenue growth in 2008 to differ from the revenue growth expected by management.

Service charges on deposits amounted to $120.6 million in 2007 compared to $106.7 million in 2006, an increase of $13.9 million or 13.0%. The banking acquisitions contributed $3.3 million to the growth in service charges on deposits in 2007 compared to 2006. A portion of this source of fee income is sensitive to changes in interest rates. In a declining rate environment, customers that pay for services by maintaining eligible deposit balances receive a lower earnings credit that results in higher fee income. Excluding the effect of the banking acquisitions, higher service charges on deposits associated with commercial demand deposits accounted for the majority of the increase in revenue in 2007 compared to 2006.

Total mortgage banking revenue was $34.1 million in 2007 compared with $52.4 million in 2006, a decrease of $18.3 million or 35.0%. During 2007, the Corporation sold $1.8 billion of residential mortgage and home equity loans to the secondary market. During 2006, the Corporation sold $2.3 billion of loans to the secondary market. The retained interests in the form of mortgage servicing rights in 2007 and 2006 were not material and at December 31, 2007, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $34.8 million in 2007 compared to $9.7 million in 2006. Net gains associated with the Corporation's Capital Markets Group investments amounted to $7.6 million in 2007 compared to $4.6 million in 2006. During 2007, the Corporation sold its investment in MasterCard Class B common shares at a gain of $19.0 million and sold other equity securities at a gain of $7.2 million. The Corporation sold these equity securities in order to monetize the significant appreciation in market price of the securities over the period in which they were held. During 2007, the Corporation also sold $672.9 million of government agency investment securities designated as available for sale at a gain of $4.3 million. No individual available for sale investment security sold was temporarily impaired at the time of sale. Other than temporary impairment on the residual interests held in the form of interest-only strips associated with the Corporation's auto securitization activities resulted in a loss of $1.9 million in 2007.

Life insurance revenue amounted to $37.7 million in 2007 compared to $29.1 million in 2006, an increase of $8.6 million or 29.6%. During 2007, the Corporation purchased $286.6 million of additional bank-owned life insurance. That purchase along with bank-owned life insurance acquired in the banking acquisitions were the primary contributors to the increase in life insurance revenue in 2007 compared to 2006.

Other noninterest income amounted to $239.0 million in 2007 compared to $180.7 million in 2006, an increase of $58.3 million or 32.3%. During 2007, the Corporation sold its three branches in the Tulsa, Oklahoma market at a gain of $29.0 million. As previously discussed, during 2007 $370.0 million of floating rate FHLB advances were extinguished and the pay fixed / receive floating interest rate swaps that were designated as cash flow hedges on the

FHLB advances were terminated. The gain realized from these transactions was primarily due to the acceleration of the fair value adjustments for the interest rate swaps that were recorded in other comprehensive income and amounted to $5.3 million. The banking acquisitions contributed approximately $2.1 million to the year-over-year growth in other noninterest income. Card-related fees (credit, debit, ATM and stored value) increased $8.2 million in 2007 compared to 2006. Trading and investment commissions and fees increased other noninterest income by $11.0 million in 2007 compared to 2006.

Total other income amounted to $581.7 million in 2006 compared to $573.6 million in 2005, an increase of $8.1 million or 1.4%. As previously discussed, total other income in 2006 included a loss of $18.4 million from applying fair value accounting (versus hedge accounting) to interest rate swaps associated with transactions that did not qualify for hedge accounting. Excluding that loss, total other income amounted to $600.1 million in 2006 compared to $573.6 million in 2005, an increase of $26.5 million or 4.6%. Wealth management revenue was the primary contributor to the growth in other income in 2006 compared to 2005. That growth was offset by lower investment securities gains in 2006 compared to the prior year.

Wealth management revenue was $221.6 million in 2006 compared to $191.7 million in 2005, an increase of $29.9 million or 15.6%. Wealth management revenue attributable to the previously reported January 3, 2006 acquisition of certain assets of FirstTrust Indiana and the acquisition of wealth management products and services from Gold Banc amounted to $3.8 million and $3.7 million, respectively. Continued success in the cross-selling and integrated delivery initiatives, improved investment performance and improving results in institutional sales efforts and outsourcing activities were the primary contributors to the remaining revenue growth over the respective year. Assets under management were $22.5 billion at December 31, 2006 compared to $18.9 billion at December 31, 2005, an increase of $3.6 billion or 19.2%. Assets under administration increased by $12.7 billion or 15.3% and amounted to $95.5 billion at December 31, 2006.

Service charges on deposits amounted to $106.7 million in 2006 compared to $101.9 million in 2005, an increase of $4.8 million or 4.7%. The banking acquisitions contributed $6.4 million of service charges on deposits in 2006. A portion of this source of fee income is sensitive to changes in interest rates. In a rising rate environment, customers that pay for services by maintaining eligible deposit balances receive a higher earnings credit that results in lower fee income. Excluding the effect of the banking acquisitions, lower service charges on deposits associated with commercial demand deposits accounted for the majority of the decline in revenue in 2006 compared to 2005.

Total mortgage banking revenue was $52.4 million in 2006 compared with $50.5 million in 2005, an increase of $1.9 million or 3.8%. During 2006, the Corporation sold $2.3 billion of residential mortgage and home equity loans to the secondary market. During 2005, the Corporation sold $2.4 billion of loans to the secondary market. The retained interests in the form of mortgage servicing rights in 2006 and 2005 were not material and at December 31, 2006, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $9.7 million in 2006 compared to $45.5 million in 2005. Net gains associated with the Corporation's Capital Markets Group investments amounted to $4.6 million in 2006 compared to $32.3 million in 2005. During 2005, the Corporation realized a gain of $6.6 million due to the sale of an equity investment in a cash tender offer. In addition, during 2005, the Corporation's banking segment's investment in certain membership interests of PULSE was liquidated due to a change in control. The cash received resulted in a gain of $5.6 million.

As previously discussed, net derivative losses—discontinued hedges that amounted to $18.4 million in 2006, represent the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, specifically hedge designation under the "matched-terms" method, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were terminated in 2006 in order to avoid future earnings volatility due to mark-to-market accounting. Management believes the changes in earnings based on market volatility are not reflective of the core performance trends of the Corporation.

Other noninterest income amounted to $180.7 million in 2006 compared to $156.9 million in 2005, an increase of $23.8 million or 15.2%. The banking acquisitions contributed approximately $1.2 million to the year-over-year growth in other noninterest income. Card-related fees (credit, debit, ATM and stored value) increased $10.5 million in 2006 compared to 2005. Trading and investment commissions and fees and lower auto securitization losses increased other noninterest income by $9.9 million in 2006 compared to 2005. Other noninterest income in 2005 includes gains from the sale of certain trust custody businesses and gains from branch divestitures that aggregated $5.1 million.

Other Expense

Total other expense amounted to $1,314.9 million in 2007 compared to $1,083.5 million in 2006, an increase of $231.4 million or 21.4%. Total other expense in 2007 includes losses on debt terminations of $83.7 million, charitable contribution expense of $25.0 million and loss accruals associated with the Visa litigation of $25.8 million. These items accounted for $134.5 million of the expense growth in 2007 compared to 2006.

The banking and wealth management acquisitions (the "Acquisitions") impacted the year-to-year comparability of operating expenses in 2007 compared to 2006. Approximately $38.3 million of the 2007 versus 2006 operating expense growth was attributable to the Acquisitions. As all of the Acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the Acquisitions were completed. Operating expenses associated with Acquisitions completed in 2006 are reflected for the full year in 2007 as opposed to a partial year in 2006. Acquisitions completed in 2007 directly affect the current year but have no impact on the prior year.

The Corporation estimates that its expense growth in 2007 compared to 2006, excluding the effect of the Acquisitions, losses on debt terminations, the charitable contribution and Visa litigation matters was approximately $58.6 million or 5.7%.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by dividing total other expense by the sum of total other income (including Capital Markets Group-related investment gains but excluding other securities gains and losses and excluding derivative losses-discontinued hedges) and net interest income FTE. The Corporation's efficiency ratios for the years ended December 31, 2007, 2006, and 2005 were:

Efficiency Ratios	2007	2006	2005
Consolidated Corporation	56.0%	50.8%	50.7%

The Corporation's 2007 efficiency ratio statistic was adversely impacted by the losses on debt terminations, charitable contribution expense and loss accruals associated with the Visa litigation. Conversely, the Corporation's 2007 efficiency ratio statistic was positively impacted by the divestiture of three branches in the Tulsa, Oklahoma market that were sold at a gain of $29.0 million. Excluding these items, the Corporation estimates that its pro forma efficiency ratio statistic for 2007 was approximately 50.9%. In addition to integrating the acquisition of First Indiana Corporation, the Corporation anticipates that it will continue updating many of its internal systems, expects to continue its de novo branch expansion in higher growth markets and may experience increased operating costs due to the expense associated with nonperforming assets in 2008. Management expects the efficiency ratio statistic will be in the range of 51.0% to 53.0% in 2008.

Salaries and employee benefits expense amounted to $659.9 million in 2007 compared to $613.4 million in 2006, an increase of $46.5 million or 7.6%. Salaries and benefits expense related to the Acquisitions contributed approximately $25.7 million to the expense growth in 2007 compared to 2006.

Net occupancy and equipment expense amounted to $112.0 million in 2007 compared to $104.0 million in 2006, an increase of $8.0 million. Net occupancy and equipment expense related to the Acquisitions contributed approximately $4.1 million to the expense growth in 2007 compared to 2006.

Software and processing expenses amounted to $156.2 million in 2007 compared to $142.3 million in 2006, an increase of $13.9 million or 9.8%. Increased volumes of processing associated with the Acquisitions along with increased expense associated with new and enhanced commercial and consumer internet banking and deposit system applications as well as other technology enhancements and reduced useful lives associated with lockbox and image software accounted for the increase in software and processing expenses in 2007 compared to 2006. Management expects the Corporation will continue to invest and implement state-of-the-art systems and technology to meet customers' needs, manage and measure its business risks, ensure compliance with laws and regulations and increase efficiencies.

Supplies and printing expense and shipping and handling expense amounted to $42.5 million in 2007 compared to $41.3 million in 2006, an increase of $1.2 million or 3.0%. The Acquisitions contributed approximately $0.5 million to the expense growth in 2007 compared to 2006.

Professional services fees amounted to $42.5 million in 2007 compared to $34.1 million in 2006, an increase of $8.4 million or 24.6%. The Acquisitions contributed approximately $2.3 million to the expense growth in 2007 compared to 2006. Increased legal fees associated with problem loans and increased other professional fees associated with process improvement and customer security consulting also contributed to the increase in professional services fees in 2007 compared to 2006.

Amortization of intangibles amounted to $20.6 million in 2007 compared to $18.6 million in 2006. Amortization of intangibles increased $3.2 million in 2007 compared to 2006 due to the Acquisitions. Goodwill is subject to periodic tests for impairment. The Corporation updated the analysis during 2007 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2007, none of the Corporation's other intangible assets were determined to have indefinite lives.

Losses on termination of debt amounted to $83.7 million in 2007. During 2007, the Corporation called the $200 million 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities. The loss, which was primarily due to the contractual call premium, amounted to $9.5 million. The Corporation also terminated $1,000 million PURS in 2007. The loss, which was primarily the cost of purchasing the right to remarket the PURS through 2016, amounted to $74.2 million.

Other noninterest expense amounted to $197.6 million in 2007 compared to $129.9 million in 2006, an increase of $67.7 million or 52.1%. Included in other noninterest expense in 2007 was the $25.0 million charitable contribution and the Visa loss accrual in the amount of $25.8 million, as previously discussed. Excluding those items, other noninterest expense amounted to $146.8 million in 2007 compared to $129.9 million in 2006, an increase of $16.9 million or 13.0%. Expenses associated with other real estate owned increased $4.6 million in 2007 compared to 2006. The Acquisitions contributed approximately $5.9 million to the growth in other noninterest expense in 2007 compared to 2006.

The Visa litigation is discussed in Note 25 of the Notes to Consolidated Financial Statements.

Total other expense amounted to $1,083.5 million in 2006 compared to $954.4 million in 2005, an increase of $129.1 million or 13.5%.

The Acquisitions impacted the year-to-year comparability of operating expenses in 2006 compared to 2005. Approximately $73.8 million of the 2006 operating expense growth compared to 2005 was attributable to the Acquisitions.

The Corporation estimates that its expense growth in 2006 compared to 2005, excluding the effect of the Acquisitions was approximately $55.3 million or 5.8%.

Salaries and employee benefits expense amounted to $613.4 million in 2006 compared to $549.9 million in 2005, an increase of $63.5 million or 11.6%. Salaries and benefits expense related to the Acquisitions contributed approximately $34.6 million to the expense growth in 2006 compared to 2005.

Net occupancy and equipment expense amounted to $104.0 million in 2006 compared to $85.3 million in 2005, an increase of $18.7 million or 22.0%. Net occupancy and equipment expense related to the Acquisitions contributed approximately $10.3 million to the expense growth in 2006 compared to 2005.

Software and processing expenses amounted to $142.3 million in 2006 compared to $114.4 million in 2005, an increase of $27.9 million or 24.4%. In addition to the expense increase due to the increase in volumes of processing associated with the Acquisitions, other software and processing expenses directly related to the Acquisitions contributed approximately $9.0 million to the expense growth in 2006 compared to 2005. Increased expense associated with the development of new commercial internet banking applications as well as other technology enhancements and services accounted for the increase in software and processing expenses in 2006 compared to 2005.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $75.4 million in 2006 compared to $68.5 million in 2005, an increase of $6.9 million or 10.0%. The Acquisitions contributed approximately $3.8 million to the expense growth in 2006 compared to 2005.

Amortization of intangibles amounted to $18.6 million in 2006 compared to $13.1 million in 2005. Amortization of intangibles increased $8.0 million in 2006 compared to 2005 due to the Acquisitions.

The Acquisitions contributed the majority of the increase in other noninterest expense which amounted to $129.9 million in 2006 compared to $123.3 million in 2005, an increase of $6.6 million or 5.3%.

Income Tax Provision

The provision for income taxes was $213.6 million in 2007, $307.4 million in 2006, and $278.1 million in 2005. The effective tax rate in 2007 was 30.1% compared to 32.2% in both 2006 and 2005, respectively. The lower effective tax rate in 2007 reflects, in part, the effect of the increase in tax-exempt income, primarily life insurance revenue, as previously discussed and increased tax benefits from programs and activities that are eligible for federal income tax credits. Some of these programs and activities provide annual tax benefits in the form of federal income tax credits in future periods as long as the programs and activities continue to qualify under the federal tax regulations.

Liquidity and Capital Resources

Shareholders' equity was $7.0 billion or 11.8% of total consolidated assets at December 31, 2007, compared to $6.2 billion or 10.9% of total consolidated assets at December 31, 2006.

In the second quarter of 2007, the Corporation's Board of Directors authorized an increase in the quarterly cash dividend paid on the Corporation's common stock, from $0.27 per share to $0.31 per share, or 14.8%.

Shareholders' equity at December 31, 2007 includes the effect of certain common stock issuances during the current year. In 2007, the Corporation issued 403,508 shares of its common stock valued at $19.2 million to fund its 2006 obligations under its retirement and employee stock ownership plans. During 2007, the Corporation issued 4,410,647 shares of its common stock and exchanged fully vested stock options to purchase its common stock with a total value of $219.6 million in connection with the Corporation's acquisition of United Heritage Bankshares of Florida, Inc. ("United Heritage"). Also during 2007, the Corporation issued 441,252 shares of its common stock with a total value of $21.0 million in connection with the Corporation's acquisition of North Star Financial Corporation. During 2007, the Corporation remarketed the 3.90% STACKS of M&I Capital Trust B that were originally issued in 2004 as components of the Corporation's 6.50% Common SPACES. In connection with the remarketing, the annual interest rate on the remarketed STACKS was reset at 5.626%, M&I Capital Trust B was liquidated and the Corporation issued $400 million of 5.626% senior notes that mature on August 17, 2009 in exchange for the outstanding STACKS. Each Common SPACES also included a stock purchase contract requiring the holder to purchase, in accordance with a settlement rate formula, shares of the Corporation's common stock. The Corporation issued 9,226,951 shares of its common stock in settlement of the stock purchase contracts in exchange for $400 million in cash.

The Corporation has a Stock Repurchase Program under which up to 12 million shares of the Corporation's common stock can be repurchased annually. During 2007, the Corporation completed three accelerated repurchase transactions as well as open market repurchase transactions under its authorized Stock Repurchase Program. In the aggregate, the Corporation acquired 10,765,889 shares of its common stock in these transactions. Total consideration in these transactions amounted to $437.1 million and consisted of cash of $434.5 million and common treasury stock valued at $2.6 million. In connection with the initial accelerated repurchase transaction completed in 2007, the Corporation used 54,035 shares of its treasury common stock to share-settle the final settlement obligation. During 2006, the Corporation repurchased 1.0 million shares of its common stock at an aggregate cost of $41.8 million.

At December 31, 2007, the net loss in accumulated other comprehensive income amounted to $53.7 million which represents a negative change in accumulated other comprehensive income of $36.2 million since December 31, 2006. Net accumulated other comprehensive income associated with available for sale investment securities was a net loss of $10.3 million at December 31, 2007, compared to a net loss of $22.0 million at December 31, 2006, resulting in a net gain of $11.7 million over the twelve month period. The unrealized loss associated with the change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges increased $46.5 million since December 31, 2006, resulting in a net decrease in shareholders' equity. The accumulated other comprehensive income which represents the amount required to adjust the Corporation's postretirement health benefit liability to its funded status amounted to an unrealized gain of $3.5 million as of December 31, 2007.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

The Corporation manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure the Corporation's own cash requirements are met. The Corporation maintains liquidity by obtaining funds from several sources.

The Corporation's most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $7.4 billion at December 31, 2007, represent a highly accessible source of liquidity. The Corporation's portfolio of held-to-maturity investment securities, which totaled $0.4 billion at December 31, 2007, provides liquidity from maturities and interest payments. The Corporation's loans held for sale provide additional liquidity. At December 31, 2007 these loans represent recently funded loans that are prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within M&I's defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $21.8 billion in 2007. The Corporation's banking affiliates may also access the Federal funds markets or utilize collateralized borrowings such as treasury demand notes or FHLB advances.

The Corporation's banking affiliates may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits, which averaged $6.6 billion in 2007, are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's banking subsidiaries to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides the Corporation with the flexibility not to pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels.

The Corporation may use certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These facilities provide access to funding sources substantially separate from the general credit risk of the Corporation and its subsidiaries.

The Corporation's lead bank, M&I Marshall & Ilsley Bank ("M&I Bank"), has implemented a global bank note program that permits it to issue up and sell up to a maximum of US$13.0 billion aggregate principal amount (or the equivalent thereof in other currencies) at any one time outstanding of its senior global bank notes with maturities of seven days or more from their respective date of issue and subordinated global bank notes with maturities more than five years from their respective date of issue. The notes may be fixed rate or floating rate and the exact terms will be specified in the applicable Pricing Supplement or the applicable Program Supplement. This program is intended to enhance liquidity by enabling M&I Bank to sell its debt instruments in global markets in the future without the delays that would otherwise be incurred. At December 31, 2007, approximately $10.3 billion of new debt could be issued under M&I Bank's global bank note program.

Bank notes outstanding at December 31, 2007, amounted to $5.6 billion of which $1.9 billion is subordinated. A portion of the subordinated bank notes qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity to the Corporation.

As a result of the Separation, on November 1, 2007, Marshall & Ilsley Corporation (Accounting Predecessor to New Marshall & Ilsley Corporation) became M&I LLC and amounts remaining under the existing shelf registration statements were deregistered. There will be no further issuances of debt by M&I LLC.

On November 6, 2007, New Marshall & Ilsley Corporation filed a shelf registration statement pursuant to which the Corporation is authorized to raise up to $1.9 billion through sales of corporate debt and/or equity securities with a relatively short lead time. In addition, the Corporation has a commercial paper program. At December 31, 2007, commercial paper outstanding amounted to $0.8 billion of which $0.2 billion represents commercial paper obligations of M&I LLC.

The market impact of the deterioration in the national residential real estate markets which includes the sub-prime mortgage crisis has been substantial. These events have resulted in a decline in market confidence and a subsequent strain on liquidity. However, the Separation provided the Corporation with over two billion dollars in cash and significantly increased its regulatory and tangible capital levels. Management expects that it will continue to make use of a wide variety of funding sources, including those that have not shown the levels of stress demonstrated in some of the national capital markets. Notwithstanding the current national capital market impact on the cost and availability of liquidity, management believes that it has adequate liquidity to ensure that funds are available to the Corporation and each of its banks to satisfy their cash flow requirements. If capital markets deteriorate more than management currently expects, the Corporation could experience further stress on its liquidity position and ability to increase assets.

Contractual Obligations

The following table summarizes the Corporation's more significant contractual obligations at December 31, 2007. Excluded from the following table are a number of obligations to be settled in cash. These items are reflected in the Corporation's consolidated balance sheet and include deposits with no stated maturity, trade payables, accrued interest payable and derivative payables that do not require physical delivery of the underlying instrument.

		Payments Due by Period ($ in millions)				
Contractual Obligations	Note Ref	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificate of Deposit and Other Time Deposit Obligations	(1)	$15,095.6	$11,811.3	$1,175.7	$ 980.1	$1,128.5
Short-term Debt Obligations	(2)	6,811.0	6,811.0	—	—	—
Long-term Debt Obligations	(3)	11,739.3	2,111.1	3,923.1	3,680.4	2,024.7
Minimum Operating Lease Obligations		203.4	27.0	50.3	38.0	88.1
Obligations to Purchase Foreign Currencies	(4)	479.3	479.3	—	—	—
Purchase Obligations—Facilities (Additions, Repairs and Maintenance)		29.2	29.1	0.1	—	—
Purchase Obligations—Technology		49.1	11.6	16.6	11.9	9.0
Purchase Obligations—Other		0.7	0.6	0.1	—	—
Other Obligations:						
Unfunded Investment Obligations	(5)	26.3	16.5	8.2	1.1	0.5
Defined Contribution Pension Obligations	(6)	44.0	44.0	—	—	—
Health and Welfare Benefits	(7)	—	—	—	—	—
Total		$34,477.9	$21,341.5	$5,174.1	$4,711.5	$3,250.8

Notes:

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on certificate of deposit and other time deposit obligations and short-term debt obligations were excluded from amounts reported, as the potential cash outflows would have corresponding cash inflows from interest-bearing assets. The same, although to a lesser extent, is the case with respect to interest charges on long-term debt obligations. As long-term debt obligations may be used for purposes other than to fund interest-bearing assets, an estimate of interest charges is included in the amounts reported.

As of December 31, 2007, the Corporation has unrecognized tax benefits that if recognized, would impact the annual effective tax rate in future periods. Due to the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, all uncertain tax liabilities that have not been paid have been excluded from the Contractual Obligations table. See Note 17 in Notes to Consolidated Financial Statements for further information regarding the Corporation's income taxes.

(1) Certain retail certificates of deposit and other time deposits give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal. Brokered certificates of deposits may be redeemed early upon the death or adjudication of incompetence of the holder.

(2) See Note 14 in Notes to Consolidated Financial Statements for a description of the Corporation's various short-term borrowings. Many short-term borrowings such as Federal funds purchased and security repurchase agreements and commercial paper are expected to be reissued and, therefore, do not necessarily represent an immediate need for cash.

(3) See Note 15 in Notes to Consolidated Financial Statements for a description of the Corporation's various long-term borrowings. The amounts shown in the table include interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon rates in effect at December 31, 2007. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(4) See Note 21 in Notes to Consolidated Financial Statements for a description of the Corporation's foreign exchange activities. The Corporation generally matches commitments to deliver foreign currencies with obligations to purchase foreign currencies which minimizes the immediate need for cash.

(5) The Corporation also has unfunded obligations for certain investments in investment funds. Under the obligations for certain investments in investment funds the Corporation could be required to invest an additional $45.6 million if the investment funds identify and commit to invest in additional qualifying investments. The investment funds have limited lives and defined periods for investing in new qualifying investments or providing additional funds to existing investments. As a result, the timing and amount of the funding requirements for these obligations are uncertain and could expire with no additional funding requirements.

(6) See Note 19 in Notes to Consolidated Financial Statements for a description of the Corporation's defined contribution program. The amount shown represents the unfunded contribution for the year ended December 31, 2007.

(7) The health and welfare benefit plans are periodically funded throughout each plan year with participant contributions and the Corporation's portion of benefits expected to be paid.

The Corporation has generally financed its growth through the retention of earnings and the issuance of debt. It is expected that future growth can be financed through internal earnings retention, additional debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The term off-balance sheet arrangement describes the means through which companies typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors or other users of financial information. For example, in many cases, in order to facilitate transfer of assets or otherwise finance the activities of an unconsolidated entity, a company may be required to provide financial support designed to reduce the risks to the entity or other third parties. That financial support may take many different forms such as financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the company to continuing risks or contingent liabilities regardless of whether or not they are recorded on the balance sheet.

Certain guarantees may be a source of potential risk to future liquidity, capital resources and results of operations. Guarantees may be in the form of contracts that contingently require the guarantor to make payments to the guaranteed party based on: (1) changes in an underlying instrument or variable such as a financial standby letter of credit; (2) failure to perform under an obligating agreement such as a performance standby letter of credit; and (3) indemnification agreements that require the indemnifying party to make payments to the indemnified party based on changes in an underlying instrument or variable that is related to an asset, a liability or an equity security of the indemnified party, such as an adverse judgment in a lawsuit. The Corporation, for a fee, regularly enters into standby letters of credit transactions and provides certain indemnifications against loss in conjunction with securities lending activities, which are described in detail in Notes 20 and 25 in Notes to Consolidated Financial Statements.

Companies may structure and facilitate off-balance sheet arrangements by retaining an interest in assets transferred to an unconsolidated entity. Such interests may be in the form of a subordinated retained interest in a pool of receivables transferred to an unconsolidated entity, cash collateral accounts, recourse obligations or other forms of credit, liquidity, or market risk support. These subordinated interests protect the senior interests in the unconsolidated entity in the event a portion of the underlying transferred assets becomes uncollectible or there are insufficient funds to repay senior interest obligations. The Corporation uses such arrangements primarily in conjunction with its indirect automobile lending activities that are described in detail in Note 10 in Notes to Consolidated Financial Statements and in the discussion of critical accounting policies that follows this discussion.

As described in Note 15 in Notes to Consolidated Financial Statements, the Corporation holds all of the common interest in certain trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by the Corporation. In conjunction with the banking acquisitions completed in 2007, the Corporation acquired all of the common interests in two trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $10.0 million and $5.0 million, respectively, and full guarantees assumed by M&I LLC. In conjunction with the banking acquisitions completed in 2006, the Corporation acquired all of the common interests in four trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by M&I LLC. The Corporation does not consolidate any of these trusts in accordance with United States generally accepted accounting principles.

At December 31, 2007, the Corporation did not hold any material variable interests in entities that provide it liquidity, market risk or credit risk support, or engage in leasing, hedging or research and development services with the Corporation. Based on the off-balance sheet arrangements with which it is presently involved, the Corporation does not believe that such off-balance sheet arrangements either have, or are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of the Corporation's consolidated financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements contained herein and updated as necessary in its Quarterly Reports on Form 10-Q. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of the Corporation. Management continues to consider the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's estimate of probable losses inherent in the Corporation's loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. The Corporation's internal risk rating system is used to identify loans and leases that meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. In general, these loans have been internally identified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower's ability to make payments when due.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. The Corporation segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management's recognition of the uncertainty and imprecision underlying the process of estimating losses. The internal risk rating system is used to identify those loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management's judgment, reserve ranges are allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. However, on an on-going basis the Corporation continues to refine the methods used in determining management's best estimate of the allowance for loan and lease losses.

The following factors were taken into consideration in determining the adequacy of the allowance for loan and lease losses at December 31, 2007:

Deteriorating conditions in the U.S. housing market became evident in the first half of 2007 and accelerated sharply in the second half of the year. Housing starts reached a 15-year low in September 2007 after being at a 33-year high in early 2006. Faced with these deteriorating conditions, some borrowers have been unable to either refinance or sell their properties and consequently have defaulted or are very close to defaulting on their loans. In a stressed housing market with increasing delinquencies and declining real estate values, such as currently exists, the adequacy of collateral securing the loan becomes a much more important factor in determining expected loan performance. For the year ended December 31, 2007, these factors resulted in the Corporation's loan and lease portfolio experiencing significantly higher incidences of default and a significant increase in loss severity. These loans are geographically dispersed and are in both the Corporation's core and acquired loan portfolios. The Corporation has taken these exposures into consideration in determining the adequacy of its allowance for loan and leases.

At December 31, 2007, allowances for loan and lease losses continue to be carried for exposures to manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, accommodation, general contracting, motor vehicle and parts dealers and construction and land development loans secured by vacant land. The majority of the commercial charge-offs incurred in recent periods were in these industry segments. While most loans in these categories are still performing, the Corporation continues to believe these sectors present a higher than normal risk due to their financial and external characteristics.

The Corporation's primary lending areas are Wisconsin, Arizona, Minnesota, Missouri and Florida. The vast majority of the assets acquired on April 1, 2006 from Gold Banc are in entirely new markets for the Corporation. Included in these new markets is the Kansas City metropolitan area and Tampa, Sarasota and Bradenton, Florida. Each of these regions and markets has cultural and environmental factors that are unique to them. In addition, with the acquisition of United Heritage, the Orlando, Florida market is a new market for the Corporation. Nonperforming loans associated with the banking acquisitions amounted to $203.8 million or approximately 29.1% of total nonaccrual loans and loans 90 days past due and still accruing at December 31, 2007. Nonperforming loans and leases associated with the 2007 acquisitions were insignificant at December 31, 2007.

At December 31, 2007, nonaccrual loans amounted to $686.9 million or 1.48% of consolidated loans and leases compared to $264.9 million or 0.63% of consolidated loans and leases at December 31, 2006 and $134.7 million or 0.39% at December 31, 2005. Nonaccrual real estate loans, other than home equity loans and lines of credit, exhibited the largest increase in 2007 compared to 2006. Those increases reflect the effects of the deterioration in the national residential real estate markets. The Corporation's construction and development real estate loans exhibited the most dramatic increase in stress and impairment, especially in the west coast of Florida and Arizona. Nonaccrual construction and development loans represented 63.9% of total nonaccrual loans and leases at December 31, 2007.

Net charge-offs amounted to $255.9 million or 0.59% of average loans and leases in 2007 compared to $39.0 million or 0.10% of average loans and leases in 2006 and $39.1 million or 0.12% of average loans and leases in 2005. The increase in net charge-offs in 2007 compared to prior years related primarily to the deterioration in the performance of the Corporation's real estate loan portfolio. The Corporation's construction and development real estate loans exhibited the most dramatic increase in impairment. In addition, loans whose performance is dependent on the housing market were adversely affected by the deterioration in the national residential real estate markets.

Based on the above loss estimates, management determined its best estimate of the required allowance for loans and leases. Management's evaluation of the factors described above resulted in an allowance for loan and lease losses of $496.2 million or 1.07% of loans and leases outstanding at December 31, 2007. The allowance for loan and lease losses was $420.6 million or 1.00% of loans and leases outstanding at December 31, 2006. Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $319.8 million in 2007, compared to $50.6 million and $44.8 million in 2006 and 2005, respectively. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

Capitalized Software and Conversion Costs

Prior to the Separation on November 1, 2007, the Corporation considered Capitalized Software and Conversion Costs a critical accounting policy because Capitalized Software and Conversion Costs involved significant judgments and assumptions by management that may have had a material impact on the carrying value of certain assets and liabilities that were primarily attributable to Metavante. As a result of the Separation, the Corporation no longer considers Capitalized Software and Conversion Costs a significant or critical accounting policy.

Financial Asset Sales and Securitizations

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards ("SFAS") No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, the Corporation adopted Financial Accounting Standards Board Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities (revised December 2003)***. This interpretation addresses consolidation by business enterprises of variable interest entities. Transferors to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. With respect to the Corporation's securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

The Corporation sells financial assets in a two-step process that result in surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

The Corporation reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. The Corporation believes that its estimates result in a reasonable carrying value of the retained interests.

Net losses associated with the retained interests, held in the form of interest-only strips amounted to $1.9 million in 2007 compared to net gains of $0.9 million in 2006 and are included in Net Investment Securities Gains in the Consolidated Statements of Income. During 2007, the Corporation realized $1.0 million in gains that were offset by impairment losses of $2.9 million. During 2006, the Corporation realized $4.0 million in gains that were offset by impairment losses of $3.1 million. The gains realized in 2007 and 2006 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairment in 2007 and 2006 was primarily the result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary.

The Corporation has historically sold automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. There were no sales of automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit during the second half of 2007 and the Corporation does not currently intend to make any such sales in the future. The outstanding balances of automobile loans sold in these securitization transactions were $612.6 million and $948.2 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006 the carrying amount of retained interests amounted to $27.9 million and $34.3 million, respectively.

From time to time, the Corporation had also purchased and immediately sold certain debt securities classified as available for sale that were highly rated to a QSPE whose activities were limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days that was used to finance the purchase of the debt securities.

The Corporation provided liquidity back-up in the form of liquidity purchase agreements. In addition, a subsidiary of the Corporation had entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interests and the debt securities. The beneficial interests in the form of commercial paper had been issued to parties other than the Corporation and its subsidiary or any other affiliates. The notional amounts did not exceed the amount of beneficial interests.

Throughout the third quarter of 2007, the QSPE experienced difficulty finding investors for its commercial paper. The lack of investor demand was consistent with what many smaller issuers of commercial paper in the asset-backed commercial paper market had been experiencing and appeared to be regardless of the underlying assets that served as collateral for their commercial paper outstanding. On October 31, 2007, the Corporation acquired for cash the $406.1 million of highly rated debt securities that served as collateral for the QSPE's commercial paper outstanding in accordance with the liquidity purchase agreements. The commercial paper was retired as it matured and the QSPE was subsequently liquidated.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

On January 1, 2007, the Corporation adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), ***Accounting for Uncertainty in Income Taxes- an Interpretation of FASB Statement No. 109***, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, ***Accounting for Income Taxes***. FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 17—Income Taxes in Notes to Consolidated Financial Statements.

The Corporation anticipates it is reasonably possible within twelve months of December 31, 2007, that unrecognized tax benefits up to approximately $40 million could be realized. The realization would principally result from settlements with taxing authorities over two issues. The first issue relates to the tax benefits associated with a

2002 stock issuance. In addition, in November 2007, the US Tax Court ruled favorably on how the TEFRA disallowance, as it pertains to tax exempt interest income, should be calculated within a consolidated group. The Corporation has a similar issue and now believes that it is reasonably possible that additional tax benefits could be recognized within the next twelve months. The Internal Revenue Service ("IRS") has the right to appeal this decision and management expects the IRS will appeal.

New Accounting Pronouncements

A discussion of new accounting pronouncements that are applicable to the Corporation and have been or will be adopted by the Corporation is included in Note 1 of the Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. The Corporation faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to the Corporation, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

The Corporation uses financial modeling techniques to identify potential changes in income and market value under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. The Corporation has designed strategies to limit these risks within prudent parameters and identify appropriate risk/reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by the Corporation. The net change in net interest income in different market rate environments is the amount of earnings at risk. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of market value at risk. Policies are in place to assure that neither earnings nor market value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed the Corporation to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their cash flows in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by the Corporation's budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of December 31, 2007:

Hypothetical Change in Interest Rates	Impact to 2008 Pretax Income
100 basis point gradual rise in rates	0.6%
100 basis point gradual decline in rates	-1.3%

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Equity Risk

In addition to interest rate risk, the Corporation incurs market risk in the form of equity risk. The Corporation invests directly and indirectly through investment funds, in private medium-sized companies to help establish new businesses or recapitalize existing ones. These investments expose the Corporation to the change in equity values for the companies of the portfolio companies. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs. At December 31, 2007, the carrying value of total active capital markets investments amounted to approximately $50.8 million.

At December 31, 2007, M&I Wealth Management administered $105.7 billion in assets and directly managed $25.7 billion in assets. Exposure exists to changes in equity values due to the fact that fee income is partially based on equity balances. Quantification of this exposure is difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above-stated reasons.

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding the Corporation's expected financial and operating results for 2008. Forward-looking statements are subject to significant risks and uncertainties, and the Corporation's actual results may differ materially from the results discussed in such forward-looking statements. These statements speak of the Corporation's plans, goals, beliefs or expectations, refer to estimates or use similar terms. The information in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 provides cautionary statements identifying important risk factors that could cause the Corporation's actual results to differ materially from those contained in the forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available at the time such statements are made, and the Corporation assumes no obligation to update any forward-looking statements, except as required by federal securities law.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FOR YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

Consolidated Balance Sheets
December 31 ($000's except share data)

	2007	2006
Assets		
Cash and Cash Equivalents:		
Cash and Due from Banks	$ 1,368,919	$ 1,201,829
Federal Funds Sold and Security Resale Agreements	379,012	192,061
Money Market Funds	74,581	45,190
Total Cash and Cash Equivalents	1,822,512	1,439,080
Interest Bearing Deposits at Other Banks	8,309	15,757
Trading Securities, at Market Value	124,607	36,249
Investment Securities:		
Available for Sale, at Market Value	7,442,889	6,909,523
Held to Maturity, Market Value $383,190 ($507,909 in 2006)	374,861	495,520
Total Investment Securities	7,817,750	7,405,043
Loan to Metavante	—	982,000
Loans Held for Sale	131,873	300,677
Loans and Leases:		
Loans and Leases, Net of Unearned Income of $143,908 ($124,869 in 2006)	46,164,385	41,634,374
Allowance for Loan and Lease Losses	(496,191)	(420,610)
Net Loans and Leases	45,668,194	41,213,764
Premises and Equipment, Net	469,879	436,416
Goodwill and Other Intangibles	1,807,961	1,572,933
Accrued Interest and Other Assets	1,997,511	1,510,396
Assets of Discontinued Operations	—	1,317,942
Total Assets	$59,848,596	$56,230,257
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest Bearing	$ 6,174,281	$ 6,143,744
Interest Bearing	29,017,073	28,483,028
Total Deposits	35,191,354	34,626,772
Short-term Borrowings	8,476,382	6,424,735
Accrued Expenses and Other Liabilities	940,725	945,416
Long-term Borrowings	8,207,406	8,026,155
Liabilities of Discontinued Operations	—	55,808
Total Liabilities	52,815,867	50,078,886
Shareholders' Equity:		
Preferred Stock, $1.00 par value, 5,000,000 Shares Authorized	—	—
Common Stock, $1.00 par value, 700,000,000 Shares Authorized; 267,455,394 Shares Issued (261,972,424 Shares in 2006)	267,455	261,972
Additional Paid-in Capital	2,059,273	1,770,540
Retained Earnings	4,923,008	4,383,642
Accumulated Other Comprehensive Income, Net of Related Taxes	(53,707)	(17,546)
Treasury Stock, at Cost: 3,968,651 Shares (6,502,732 in 2006)	(117,941)	(205,938)
Deferred Compensation	(45,359)	(41,299)
Total Shareholders' Equity	7,032,729	6,151,371
Total Liabilities and Shareholders' Equity	$59,848,596	$56,230,257

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income
Years ended December 31 ($000's except share data)

	2007	2006	2005
Interest and Fee Income			
Loans and Leases	$3,243,109	$2,856,043	$1,959,063
Investment Securities:			
Taxable	311,837	277,938	214,537
Exempt from Federal Income Taxes	59,237	61,769	64,127
Trading Securities	1,012	614	229
Short-term Investments	18,001	14,707	7,452
Loan to Metavante	35,969	43,163	43,652
Total Interest and Fee Income	3,669,165	3,254,234	2,289,060
Interest Expense			
Deposits	1,231,252	1,083,392	562,552
Short-term Borrowings	236,671	186,746	106,220
Long-term Borrowings	585,025	476,540	329,876
Total Interest Expense	2,052,948	1,746,678	998,648
Net Interest Income	1,616,217	1,507,556	1,290,412
Provision for Loan and Lease Losses	319,760	50,551	44,795
Net Interest Income After Provision for Loan and Lease Losses	1,296,457	1,457,005	1,245,617
Other Income			
Wealth Management	262,835	221,554	191,720
Service Charges on Deposits	120,616	106,693	101,926
Gains on Sale of Mortgage Loans	28,588	47,281	47,138
Other Mortgage Banking Revenue	5,466	5,121	3,350
Net Investment Securities Gains	34,814	9,701	45,514
Life Insurance Revenue	37,744	29,134	27,079
Net Derivative Losses—Discontinued Hedges	—	(18,449)	—
Other	239,003	180,651	156,864
Total Other Income	729,066	581,686	573,591
Other Expense			
Salaries and Employee Benefits	659,871	613,394	549,859
Net Occupancy	73,197	64,203	51,629
Equipment	38,780	39,778	33,625
Software Expenses	21,126	18,028	13,095
Processing Charges	135,110	124,226	101,302
Supplies and Printing	13,935	13,949	12,706
Professional Services	42,454	34,068	30,513
Shipping and Handling	28,612	27,344	25,315
Amortization of Intangibles	20,551	18,643	13,054
Losses on Termination of Debt	83,662	—	—
Other	197,645	129,909	123,327
Total Other Expense	1,314,943	1,083,542	954,425
Income Before Income Taxes	710,580	955,149	864,783
Provision for Income Taxes	213,641	307,435	278,124
Income from Continuing Operations	496,939	647,714	586,659
Income from Discontinued Operations, Net of Tax	653,997	160,124	119,531
Net Income	$1,150,936	$ 807,838	$ 706,190
Net Income Per Common Share			
Basic:			
Continuing Operations	$ 1.91	$ 2.60	$ 2.54
Discontinued Operations	2.51	0.64	0.52
Net Income	$ 4.42	$ 3.24	$ 3.06
Diluted:			
Continuing Operations	$ 1.87	$ 2.54	$ 2.49
Discontinued Operations	2.47	0.63	0.50
Net Income	$ 4.34	$ 3.17	$ 2.99

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years ended December 31 ($000's)

	2007	2006	2005
Cash Flows From Operating Activities:			
Net Income	$ 1,150,936	$ 807,838	$ 706,190
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	133,099	171,093	202,353
Provision for Loan and Lease Losses	319,760	50,551	44,795
Provision (Benefit) for Deferred Taxes	(21,818)	47,299	(15,545)
Stock–based Compensation Expense	46,923	39,775	37,243
Excess Tax Benefit from Stock-based Compensation Arrangements	(4,251)	(11,430)	(8,882)
Gains on Sales of Assets	(101,315)	(32,771)	(111,450)
Losses on Termination of Debt	83,662	—	—
Gain on Sale of Metavante	(525,576)	—	—
Proceeds from Sales of Trading Securities and Loans Held for Sale	9,509,819	12,599,298	9,180,578
Purchases of Trading Securities and Loans Held for Sale	(9,150,076)	(12,282,292)	(9,136,336)
Life Insurance Revenue	(36,731)	(27,677)	(26,038)
Change in Accrued Interest and Other Assets	(94,680)	(195,753)	(118,787)
Change in Accrued Expenses and Other Liabilities	(347,215)	(317,299)	(113,192)
Other	(9,000)	(3,736)	(4,750)
Total Adjustments	(197,399)	37,058	(70,011)
Net Cash Provided by Operating Activities	953,537	844,896	636,179
Cash Flows From Investing Activities:			
Proceeds from Sales of Securities Available for Sale	883,812	609,008	104,280
Proceeds from Maturities of Securities Available for Sale	1,355,466	1,193,940	1,260,242
Proceeds from Maturities of Securities Held to Maturity	121,741	124,286	108,554
Purchases of Securities Available for Sale	(2,449,500)	(2,229,324)	(1,792,054)
Net Increase in Loans	(4,051,448)	(3,957,011)	(4,545,258)
Proceeds from Loan to Metavante	982,000	—	—
Purchases of Assets to be Leased	(327,396)	(260,939)	(281,991)
Principal Payments on Lease Receivables	345,569	234,445	226,504
Purchases of Premises and Equipment, Net	(87,646)	(104,911)	(93,624)
Acquisitions, Net of Cash and Cash Equivalents Acquired	(33,298)	(130,385)	(94,399)
Proceeds (Payments) from Branch Divestitures	80,074	(7,554)	(29,666)
Net Proceeds from the Separation	1,592,646	—	—
Purchase of Bank-owned Life Insurance	(286,629)	—	—
Other	50,495	13,301	14,276
Net Cash Used in Investing Activities	(1,824,114)	(4,515,144)	(5,123,136)
Cash Flows From Financing Activities:			
Net (Decrease) Increase in Deposits	(550,558)	2,701,936	1,295,837
Proceeds from Issuance of Commercial Paper	19,190,183	5,326,917	5,310,137
Principal Payments on Commercial Paper	(18,912,746)	(5,185,918)	(5,241,685)
Net Increase (Decrease) in Other Short-term Borrowings	1,619,223	(106,539)	1,029,234
Proceeds from Issuance of Long-term Borrowings	3,220,316	2,448,752	3,279,779
Payment of Long-term Borrowings	(3,122,833)	(1,225,554)	(604,735)
Dividends Paid	(313,298)	(261,535)	(214,788)
Purchases of Common Stock	(431,150)	(41,791)	—
Proceeds from the Issuance of Common Stock	112,254	84,042	60,911
Proceeds from Issuance of Common Stock—Stock Purchase Contracts	399,989	—	—
Excess Tax Benefit from Stock-based Compensation Arrangements	4,251	11,430	8,882
Other	(7,800)	(10,585)	(10,402)
Net Cash Provided by Financing Activities	1,207,831	3,741,155	4,913,170
Net Increase in Cash and Cash Equivalents	337,254	70,907	426,213
Cash and Cash Equivalents Beginning of Year	1,485,258	1,414,351	988,138
Cash and Cash Equivalents End of Year	1,822,512	1,485,258	1,414,351
Cash and Cash Equivalents of Discontinued Operations	—	(46,178)	(44,631)
Cash and Cash Equivalents from Continuing Operations, End of Year	$ 1,822,512	$ 1,439,080	$ 1,369,720
Supplemental Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 2,041,724	$ 1,625,191	$ 906,308
Income Taxes	277,474	362,451	366,431

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2004		$—	$244,432	$850,279	$3,380,212	$(518,231)	$(29,290)	$ 23,338
Comprehensive Income:								
Net Income	$706,190	—	—	—	706,190	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period, Net of Taxes of $36,387	(66,670)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income, Net of Taxes of $388	(722)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(67,392)	—	—	—	—	—	—	(67,392)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period, Net of Taxes of ($5,499)	10,211	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income, Net of Taxes of $1,857	(3,448)	—	—	—	—	—	—	—
Net Gains (Losses)	6,763	—	—	—	—	—	—	6,763
Other Comprehensive Income	(60,629)	—	—	—	—	—	—	—
Total Comprehensive Income	$645,561	—	—	—	—	—	—	—
Issuance of 155,000 Common Shares		—	155	6,496	—	—	—	—
Issuance of 5,254,523 Treasury Common Shares in the 2005 Business Combinations		—	—	81,778	—	159,317	—	—
Issuance of 2,358,561 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(17,481)	—	71,663	—	—
Issuance of 355,046 Treasury Common Shares for Retirement Plan Funding		—	—	3,611	—	10,765	—	—
Acquisition of 25,095 Common Shares		—	—	214	—	(937)	—	—
Dividends Declared on Common Stock—$0.93 Per Share		—	—	—	(214,788)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(7,465)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	8,882	—	—	—	—
Stock Based Compensation Expense		—	—	37,243	—	—	—	—
Other		—	—	(283)	—	—	—	—
Balance, December 31, 2005		$—	$244,587	$970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2005 As Originally Reported		$—	$244,587	$ 970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)
Cumulative Effect of SAB 108, Net of Tax, See Note 3		—	—	—	(34,275)	—	—	16,230
Balance, As Adjusted		—	244,587	970,739	3,837,339	(277,423)	(36,755)	(21,061)
Comprehensive Income:								
Net Income	$807,838	—	—	—	807,838	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period, Net of Taxes of ($9,682)	17,562	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income, Net of Taxes of $1,768	(3,283)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	14,279	—	—	—	—	—	—	14,279
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period, Net of Taxes of $475	(882)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income, Net of Taxes of $7,930	(14,727)	—	—	—	—	—	—	—
Net Gains (Losses)	(15,609)	—	—	—	—	—	—	(15,609)
Other Comprehensive Income	(1,330)	—	—	—	—	—	—	—
Total Comprehensive Income	$806,508							
Adjustment to Initially Apply SFAS 158, Net of Tax of ($2,854)		—	—	—	—	—	—	4,845
Issuance of 17,269,857 Common Shares in the 2006 Business Combinations		—	17,385	763,054	—	(5,099)	—	—
Issuance of 3,434,187 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(20,108)	—	108,269	(391)	—
Issuance of 385,192 Treasury Common Shares for Retirement Plan Funding		—	—	4,819	—	12,130	—	—
Acquisition of 1,058,273 Common Shares		—	—	1,109	—	(43,815)	—	—
Dividends Declared on Common Stock—$1.05 Per Share		—	—	—	(261,535)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(4,153)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,430	—	—	—	—
Stock Based Compensation Expense		—	—	39,775	—	—	—	—
Other		—	—	(278)	—	—	—	—
Balance, December 31, 2006		$—	$261,972	$1,770,540	$4,383,642	$(205,938)	$(41,299)	$(17,546)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2006		$—	$261,972	$1,770,540	$4,383,642	$(205,938)	$(41,299)	$(17,546)
Comprehensive Income:								
Net Income	$1,150,936	—	—	—	1,150,936	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period, Net of Taxes of ($10,885)	19,765	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income, Net of Taxes of $4,352	(8,081)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	11,684	—	—	—	—	—	—	11,684
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period, Net of Taxes of $19,671	(36,531)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income, Net of Taxes of $5,369	(9,971)	—	—	—	—	—	—	—
Net Gains (Losses)	(46,502)	—	—	—	—	—	—	(46,502)
Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan:								
Effect due to Remeasurement of Benefit Obligation, Net of Taxes of $382	(604)	—	—	—	—	—	—	—
Change Related to the Separation, Net of Taxes of ($262)	358	—	—	—	—	—	—	(358)
Reclassification Adjustments for Amortization of Actuarial Loss and Prior Service Credit Amortization Included in Net Income, Net of Taxes of $635	(1,097)	—	—	—	—	—	—	—
Net Gains (Losses)	(1,343)	—	—	—	—	—	—	(1,343)
Other Comprehensive Income	(36,161)	—	—	—	—	—	—	—
Total Comprehensive Income	$1,114,775	—	—	—	—	—	—	—
Changes in connection with the Separation		—	(8,596)	(346,405)	(298,272)	351,705	2,938	358
Issuance of 9,226,951 Common Shares Under STACKS/SPACES		—	9,227	390,762	—	—	—	—
Issuance of 4,851,899 Common Shares in the 2007 Business Combinations		—	4,852	239,526	—	—	—	—
Issuance of 4,436,659 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(50,327)	—	161,570	—	—
Issuance of 403,508 Treasury Common Shares for Retirement Plan Funding		—	—	6,343	—	12,836	—	—
Acquisition of 10,792,502 Common Shares		—	—	(2,255)	—	(438,114)	—	—
Dividends Declared on Common Stock—$1.20 Per Share		—	—	—	(313,298)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(6,998)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	4,251	—	—	—	—
Stock Based Compensation Expense		—	—	46,923	—	—	—	—
Other		—	—	(85)	—	—	—	—
Balance, December 31, 2007		$—	$267,455	$2,059,273	$4,923,008	$(117,941)	$(45,359)	$(53,707)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Marshall & Ilsley Corporation ("M&I" or the "Corporation") is a financial holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I's largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring Midwestern states, and in Arizona, Nevada and Florida. The Corporation's principal activities consist of banking and wealth management services. Banking services, lending and accepting deposits from commercial banking and community banking customers are provided through its lead bank, M&I Marshall & Ilsley Bank ("M&I Bank"), which is headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one state chartered bank headquartered in St. Louis, Missouri, and an asset-based lending subsidiary headquartered in Minneapolis, Minnesota. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, Duluth, Minnesota, Belleville, Illinois, Las Vegas, Nevada, Florida and central Indiana, as well as on the Internet. Wealth Management, which includes Marshall & Ilsley Trust Company, N.A. ("M&I Trust"), M&I Brokerage Services, the private banking divisions of the Corporation's bank subsidiaries and other subsidiaries related to the wealth management business, provides trust services, brokerage and insurance services, and investment management and advisory services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, Nevada and Indiana. Other financial services provided by M&I include personal property lease financing, wholesale lending, investment services to institutional clients and venture capital.

1. Summary of Significant Accounting Policies

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities an interpretation of Accounting Research Board ("ARB") No. 51 (revised December 2003)***. The primary beneficiary of a variable interest entity is the party that absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20 percent or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates' operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. All intercompany balances and transactions are eliminated in consolidation.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization facilities. These facilities are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

Cash and cash equivalents—For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

Trading Securities—Securities are designated as Trading Securities when purchased and are held principally for sale in the near term. Trading Securities are carried at fair value, with adjustments to the carrying value reflected in the Consolidated Statements of Income.

Investment Securities—Securities, when purchased, are designated as Investment Securities Available for Sale or Investment Securities Held to Maturity, and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments net of the related income tax effects reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Loans Held for Sale— Loans that the Corporation originates and intends to sell or securitize are reported as loans held for sale and are carried at the lower of cost or market ("LOCOM") value. Any excess of the cost of a loan held for sale over its market value is recognized as a valuation allowance, with changes in the valuation allowance recognized in the consolidated statements of income. Purchase premiums, discounts and/or other loan basis adjustments on loans held for sale are deferred upon acquisition, included in the cost basis of the loan, and are not amortized. The Corporation determines any LOCOM adjustment on loans held for sale on a pool basis by aggregating those loans based on similar risks and other characteristics, such as product types and interest rates. The market value of loans held for sale is generally based on whole loan sale prices if formally committed or observable market prices of securities that have loan collateral or interests in loans that are similar to the loans held for sale. If market prices are not readily available, the market value is based on a discounted cash flow model, which takes into account the degree of credit risk associated with the loans and the estimated effects of changes in market interest rates relative to the loans' interest rates.

Reclassifications of loans held in portfolio to loans held for sale are generally infrequent in nature. In the event that loans held for sale are reclassified to loans held in portfolio, the loans are transferred at LOCOM on the date of transfer, forming the new cost basis of such loans. Any LOCOM adjustment recognized upon transfer is recognized as a basis adjustment to the portfolio loan. For reclassifications of loans held in portfolio to loans held for sale, the loan is transferred from loans held in portfolio to loans held for sale at LOCOM. If the change in market value on these loans is due to credit concern on such loans, the loans are reclassified net of the portion of the allowance for loan losses that is attributable to the transferred loans, with a corresponding reduction in the allowance for loan losses. The cash proceeds from the sale of loans that were reclassified from loans held in portfolio to loans held for sale are classified as investing activities in the Consolidated Statement of Cash Flows.

Loans and leases—Interest on loans, other than direct financing leases, is recognized as income based on the loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment. Loans are generally placed on nonaccrual status when they are past due 90 days as to either interest or principal. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest and fee income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt.

The Corporation defers and amortizes fees and certain incremental direct costs, primarily salary and employee benefit expenses, over the contractual term of the loan or lease as an adjustment to the yield. The unamortized net fees and costs are reported as part of the loan or lease balance outstanding.

December 31, 2007, 2006, and 2005 ($000's except share data)

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Allowance for loan and lease losses—The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan and lease portfolio including loans that have been determined to be impaired. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Management's determination of the adequacy of the allowance is based on a continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management's continual review, the allowance is adjusted through provisions for loan and lease losses charged against income.

Financial asset sales—The Corporation sells financial assets, in a two-step process that results in a surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and provides additional credit support by maintaining cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Premises and equipment—Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets which are impaired are carried at fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Other real estate owned—Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Rental income from properties and gains on sales are included in other income, and property expenses, which include carrying costs, required valuation adjustments and losses on sales, are recorded in other expense. At December 31, 2007 and 2006, total other real estate owned amounted to $115,074 and $25,452, respectively.

Goodwill and other intangibles—The Corporation annually tests goodwill for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. For purposes of the test, the Corporation's reporting units are the operating segments as defined in Statement of Financial Accounting Standards No. 131, ***Disclosures about Segments of an Enterprise and Related Information***. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. See Note 12 for additional information.

Identifiable intangibles arising from purchase acquisitions with a finite useful life are amortized over their useful lives and consist of core deposit intangibles, customer lists, non-compete agreements and tradenames.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2007, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation's derivative financial instruments is determined based on market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial instrument's gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure will be assessed.

The adjustment of the carrying amount of an interest bearing hedged asset or liability in a fair value hedge is amortized into earnings when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

New accounting pronouncements—In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007), ***Business Combinations*** ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, goodwill and any noncontrolling interest in the acquiree. SFAS 141R will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is not permitted.

While the impact on the Corporation will depend on the facts of a particular business combination, SFAS 141R presents several significant changes from current accounting for business combinations, including accounting for contingent consideration, transaction costs, preacqusition contingencies, restructuring costs and step-acquisitions. Upon

December 31, 2007, 2006, and 2005 ($000's except share data)

adoption, contingent consideration arrangements would be recorded at fair value at the acquisition date. The concept of recognizing contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt will no longer be applicable. Transaction costs are not an element of fair value of the target, so they would be expensed as incurred. Preacquisition contingencies, such as legal issues, would generally be recorded at fair value. However, if it is "more likely than not" that a non-contractual contingency will not materialize, nothing would be recorded at the acquisition date and, instead, that contingency will be subject to the recognition criteria prescribed in FASB Statement No. 5, ***Accounting for Contingencies***. Adjustments of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments. The measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted. Restructuring costs that the acquirer expects but is not obligated to incur would be recognized separately from the business combination instead of being recognized as if they were a liability assumed at the acquisition date. Upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated.

Also in December 2007, the FASB adopted Statement of Financial Accounting Standards No. 160, ***Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51*** ("SFAS 160"). SFAS 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the new standard, noncontrolling interests are considered equity and will be reported as part of consolidated equity. Thus, the practice of classifying minority interests between liabilities and equity on the balance sheet will be eliminated. The current practice of reporting minority interest expense also will change. Under the new standard, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. Thus, the difference between the proceeds of a purchase or issuance of noncontrolling interests will be accounted for as a change to the controlling interest's equity. In current practice, those differences are accounted for by step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for by full gain or loss recognition.

SFAS 160 will be applied prospectively beginning on January 1, 2009. Early adoption is not permitted. The Corporation does not believe SFAS 160 will have a material effect on its financial statements and related disclosures.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, ***Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*** ("EITF 06-11"). EITF 06-11 specifies how entities should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding stock options and (b) charged to retained earnings under Statement of Financial Accounting Standards 123(R), ***Share-Based Payment***. EITF 06-11 was effective for the Corporation on January 1, 2008. The adoption of EITF 06-11 did not have a material effect on its financial statements and related disclosures.

In May 2007, FASB issued FASB Staff Position No. FIN 48-1, ***Definition of Settlement in FASB Interpretation No. 48*** ("FSP FIN 48-1"). FSP FIN 48-1 amends FASB Interpretation No. 48, ***Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*** ("FIN 48"). FIN 48, which was adopted by the Corporation on January 1, 2007, clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement 109, ***Accounting for Income Taxes***. FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. FSP FIN 48-1 is effective upon the initial adoption of FIN 48 and therefore was adopted by the Corporation in the beginning of fiscal 2007. The adoption of FSP FIN 48-1 did not have an impact on the accompanying financial statements.

December 31, 2007, 2006, and 2005 ($000's except share data)

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, ***The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115*** ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. SFAS 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS 159 is effective for the Corporation on January 1, 2008. The Corporation has not elected to measure any existing financial instruments at fair value at January 1, 2008 as permitted under SFAS No. 159. However, the Corporation may elect to measure newly acquired financial instruments at fair value in the future.

Statement of Financial Accounting Standard No. 157, ***Fair Value Measurements*** (SFAS 157), is effective for the Corporation on January 1, 2008. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies, except as discussed below, whenever other standards require or permit (such as SFAS 159) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The standard does not expand the use of fair value in any new circumstances. However, SFAS 157 requires two distinct transition approaches depending on the historical accounting treatment of the instrument being measured: (i) cumulative-effect adjustment to beginning retained earnings or (ii) prospective through earnings or other comprehensive income (OCI), as applicable.

For certain types of financial instruments including (i) positions in active markets previously measured using a blockage factor, (ii) financial instruments initially measured at their transaction price in accordance with the guidance in EITF Issue No. 02-3, ***Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities***, and (iii) hybrid financial instruments initially measured at their transaction price in accordance with the guidance in FASB Statement No. 155, ***Accounting for Certain Hybrid Financial Instruments***, SFAS 157 requires any difference between the carrying amounts of these instruments and their fair values determined in accordance with the provisions of SFAS 157 at the date the statement is initially applied is recognized as a cumulative-effect adjustment to beginning retained earnings. The Corporation did not record a cumulative-effect adjustment to retained earnings on January 1, 2008.

All other changes resulting from the application of SFAS 157 will be applied prospectively as of January 1, 2008 with the effect of adoption recognized in either earnings or OCI depending on the applicable accounting requirements for the particular asset or liability being measured. The impact is not expected to be significant.

SFAS 157 does establish a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels and the significant assets and liabilities measured at fair value on a recurring basis are described below.

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The Corporation's U.S. Treasury and government agencies and government-sponsored mortgage-backed securities where quoted prices are available in an active market generally will be classified within level 1 of the fair value hierarchy.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The Corporation's investments in mortgage-backed securities and obligations of states and political subdivisions, derivative financial instruments and liabilities subject to fair value hedges will be generally classified in Level 2 of the fair value hierarchy. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

December 31, 2007, 2006, and 2005 ($000's except share data)

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Private equity investments will be classified within level 3 of the fair value hierarchy. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

On February 14, 2008, the FASB issued FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under FASB Statement 13. This FSP amends SFAS 157 to exclude accounting pronouncements, other than those related to business combinations, that address fair value measurements for purposes of lease classification or measurement.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"). This FSP delays the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities to January 1, 2009. The delay is intended to allow the FASB additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. The Corporation expects to adopt SFAS 157 subject to the deferral provisions provided in FSP FAS 157-2.

2. Discontinued Operations

On November 1, 2007, Marshall & Ilsley Corporation ("Marshall & Ilsley"), Metavante Corporation ("Metavante"), WPM, L.P., a limited partnership affiliated with Warburg Pincus Private Equity IX, L.P. ("Warburg Pincus"), and others consummated the transactions provided for in an investment agreement, a separation agreement and related transaction agreements pursuant to which,

- Marshall & Ilsley separated into two publicly-traded companies, referred to herein as "New Marshall & Ilsley" and "New Metavante." New Marshall & Ilsley owns and operates Marshall & Ilsley's banking business, and New Metavante owns and operates Metavante's business. Immediately following the transactions, the issued and outstanding common stock of New Marshall & Ilsley was 100% owned by Marshall & Ilsley's shareholders and the issued and outstanding common stock of New Metavante was 75% owned by Marshall & Ilsley's shareholders. The remaining 25% of the issued and outstanding common stock of New Metavante is owned by Warburg Pincus;
- Marshall & Ilsley's shareholders received one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held and three shares of New Marshall & Ilsley Corporation common stock for each share of New Metavante common stock held;
- each holder of Marshall & Ilsley common stock that would otherwise have been entitled to receive fractional shares of New Metavante common stock received cash in lieu of such fractional shares (and therefore did not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares);
- Warburg Pincus invested $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;
- New Metavante incurred approximately $1.75 billion of indebtedness; and
- Metavante paid off certain intercompany indebtedness owed to Marshall & Ilsley of $982 million and New Marshall & Ilsley received capital contributions of $1,665 million in cash from New Metavante, which consisted of a contribution from New Metavante of $1,040 million and proceeds of $625 million from Metavante's issuance of a 25% equity interest to Warburg Pincus.

The shares of New Marshall & Ilsley common stock issued to the holders of Marshall & Ilsley common stock represented 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock issued to the holders of Marshall & Ilsley common stock represented 75% of the outstanding shares of New Metavante common stock.

December 31, 2007, 2006, and 2005 ($000's except share data)

Notwithstanding the legal form of the transactions, New Marshall & Ilsley was considered the divesting entity and treated as the "accounting successor" to Marshall & Ilsley Corporation and Metavante was considered the "accounting spinnee" for financial reporting purposes in accordance with Emerging Issues Task Force Issue No. 02-11, ***Accounting for Reverse Spinoffs***.

For periods beginning after November 1, 2007, New Marshall & Ilsley reported the historical consolidated results of operations (subject to certain adjustments) of Metavante in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), ***Accounting for the Impairment or Disposal of Long-Lived Assets***.

For accounting purposes only, the investment by Warburg Pincus in New Metavante for an equity interest representing 25% of New Metavante common stock was treated as a sale of 25% of Metavante's common stock by Marshall & Ilsley Corporation to Warburg Pincus for cash in the amount of $625 million. The sale resulted in a tax-free gain of $525.6 million that is reported as a component of discontinued operations in the Consolidated Statements of Income for the year ended December 31, 2007.

Marshall & Ilsley became M&I LLC a wholly-owned subsidiary of New Marshall & Ilsley. New Marshall & Ilsley was renamed Marshall & Ilsley Corporation. New Metavante was renamed Metavante Technologies, Inc.

The separation of Marshall & Ilsley Corporation into Marshall & Ilsley Corporation and Metavante Technologies, Inc., and the related transactions, are referred to as the "Separation."

The components of the assets and liabilities of discontinued operations as of December 31, 2006 were as follows:

	December 31, 2006
Assets	
Cash and Cash Equivalents	$ 46,178
Interest Bearing Deposits at Other Banks	3,285
Investment Securities	
Available for Sale, at Market Value	68,330
Loan to Metavante	(982,000)
Loans and Leases	(34)
Premises and Equipment, Net	135,221
Goodwill and Other Intangibles	1,639,169
Accrued Interest and Other Assets	407,793
Total Assets	$1,317,942
Liabilities	
Deposits:	
Noninterest Bearing	$ (31,382)
Interest Bearing	(511,008)
Total Deposits	(542,390)
Short-term Borrowings	395
Accrued Expenses and Other Liabilities	597,803
Total Liabilities	$ 55,808

Prior to November 1, 2007, intercompany transactions between Metavante and Marshall & Ilsley Corporation and its affiliates were eliminated in the Corporation's consolidated financial statements. The above table reflects the reclassification of Metavante's intercompany borrowing from M&I LLC to "Loan to Metavante". On November 1, 2007, the Corporation received cash of $982 million from Metavante to retire this indebtedness. The "Noninterest Bearing and Interest Bearing Deposits" in the above table reflects the reclassification of Metavante's cash and investments held as deposits at the Corporation's affiliate banks.

December 31, 2007, 2006, and 2005 ($000's except share data)

The results of discontinued operations for the years ended December 31, 2007, 2006 and 2005 consisted of the following:

	Years Ended December 31,		
	2007	2006	2005
Metavante Income Before Provision for Income Taxes	$242,687	$240,483	$192,870
Transaction Expenses and other related costs	(29,833)	—	—
Gain on Sale of Metavante	525,576	—	—
Income Before Provision for Income Taxes	738,430	240,483	192,870
Provision for Income Taxes	84,433	80,359	73,339
Income from Discontinued Operations, Net of Tax	$653,997	$160,124	$119,531

Metavante's results of operations for the year ended December 31, 2007 included in the table above reflect results of operations for the ten months ended October 31, 2007.

The transaction expenses of the Corporation related to the Separation which are included in discontinued operations consisted of the following:

	Year Ended December 31, 2007
Investment Banking Fees	$10,200
Stock Option Expense	11,969
Accounting, Legal & Tax Fees	5,002
Consulting Fees	1,036
Printing, Proxy & Regulatory Fees	1,008
Other	618
Total Transaction Expenses	$29,833

As permitted under U.S. generally accepted accounting principles, the Corporation has elected not to adjust the Consolidated Statements of Cash Flows for the periods presented to exclude cash flows attributable to discontinued operations.

Included in Acquisitions, Net of Cash and Cash Equivalents Acquired in the Corporation's Consolidated Statements of Cash Flows are Metavante's acquisitions, which are now part of discontinued operations. The total cash consideration associated with Metavante's acquisitions amounted to $41.0 million in 2007, $80.1 million in 2006 and $95.4 million in 2005. During 2006, Metavante received $29.9 million as a return of purchase price associated with a 2004 acquisition.

The net proceeds from the Separation included in the Consolidated Statements of Cash Flows consisted of the following:

	Year Ended December 31, 2007
Cash Dividend from Metavante	$1,040,000
Proceeds from Warburg Pincus	625,000
Metavante's Cash and Cash Equivalents maintained at Unaffiliated Entities	(46,388)
Capital Contribution to Metavante	(17,500)
Cash Paid for Transaction Costs	(8,466)
Net Proceeds from the Separation	$1,592,646

As part of the Separation, the Corporation and Metavante entered into an agreement to share certain transaction costs and the cash paid to shareholders in lieu of fractional shares. In accordance with that agreement, the Corporation received $5,066 from Metavante.

For accounting purposes only, after the sale to Warburg Pincus of a 25% equity interest in Metavante, and after the dividend from Metavante, the Corporation distributed its remaining 75% ownership interest in Metavante to its shareholders on November 1, 2007. The Corporation's investment in Metavante at the time of the distribution was $298,272.

In addition to the cash paid for Metavante-related acquisitions, the Corporation issued shares of its common stock for certain acquisitions which consisted of the following:

Year Ended December 31,	Common Shares Issued	Amount ($000's)
2006	527,864	$ 23,190
2005	5,254,523	241,095

These were non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

3. Adoption of SAB 108

In 2006 the Corporation elected early application of SAB 108, and, as a result, adjusted its opening financial position for 2006 to reflect a change in its hedge accounting under SFAS 133.

The Corporation utilizes interest rate swaps to hedge its risk in connection with certain financial instruments. The Corporation had applied hedge accounting under Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ***Accounting for Derivative Instruments and Hedging Activities*** to these transactions from inception. Due to the expansion of certain highly technical interpretations of SFAS 133, specifically hedge designation under the "matched-term" method, certain interest rate swaps designated as fair value hedges and certain interest rate swaps designated as cash flow hedges did not qualify for hedge accounting. As a result, any fluctuation in the market value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged items, or accumulated other comprehensive income.

The cumulative effect of adjusting the reported carrying amount of the assets, liabilities and accumulated other comprehensive income at January 1, 2006, reduced total Shareholders' Equity as follows:

	Gross Impact	Income Tax Effect	Shareholders' Equity
Retained Earnings	$(53,471)	$19,196	$(34,275)
Accumulated Other Comprehensive Income	24,969	(8,739)	16,230
Total			$(18,045)

4. Earnings Per Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per share computations (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2007		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income from continuing operations available to common shareholders	$ 496,939		$1.91
Income from discontinued operations	653,997		2.51
Net income available to common shareholders	$1,150,936	260,268	$4.42
Effect of dilutive securities:			
Stock option, restricted stock and other plans		5,212	
Diluted earnings per share:			
Income from continuing operations available to common shareholders	$ 496,939		$1.87
Income from discontinued operations	653,997		2.47
Net income available to common shareholders	$1,150,936	265,480	$4.34

	Year Ended December 31, 2006		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income from continuing operations available to common shareholders	$647,714		$2.60
Income from discontinued operations	160,124		0.64
Net income available to common shareholders	$807,838	249,163	$3.24
Effect of dilutive securities:			
Stock option, restricted stock and other plans		5,421	
Diluted earnings per share:			
Income from continuing operations available to common shareholders	$647,714		$2.54
Income from discontinued operations	160,124		0.63
Net income available to common shareholders	$807,838	254,584	$3.17

	Year Ended December 31, 2005		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income from continuing operations available to common shareholders	$586,659		$2.54
Income from discontinued operations	119,531		0.52
Net income available to common shareholders	$706,190	230,849	$3.06
Effect of dilutive securities:			
Stock option, restricted stock and other plans		5,182	
Diluted earnings per share:			
Income from continuing operations available to common shareholders	$586,659		$2.49
Income from discontinued operations	119,531		0.50
Net income available to common shareholders	$706,190	236,031	$2.99

Options to purchase shares of common stock not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares for the periods (anti-dilutive options) are shown below (shares in thousands):

Year Ended December 31,	Price Range	Shares
2007	$28.71 — $36.82	5,709
2006	45.71 — 48.54	3,725
2005	43.31 — 47.02	62

5. Business Combinations

Recently completed acquisition:

On January 2, 2008, the Corporation completed its acquisition of First Indiana Corporation ("First Indiana") based in Indianapolis, Indiana. First Indiana, with $2.1 billion in consolidated assets as of December 31, 2007, had 32 branches in central Indiana which became branches of M&I Bank on February 2, 2008. Stockholders of First Indiana received $32.00 in cash for each share of First Indiana common stock outstanding. Total consideration amounted to $530.2 million.

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2007:

On July 1, 2007, the Corporation completed its acquisition of Excel Bank Corporation ("Excel"). Pursuant to an Amended and Restated Merger Agreement, shareholders of Excel received $13.97 per share in cash for each issued and outstanding share of Excel common stock. Total consideration in this transaction amounted to approximately $105.0 million in the aggregate, consisting of $101.2 million in cash and the exchange of vested stock options valued at approximately $3.8 million. Outstanding vested options to acquire Excel common stock were exchanged for options to acquire the Corporation's common stock. Excel, with $616.0 million in consolidated assets as of June 30, 2007, had four branches in the greater Minneapolis/St. Paul, Minnesota metropolitan area which became branches of M&I Bank on August 1, 2007. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $80.3 million. The estimated identifiable intangible asset to be amortized (core deposits) with a weighted average life of 6.2 years amounted to $4.2 million. The goodwill and intangibles resulting from this acquisition are deductible for tax purposes.

On April 20, 2007, the Corporation completed its acquisition of North Star Financial Corporation ("North Star") of Chicago, Illinois. Total consideration in this transaction amounted to $21.0 million, consisting of 441,252 shares of the Corporation's common stock valued at $47.55 per common share. North Star and its subsidiaries provide a variety of wealth management services through personal and other trusts. In addition, North Star offers a variety of other products and services including land trusts, 1031 exchanges for both real and personal property, and ESOP services, including consultative services relating to the transfer of small-business stock ownership. North Star's businesses were integrated with the Corporation's Wealth Management unit. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $16.7 million. The estimated identifiable intangible assets to be amortized (customer relationships, tradename and non-compete agreements) with a weighted average life of 7.0 years amounted to $10.2 million. This is considered a non-cash transaction for the purposes of the Consolidated Statement of Cash Flows. The goodwill and intangibles resulting from this acquisition are not deductible for tax purposes.

On April 1, 2007, the Corporation completed its acquisition of United Heritage Bankshares of Florida, Inc. ("United Heritage"). United Heritage Bank, a wholly-owned subsidiary of United Heritage, with $791.3 million in assets as of March 31, 2007, had 13 branches in the metropolitan Orlando area which became M&I Bank branches in the second quarter of 2007. Total consideration in this transaction amounted to approximately $219.6 million, consisting of 4,410,647 shares of the Corporation's common stock valued at $204.3 million and the exchange of vested

December 31, 2007, 2006, and 2005 ($000's except share data)

stock options valued at approximately $15.3 million. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $147.8 million. The estimated identifiable intangible asset to be amortized (core deposits) with a weighted average life of 7.7 years amounted to $11.6 million. This is considered a non-cash transaction for the purposes of the Consolidated Statement of Cash Flows. The goodwill and intangibles resulting from this acquisition are not deductible for tax purposes.

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2006:

On April 1, 2006, Marshall & Ilsley Corporation completed the acquisition of Gold Banc Corporation, Inc. ("Gold Banc"), a bank holding company headquartered in Leawood, Kansas, which offers commercial banking, retail banking, trust and asset management products and services through various subsidiaries. Gold Banc had consolidated assets of $4.2 billion at the time of the merger. Total consideration in this transaction, including the effect of terminating Gold Banc's employee stock ownership plan, amounted to $716.2 million, consisting of 13,672,665 shares of M&I common stock valued at $601.0 million, the exchange of 119,816 vested options valued at $2.9 million and total cash consideration of $112.3 million. Gold Banc's largest subsidiary, Gold Bank, a Kansas state-chartered bank, was merged with and into M&I Bank on April 1, 2006 at which time, the 32 Gold Bank branch offices in Florida, Kansas, Missouri and Oklahoma became interstate branch offices of M&I Bank. Goodwill amounted to $493.5 million. Approximately $485.6 million of the goodwill was assigned to Banking and the remainder was assigned to the Corporation's Trust reporting unit of the Wealth Management segment. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 5.0 years amounted to $44.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On April 1, 2006, Marshall & Ilsley Corporation completed the acquisition of St. Louis-based Trustcorp Financial, Inc. ("Trustcorp"). With the acquisition of Trustcorp, which had consolidated assets of $735.7 million at the time of the merger, the Corporation acquired Missouri State Bank and Trust Company, which provides commercial banking services in Missouri through seven bank locations. In July 2006, the Missouri State Bank and all of its branches were merged with and into Southwest Bank, the Corporation's St. Louis-based banking affiliate. Total consideration in this transaction amounted to $182.0 million, consisting of 3,069,328 shares of M&I common stock valued at $134.9 million, the exchange of 412,317 vested options valued at $13.4 million and cash consideration of $33.7 million. Goodwill amounted to $130.4 million. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 7.5 years amounted to $10.9 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On January 3, 2006, M&I Trust completed the acquisition of the trust and asset management business assets of FirstTrust Indiana of Indianapolis, Indiana, a division of First Indiana Bank, N.A. ("FirstTrust Indiana"). The total cash consideration was $15.9 million. FirstTrust Indiana offers asset management, trust administration and estate planning services to high net-worth individuals and institutional customers. Goodwill amounted to $13.4 million. The estimated identifiable intangible asset to be amortized (trust customers) with an estimated weighted average life of 5.9 years amounted to $2.0 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

The results of operations of the acquired entities have been included in the consolidated results since the dates the transactions were closed.

6. Cash and Due from Banks

At December 31, 2007 and 2006, $62,108 and $42,601, respectively, of cash and due from banks of continuing operations was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances.

December 31, 2007, 2006, and 2005 ($000's except share data)

7. Securities

The amortized cost and market value of selected securities at December 31 were:

	2007		2006	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$5,849,041	$5,824,303	$5,521,975	$5,466,369
States and political subdivisions	894,015	904,230	806,887	824,015
Mortgage backed securities	119,487	118,477	116,397	114,467
Other	596,314	595,879	498,448	504,672
Total	$7,458,857	$7,442,889	$6,943,707	$6,909,523
Investment Securities Held to Maturity:				
States and political subdivisions	$ 373,861	$ 382,190	$ 494,020	$ 506,417
Other	1,000	1,000	1,500	1,492
Total	$ 374,861	$ 383,190	$ 495,520	$ 507,909

The unrealized gains and losses of selected securities at December 31 were:

	2007		2006	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$17,188	$41,926	$15,291	$70,897
States and political subdivisions	15,201	4,986	18,584	1,456
Mortgage backed securities	323	1,333	4	1,934
Other	741	1,176	6,288	64
Total	$33,453	$49,421	$40,167	$74,351
Investment Securities Held to Maturity:				
States and political subdivisions	$ 8,375	$ 46	$12,401	$ 4
Other	—	—	—	8
Total	$ 8,375	$ 46	$12,401	$ 12

The amortized cost and market value of selected securities by contractual maturity at December 31, 2007 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within one year	$ 120,114	$ 120,508	$ 78,708	$ 79,225
From one through five years	5,173,602	5,158,300	123,253	126,276
From five through ten years	1,090,087	1,089,547	130,804	134,434
After ten years	1,075,054	1,074,534	42,096	43,255
Total	$7,458,857	$7,442,889	$374,861	$383,190

December 31, 2007, 2006, and 2005 ($000's except share data)

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$1,192,332	$ 5,563	$2,378,349	$36,363	$3,570,681	$41,926
States and political subdivisions	205,834	3,642	97,628	1,390	303,462	5,032
Mortgage backed securities	18,730	224	61,345	1,109	80,075	1,333
Other	142,096	1,112	400	64	142,496	1,176
Total	$1,558,992	$10,541	$2,537,722	$38,926	$4,096,714	$49,467

The investment securities in the above table were temporarily impaired at December 31, 2007. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on December 31, 2007. The temporary impairment in the investment securities portfolio is predominantly the result of increases in market interest rates since the investment securities were acquired and not from deterioration in the creditworthiness of the issuer or the quality of the underlying assets. At December 31, 2007, the Corporation had the ability and intent to hold these temporarily impaired investment securities until a recovery of fair value, which may be maturity.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$422,638	$1,667	$3,160,890	$69,230	$3,583,528	$70,897
States and political subdivisions	83,509	400	67,513	1,060	151,022	1,460
Mortgage backed securities	1,104	4	89,426	1,930	90,530	1,934
Other	991	8	400	64	1,391	72
Total	$508,242	$2,079	$3,318,229	$72,284	$3,826,471	$74,363

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $46,378 and $11,560 in 2007, $15,810 and $6,205 in 2006, and $48,012 and $2,598 in 2005, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

Income tax expense related to net securities transactions amounted to $12,198, $3,428, and $15,901 in 2007, 2006, and 2005, respectively.

At December 31, 2007, securities with a value of approximately $1,552,830 were pledged to secure public deposits, short-term borrowings, and for other purposes required by law.

December 31, 2007, 2006, and 2005 ($000's except share data)

8. Loans and Leases

Loans and leases, including loans held for sale at December 31 were:

	2007	2006
Commercial, financial and agricultural	$13,793,951	$12,050,963
Cash flow hedging instruments at fair value	(694)	(2,773)
Commercial, financial and agricultural	13,793,257	12,048,190
Real estate:		
Construction	6,691,716	6,088,206
Residential mortgage	7,105,201	6,328,478
Home equity loans and lines of credit	4,413,205	4,342,362
Commercial mortgage	12,002,162	10,965,607
Total Real Estate	30,212,284	27,724,653
Personal	1,560,573	1,458,628
Lease financing	730,144	703,580
Total loans and leases	$46,296,258	$41,935,051

Included in the real estate loans category are residential mortgage loans held for sale which amounted to $40,253 and $139,301 at December 31, 2007 and 2006, respectively. Auto loans held for sale, which are included in personal loans category, amounted to $83,434 at December 31, 2006. There were no auto loans held for sale at December 31, 2007. Student loans held for sale, which are included in the personal loans category were $91,620 and $77,942 at December 31, 2007 and 2006, respectively.

Commercial loans and commercial mortgages are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Corporation evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. The Corporation's access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial mortgage loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, minimum requirements for initial investment and maintenance of equity by the borrower, borrower net worth, property cash flow and debt service coverage as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation's residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for commercial construction loans and residential construction loans are similar to those described above for commercial mortgages and residential real estate lending.

The Corporation's lending activities are concentrated primarily in the Midwest. Approximately 38% of the portfolio consists of loans granted to customers located in Wisconsin, 17% of the loans are to customers located in Arizona, 11% of the loans are to customers in Minnesota, 7% are to customers located in Missouri and 6% to customers located in Florida. The Corporation's loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2007, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

December 31, 2007, 2006, and 2005 ($000's except share data)

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction loans (residential and commercial). At December 31, 2007, the Corporation did not have loans with below market or so-called teaser interest rates. At December 31, 2007, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease. No residual impairment losses were incurred for the years ended December 31, 2007 and 2006.

An analysis of loans outstanding to directors and officers, including their related interests, by the Corporation and its significant subsidiaries for 2007 is presented in the following table. All of these loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral. The beginning balance has been adjusted to reflect the activity of newly-elected directors and newly-appointed executive officers, and directors and executive officers from the prior year that are no longer affiliated with the Corporation.

Loans to directors and executive officers:	
Balance, beginning of year	$ 146,579
New loans	259,194
Repayments	(232,466)
Balance, end of year	$ 173,307

9. Allowance for Loan and Lease Losses

An analysis of the allowance for loan and lease losses follows:

	2007	2006	2005
Balance, beginning of year	$ 420,610	$363,769	$358,110
Allowance of loans and leases acquired	11,713	45,258	—
Provision charged to expense	319,760	50,551	44,795
Charge-offs	(271,345)	(55,430)	(59,524)
Recoveries	15,453	16,462	20,388
Balance, end of year	$ 496,191	$420,610	$363,769

As of December 31, 2007 and 2006, nonaccrual loans and leases totaled $686,888 and $264,890, respectively.

December 31, 2007, 2006, and 2005 ($000's except share data)

At December 31, 2007 and 2006 the Corporation's recorded investment in impaired loans and leases and the related valuation allowance are as follows:

	2007		2006	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Total impaired loans and leases	$ 911,286		$265,015	
Loans and leases excluded from individual evaluation	(251,789)		(85,157)	
Impaired loans evaluated	$ 659,497		$179,858	
Valuation allowance required	$ 45,823	$15,148	$ 76,557	$24,175
No valuation allowance required	613,674	—	103,301	—
Impaired loans evaluated	$ 659,497	$15,148	$179,858	$24,175

The recorded investment in impaired loans for which no allowance is required is net of applications of cash interest payments and net of previous direct write-downs of $211,874 in 2007 and $34,655 in 2006 against the loan balances outstanding. For purposes of impairment testing, loans greater than an established threshold were individually evaluated for impairment. Loans below those scopes were collectively evaluated as homogeneous pools. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets.

The average recorded investment in total impaired loans and leases for the years ended December 31, 2007 and 2006 amounted to $453,009 and $203,014, respectively.

Interest payments received on impaired loans and leases are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. Interest income recognized on total impaired loans and leases amounted to $42,806 in 2007, $14,099 in 2006 and $8,528 in 2005. The gross income that would have been recognized had such loans and leases been performing in accordance with their original terms would have been $75,164 in 2007, $26,970 in 2006 and $10,954 in 2005.

10. Financial Asset Sales and Variable Interest Entities

The Corporation sold indirect automobile loans to an unconsolidated multi-seller asset-backed commercial paper conduit or basic term facilities, in securitization transactions in accordance with SFAS 140. Servicing responsibilities and subordinated interests were retained. The Corporation receives annual servicing fees based on the loan balances outstanding and rights to future cash flows arising after investors in the securitization trusts have received their contractual return and after certain administrative costs of operating the trusts. The investors and the securitization trusts have no recourse to the Corporation's other assets for failure of debtors to pay when due. The Corporation's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment and interest rate risks on the transferred financial assets. During 2007, the Corporation opted to discontinue, on a recurring basis, the sale and securitization of automobile loans into the secondary market. Automobile loans previously classified as held for sale were reclassified as portfolio loans at the lower of cost or market. The difference between cost and market was insignificant.

During 2007, 2006 and 2005, the Corporation recognized net gains/(losses) of $1,155, ($119) and ($1,957), respectively, on the sale and securitization of automobile loans. Net trading gains/(losses) associated with related interest swaps amounted to ($60), $31 and ($1,078) in 2007, 2006, and 2005, respectively.

Net gains/(losses) associated with the retained interests, held in the form of interest-only strips amounted to ($1,940) in 2007, $866 in 2006 and $1,009 in 2005 and are included in Net Investment Securities Gains in the Consolidated Statements of Income. During 2007 and 2006, the Corporation realized $1,001 and $4,021 in gains that were offset by impairment losses of $2,941 and $3,155, respectively. There were no impairment losses in 2005. The gains realized in 2007 and 2006 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairments in 2007 and 2006 were the result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary.

The values of retained interests are based on cash flow models, which incorporate key assumptions. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations of automobile loans completed during the year were as follows (rate per annum):

	2007	2006
Prepayment speed (CPR)	15-41%	15-42%
Weighted average life (in months)	22.7	20.9
Expected credit losses (based on original balance)	0.50-1.53%	0.36-1.32%
Residual cash flow discount rate (annual)	12.0%	12.0%
Variable returns to transferees	Forward one month LIBOR yield curve	

For 2007, the prepayment speed and expected credit loss estimates are based on historical prepayment rates, credit losses on similar assets and consider current environmental factors. The prepayment speed curve ramps to its maximum near the end of the fourth year. The expected credit losses are based in part on whether the loan is on a new or used vehicle. Estimates of net credit losses reach their peak levels at various points during year five. The expected credit losses presented are based on the original loan balances of the loans securitized. The Corporation has not changed any aspect of its overall approach to determining the key economic assumptions. However, on an ongoing basis the Corporation continues to refine the assumptions used in measuring retained interests.

Retained interests and other assets consisted of the following at December 31:

	2007	2006
Interest-only strips	$ 9,030	$14,898
Cash collateral accounts	18,784	19,217
Servicing advances	132	208
Total retained interests	$27,946	$34,323

At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows ($ in millions):

		Adverse Change in Assumptions	
		10%	20%
Weighted average life of collateral (in months)	16.0		
Prepayment speed (CPR)	16-42%	$0.7	$1.3
Expected credit losses (based on original balance)	0.35-1.66%	0.7	1.4
Residual cash flows discount rate (annual)	12.0%	0.1	0.2

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent adverse variation in assumptions generally can not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Realistically, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Actual and projected net credit losses represented 1.32% of total automobile loans that have been securitized at December 31, 2007, based on original balances at the time of the initial securitization.

December 31, 2007, 2006, and 2005 ($000's except share data)

The following table summarizes certain cash flows received from and paid to the securitization entities for the years ended December 31:

	2007	2006
Proceeds from new securitizations	$168,812	$526,236
Servicing fees received	4,897	6,105
Net charge-offs	(7,629)	(4,871)
Cash collateral account transfers, net	433	4,167
Other cash flows received on retained interests, net	9,362	11,393

At December 31, 2007 securitized automobile loans and other automobile loans managed together with them along with delinquency and credit loss information consisted of the following:

	Securitized	Portfolio	Total Managed
Loan balances	$612,609	$316,910	$929,519
Principal amounts of loans 60 days or more past due	3,829	771	4,600
Net credit losses	7,672	784	8,456

From time to time, the Corporation also purchased and immediately sold certain debt securities classified as available for sale that are highly rated to a QSPE whose activities were limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days that was used to finance the purchase of the debt securities. In order to be sold, the debt securities were required to meet predetermined eligibility requirements that are primarily based on their credit rating.

The Corporation provided liquidity back-up in the form of liquidity purchase agreements. In addition, a subsidiary of the Corporation entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interests and the debt securities.

During 2007, the QSPE experienced difficulty finding investors for its commercial paper. The lack of investor demand was consistent with what many smaller issuers of commercial paper in the asset backed commercial paper market had been experiencing and appeared to be happening regardless of the underlying assets that served as collateral for the related commercial paper outstanding. On October 31, 2007, the Corporation acquired for cash the $406.1 million of highly rated debt securities that served as collateral for the QSPE's commercial paper outstanding in accordance with the liquidity purchase agreements and the QSPE was liquidated. At the time the Corporation acquired the outstanding debt securities that served as collateral for commercial paper, the difference between market value and the carrying amount was insignificant.

Highly rated investment securities in the amount of $358.9 million were outstanding at December 31, 2006 in the QSPE to support the outstanding commercial paper.

The Corporation also holds other variable interests in variable interest entities.

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to meet the credit needs of the local communities it serves. The Corporation regularly invests in or lends to entities that: own residential facilities that provide housing for low-to-moderate income families (affordable housing projects); own commercial properties that are involved in historical preservations (rehabilitation projects); or provide funds for qualified low income community investments. These projects are generally located within the geographic markets served by the Corporation's banking segment. The Corporation's involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. At December 31, 2007, the aggregate carrying value of investments in the form of subordinated debt amounted to $3.9 million and represented an involvement in nine unrelated entities.

December 31, 2007, 2006, and 2005 ($000's except share data)

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation's allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years, a rehabilitation project for five years, or a qualified low income community investment for seven years in order to avoid recapture of the income tax credit which generally defines the time the Corporation will be involved in a project.

The Corporation's maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that are not completed. At December 31, 2007, the aggregate carrying value of the subordinated debt and equity investments was $33,395 and the amount of unfunded commitments outstanding was $26,349.

11. Premises and Equipment

The composition of premises and equipment at December 31 was:

	2007	2006
Land	$121,483	$107,556
Building and leasehold improvements	508,090	473,556
Furniture and equipment	289,959	282,448
	919,532	863,560
Less: Accumulated depreciation	449,653	427,144
Total premises and equipment, net	$469,879	$436,416

Depreciation expense from continuing operations was $43,117 in 2007, $42,408 in 2006, and $36,028 in 2005.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $29,172 in 2007, $23,751 in 2006, and $18,414 in 2005.

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2008 through 2012 are $26,994, $26,415, $23,874, $19,926, and $18,109, respectively.

12. Goodwill and Other Intangibles

SFAS 142, ***Goodwill and Other Intangible Assets*** adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in SFAS 131 or one level below an operating segment.

SFAS 142 provides specific guidance for testing goodwill and intangible assets that are not amortized for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a Reporting Unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Intangible assets that are not amortized are also tested annually.

The Corporation has elected to perform its annual test for goodwill impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2007 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit.

In conjunction with the Separation, the Corporation reorganized its operating segments and accordingly, updated its test for goodwill impairment and concluded that there continues to be no impairment with respect to goodwill at any reporting unit as of November 30, 2007.

December 31, 2007, 2006, and 2005 ($000's except share data)

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2007 and 2006 are as follows:

	Banking	Others	Total
Goodwill balance as of December 31, 2005	$ 809,376	$ 7,804	$ 817,180
Goodwill acquired during the period	615,942	21,251	637,193
Purchase accounting adjustments	(121)	1	(120)
Goodwill balance as of December 31, 2006	1,425,197	29,056	1,454,253
Goodwill acquired during the period	228,076	16,747	244,823
Purchase accounting adjustments	(14,362)	231	(14,131)
Goodwill balance as of December 31, 2007	$1,638,911	$46,034	$1,684,945

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, and the reduction of goodwill allocated to sale transactions. For the year ended December 31, 2007, purchase accounting adjustments for Banking represent adjustments related to the initial goodwill recorded for Gold Banc and Trustcorp, a reduction in goodwill allocated to the divestiture of the Tulsa, Oklahoma branches, and reduction in goodwill related to the divestiture of an insignificant business line. Purchase accounting adjustments for the Others segment includes adjustments to the initial goodwill for the trust reporting unit of Gold Banc. For the year ended December 31, 2006, purchase accounting adjustments for the Banking segment represent a reduction in goodwill allocated to a branch divestiture.

In conjunction with the Separation, the Corporation reorganized its operating segments. The carrying amount of goodwill allocated to these segments are as follows:

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Goodwill balance as of December 31, 2007	$922,264	$560,332	$114,572	$87,777	$1,684,945

The Corporation's other intangible assets consisted of the following at December 31, 2007:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortiza-tion Period (Yrs)
Other intangible assets:				
Core deposit intangible	$220,674	$113,607	$107,067	6.2
Trust customers	11,479	2,924	8,555	6.9
Tradename	1,360	189	1,171	5.0
Other intangibles	4,156	412	3,744	7.0
	$237,669	$117,132	$120,537	6.2
Mortgage loan servicing rights			$ 2,479	

December 31, 2007, 2006, and 2005 ($000's except share data)

The Corporation's other intangible assets consisted of the following at December 31, 2006:

	Gross Carrying Value	Accumulated Amortiza-tion	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:				
Core deposit intangible	$207,805	$96,002	$111,803	6.1
Trust customers	6,750	1,930	4,820	8.0
	$214,555	$97,932	$116,623	6.2
Mortgage loan servicing rights			$ 2,057	

Amortization expense of other acquired intangible assets amounted to $19,199, $17,178 and $11,404 in 2007, 2006 and 2005, respectively. Amortization of mortgage servicing rights was $1,352, $1,465 and $1,650 in 2007, 2006 and 2005, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2008	$18,277
2009	15,651
2010	13,155
2011	11,292
2012	9,611

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

At December 31, 2007 and 2006, none of the Corporation's other intangible assets were determined to have indefinite lives.

13. Deposits

The composition of deposits at December 31 was:

	2007	2006
Noninterest bearing demand	$ 6,174,281	$ 6,143,744
Savings and NOW	13,903,479	12,081,260
CDs $100,000 and over	8,075,691	8,001,500
Cash flow hedge—Institutional CDs	18,027	(970)
Total CDs $100,000 and over	8,093,718	8,000,530
Other time deposits	4,412,933	4,821,233
Foreign deposits	2,606,943	3,580,005
Total deposits	$35,191,354	$34,626,772

At December 31, 2007 and 2006, brokered deposits amounted to $6,072 million and $5,411 million, respectively.

December 31, 2007, 2006, and 2005 ($000's except share data)

At December 31, 2007, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2008	$11,811,270
2009	805,009
2010	370,644
2011	272,252
2012 and thereafter	1,836,392
Total	$15,095,567

14. Short-term Borrowings

Short-term borrowings at December 31 were:

	2007	2006
Federal funds purchased and security repurchase agreements	$2,262,355	$2,838,618
Cash flow hedge—Federal funds	—	138
Federal funds purchased and security repurchase agreements	2,262,355	2,838,756
U.S. Treasury demand notes	98,113	36,721
U.S. Treasury demand notes—term	2,150,000	—
Bank notes	1,227,659	—
Commercial paper	798,986	521,549
Federal Home Loan Bank (FHLB) notes payable	260,000	200,000
Other	13,897	11,956
Subtotal	6,811,010	3,608,982
Current maturities of long-term borrowings	1,665,372	2,815,753
Total short-term borrowings	$8,476,382	$6,424,735

U.S. Treasury demand notes—term represent a term note issued by the U.S. Treasury for treasury, tax and loan. The term of this note was five days.

During 2007, holders of approximately $1.2 billion of the Corporation's senior bank notes—Extendible Monthly Securities elected not to extend. As a result, the notes are due between August 2008 and October 2008 and, accordingly were reclassified from long-term borrowings to short-term borrowings. This reclassification is considered a non-cash transaction for purposes of the Consolidated Statements of Cash Flows.

The Corporation issues commercial paper in order to meet short-term funding needs. Maturities of commercial paper range from 1 day to 270 days. At December 31, 2007, commercial paper in the amount of $244,739 represented obligations of M&I LLC that existed prior to the Separation. As of November 1, 2007, the commercial paper program for M&I LLC was closed and a new commercial paper program was established for the Corporation.

At December 31, 2007, the FHLB short-term notes payable with an interest rate of 4.21%, matured on January 2, 2008. The Corporation was required to pledge mortgage related assets as collateral to the FHLB to secure the borrowing.

December 31, 2007, 2006, and 2005 ($000's except share data)

15. Long-term Borrowings

Long-term borrowings at December 31 were:

	2007	2006
M&I LLC:		
Medium-term notes Series E, F and MiNotes	$ 451,509	$ 468,118
4.375% senior notes	599,080	598,532
5.626% senior notes	398,162	—
3.90% junior subordinated debt securities	—	397,052
7.65% junior subordinated deferrable interest debentures	—	199,355
5.80% junior subordinated debt securities	15,583	15,270
Floating rate junior subordinated debt securities	30,475	30,831
6.00% junior subordinated deferrable interest debentures	37,767	37,651
10.60% junior subordinated deferrable interest debentures	16,394	16,901
Floating rate junior subordinated deferrable interest debentures	10,000	—
Floating rate junior subordinated deferrable interest debentures	5,000	—
Floating rate subordinated notes	33,612	34,515
Subsidiaries:		
Borrowings from Federal Home Loan Bank (FHLB):		
Floating rate advances	800,000	1,410,000
Cash flow hedge	38,331	(6,235)
Floating rate advances	838,331	1,403,765
Fixed rate advances	1,780,639	1,022,225
Senior bank notes:		
Floating rate bank notes	1,749,316	1,623,913
Cash flow hedge	13,034	2,262
Floating rate bank notes	1,762,350	1,626,175
Fixed rate bank notes	1,923,377	2,110,444
Senior bank notes—Amortizing bank notes	72,692	109,006
Senior bank notes—Extendible Monthly Securities	21,993	499,813
Senior bank notes—Puttable Reset Securities	—	1,000,126
Subordinated bank notes:		
Floating rate subordinated bank notes	600,000	—
Fixed rate subordinated bank notes	1,275,497	1,270,375
Nonrecourse notes	265	1,620
Other	52	134
Total long-term borrowing including current maturities	9,872,778	10,841,908
Less current maturities	(1,665,372)	(2,815,753)
Total long-term borrowings	$ 8,207,406	$ 8,026,155

As a result of the Separation on November 1, 2007, Marshall & Ilsley Corporation (Accounting Predecessor to New Marshall & Ilsley Corporation) became M&I LLC and all amounts remaining under existing shelf registration statements were deregistered. There will be no further issuances of debt by M&I LLC.

At December 31, 2007, Series E notes outstanding amounted to $80,000 with fixed rates of 4.50% to 5.02%. Series E notes outstanding mature at various times and amounts through 2023. The MiNotes, issued in minimum denominations of one thousand dollars or integral multiples of one thousand dollars, may have maturities ranging from nine months to 30 years and may be at fixed or floating rates. At December 31, 2007, MiNotes outstanding amounted

December 31, 2007, 2006, and 2005 ($000's except share data)

to $125,896 with fixed rates of 3.25% to 6.00%. MiNotes outstanding mature at various times through 2030. At December 31, 2007, Series F notes outstanding amounted to $250,000 with a fixed rate of 5.35%. The Series F notes mature in 2011.

During 2004, the Corporation issued $600 million of 4.375% senior notes. Interest is paid semi-annually and the notes mature on August 1, 2009.

During 2007, the Corporation remarketed the 3.90% STACKS[SM] of M&I Capital Trust B that were originally issued in 2004 as components of the Corporation's 6.50% Common SPACES[SM]. In connection with the remarketing, the annual interest rate on the remarketed STACKS was reset at 5.626%, M&I Capital Trust B was liquidated and $400 million of 5.626% senior notes that mature on August 17, 2009 were issued by the Corporation in exchange for the outstanding STACKS. Each Common SPACES also included a stock purchase contract requiring the holder to purchase, in accordance with a settlement rate formula, shares of the Corporation's common stock. The Corporation issued 9,226,951 shares of its common stock in settlement of the stock purchase contracts in exchange for $400.0 million in cash.

In December 1996, the Corporation formed M&I Capital Trust A, which issued $200 million in liquidation or principal amount of cumulative preferred capital securities. Holders of the capital securities were entitled to receive cumulative cash distributions at an annual rate of 7.65% payable semiannually. During 2007, the Corporation's 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% cumulative preferred capital securities were called and M&I Capital Trust A was liquidated. The loss of $9.5 million associated with the call is included in Losses on Termination of Debt in the Corporation's Consolidated Statements of Income for the year ended December 31, 2007.

In conjunction with the acquisitions of Excel, Gold Banc and Trustcorp, M&I LLC acquired all of the common interests in six trusts that issued cumulative preferred capital securities that are supported by junior subordinated deferrable interest debentures. These trusts are 100% owned unconsolidated finance subsidiaries of the Corporation. M&I LLC has fully and unconditionally guaranteed the securities that the trusts have issued. The junior subordinated deferrable interest debentures qualify as "Tier 1" capital for regulatory capital purposes.

Gold Banc Trust III was formed in March 2004, and issued $16,000 of trust-preferred securities to institutional investors. Gold Banc Trust III used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc's $495 capital investment in the trust, to purchase $16,495 of junior subordinated debt securities issued by Gold Banc. The debentures mature on April 23, 2034, and may be redeemed, at the option of the Corporation after April 23, 2009. The interest rate of the debentures is fixed at 5.80% for a five-year period through April 23, 2009. Thereafter, interest is at a floating rate equal to the three-month London Inter-Bank Offered Rate ("LIBOR") plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Trust IV was formed in March 2004, and issued $30,000 of trust-preferred securities to institutional investors. Gold Banc Trust IV used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc's $928 capital investment in the trust, to purchase $30,928 of floating rate junior subordinated debt securities issued by Gold Banc. The debentures mature on April 7, 2034 and may be redeemed, at the option of the Corporation after April 7, 2009. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Capital Trust V was formed in November 2004, and issued $38,000 of trust-preferred securities to institutional investors. Gold Banc Capital Trust V used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc's $1,176 capital investment in the trust, to purchase $39,176 of junior subordinated deferrable interest debentures issued by Gold Banc. The debentures mature on December 15, 2034, and may be redeemed, at the

December 31, 2007, 2006, and 2005 ($000's except share data)

option of the Corporation after December 15, 2009. The interest rate of the debentures is fixed at 6.00% for a five-year period through December 15, 2009. Thereafter, interest is at a floating rate equal to three-month LIBOR plus 2.10%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Trustcorp Statutory Trust I was formed in August 2000, and issued $15,000 of 10.60% Cumulative Preferred Trust Securities. Trustcorp Statutory Trust I used the proceeds from the issuance of the cumulative preferred trust securities, as well as Trustcorp's $464 capital investment in the trust, to purchase $15,464 of junior subordinated deferrable interest debentures issued by Trustcorp. The debentures mature on September 7, 2030. Interest is payable semi-annually. The dividend rate on the cumulative preferred trust securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

EBC Statutory Trust I was formed for the purpose of issuing $10,000 of Trust I Preferred Securities to third-party investors and investing the proceeds from the sale of the Trust I Preferred Securities, as well as Excel's $310 capital investment in the trust to purchase $10,310 of floating rate junior subordinated deferrable debentures issued by Excel. The debentures mature on December 18, 2031, or upon earlier redemption as provided in the indenture. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 3.60%, adjustable quarterly.

EBC Statutory Trust II was formed for the purpose of issuing $5,000 of Trust II Preferred Securities to third-party investors and investing the proceeds from the sale of the Trust II Preferred Securities, as well as Excel's $155 capital investment in the trust to purchase $5,155 of floating rate junior subordinated deferrable debentures issued by Excel. The debentures mature on March 26, 2032, or upon earlier redemption as provided in the indenture. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 3.60%, adjustable quarterly.

The Corporation's floating rate subordinated-debt securities mature November 2011 and pay interest semiannually at a variable rate, based upon six-month LIBOR plus 3.75%.

On November 6, 2007, New Marshall & Ilsley Corporation filed a shelf registration statement pursuant to which the Corporation is authorized to raise up to $1.9 billion through sales of corporate debt and/or equity securities with a relatively short lead time. There were no issuances under this registration statement in 2007.

Fixed rate FHLB advances have interest rates, which range from 3.30% to 8.47% and mature at various times in 2008 through 2017. At December 31, 2007, floating rate FHLB advances outstanding mature at various times between 2011 and 2013. The interest rate is reset monthly based on one-month LIBOR.

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 85% (70% for multi-family) of the book value of this collateral. In addition, a portion of these advances are collateralized by all FHLB stock.

The floating rate senior bank notes have interest rates based on one-month or three-month LIBOR with a spread that ranges from a minus 0.03% to a plus 0.30%. Interest payments are either monthly or quarterly. The floating rate senior bank notes outstanding mature at various times and amounts from 2008 to 2011.

The fixed rate senior bank notes have interest rates, which range from 2.90% to 5.52% and pay interest semi-annually. The fixed rate senior bank notes outstanding mature at various times and amounts from 2008 through 2017.

The senior bank notes—Amortizing have a maturity date of August 18, 2009. The senior bank notes pay interest semi-annually at a fixed semi-annual coupon interest rate of 2.90%. In addition, principal in the amount of $18,182 is paid every coupon payment period beginning on August 18, 2004 and ending on August 18, 2009.

The senior bank notes—Extendible Monthly Securities had an initial stated maturity date of December 15, 2006. The noteholders may elect to extend the maturity date through 2011. The interest rate is floating based upon LIBOR plus a contractually specified spread and reset monthly. The applicable spread to LIBOR is initially minus 0.02%,

December 31, 2007, 2006, and 2005 ($000's except share data)

0.00% in year two, and for the remaining term is LIBOR plus, 0.01% in year three, 0.03% in years four and five and 0.04% to maturity in 2011.

The Puttable Reset Securities ("PURS"), senior bank notes issued by M&I Bank, with an original maturity date of December 15, 2016, had the provision in certain circumstances, to be put back to the issuing bank at par prior to final maturity. The notes were also subject to the exercise of a call option by a certain broker-dealer. Beginning December 15, 2003 and each December 15 thereafter until and including December 15, 2015, the broker-dealer had the right to purchase all of the outstanding notes from the noteholders at a price equal to 100% of the principal amount of the notes and then remarket the notes. However, if the broker-dealer did not purchase the notes on the aforementioned date(s), each holder of outstanding notes would have been deemed to have put all of the holder's notes to the issuing bank at a price equal to 100% of the principal amount of the notes and the notes would be completely retired. In December 2007, the Corporation purchased the right to remarket the PURS and retired the outstanding notes. The Corporation realized a loss of $74.2 million, which is included in Losses on Termination of Debt in the Corporation's Consolidated Statements of Income for the year ended December 31, 2007.

During 2007, M&I Bank issued $600 million of floating rate subordinated bank notes. The notes mature on December 4, 2012 and have an interest rate based on the three-month LIBOR plus 0.27%, adjustable quarterly. Interest is payable quarterly. The floating rate subordinated bank notes are callable by the issuer in March 2008 and June 2008. At December 31, 2007, 80% of the floating rate subordinated bank notes qualified as "Tier 2" or supplementary capital for regulatory capital purposes.

The fixed rate subordinated bank notes have interest rates that range from 4.85% to 7.88% and mature at various times in 2010 through 2020. Interest is paid semi-annually. In conjunction with the 2007 acquisition of Excel, M&I Bank assumed $5.0 million of fixed rate subordinated bank notes due June 28, 2020 bearing an interest rate of 5.87%. These notes qualify as "Tier 2" or supplementary capital for regulatory capital purposes.

The nonrecourse notes are reported net of prepaid interest and represent borrowings by the commercial leasing subsidiary from banks and other financial institutions. These notes have a weighted average interest rate of 5.55% at December 31, 2007 and are due in installments over varying periods through 2009. Lease financing receivables at least equal to the amount of the notes are pledged as collateral.

Scheduled maturities of long-term borrowings are $1,897,096, $1,324,078, $1,869,998 and $1,444,807 for 2009 through 2012, respectively.

16. Shareholders' Equity

The Corporation has 5,000,000 shares of preferred stock authorized, with a par value of $1.00 per share. At December 31, 2007 and 2006 there were no shares of preferred stock outstanding.

During 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM]. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consisted of (i) a stock purchase contract under which the investor agreed to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM], with each share having an initial liquidation amount of $1,000. The stock purchase date was August 15, 2007. Holders of the STACKS were entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation was required to make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

During 2007, the Corporation remarketed the 3.90% STACKS[SM] of M&I Capital Trust B that were originally issued in 2004 as components of the Corporation's 6.50% Common SPACES[SM]. In connection with the remarketing, the annual interest rate on the remarketed STACKS was reset at 5.626%, M&I Capital Trust B was liquidated and $400 million of 5.626% senior notes that mature on August 17, 2009 were issued by the Corporation in exchange for the

December 31, 2007, 2006, and 2005 ($000's except share data)

outstanding STACKS. Each Common SPACES also included a stock purchase contract requiring the holder to purchase, in accordance with a settlement rate formula, shares of the Corporation's common stock. Proceeds of the remarketing, after deducting the remarketing fee payable to the remarketing agents, was used to satisfy the obligations of holders of the Common SPACES to purchase the Corporation's common stock under the stock purchase contract. On August 15, 2007, upon settlement of each stock purchase contract, the Corporation delivered 0.5767 shares of common stock for each SPACES unit, or 9,226,951 shares in total. No fractional shares were issued upon settlement of the stock purchase contracts.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and from time-to-time issues treasury stock to fund a portion of its retirement plan obligations. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock and mature shares tendered for stock option exercises in lieu of cash. Under its approved share repurchase program, the Corporation is currently authorized to repurchase up to 12 million shares of its common stock per year. During 2007, the Corporation completed three accelerated repurchase transactions as well as open market repurchase transactions under its approved share repurchase program. In the aggregate, the Corporation acquired 10,765,889 shares of its common stock in these transactions. Total consideration in these transactions amounted to $437.1 million and consisted of cash of $434.5 million and common treasury stock valued at $2.6 million. In conjunction with the initial accelerated repurchase transaction executed in 2007, the Corporation used 54,035 shares of its treasury common stock to share-settle the final settlement obligation. The Corporation repurchased 1.0 million shares with an aggregate cost of $41.8 million in 2006. There were no shares repurchased in accordance with the approved plan during 2005.

During 2005, the Corporation was party to an equity distribution agreement that is described in the Prospectus Supplement dated October 17, 2005. Under the equity distribution agreement, the Corporation could offer and sell up to 3.5 million shares of its common stock from time to time through certain designated sales agents. No sales occurred during the fiscal years ended December 31, 2007 and 2006. During 2005, the Corporation issued 155,000 shares of its common stock. The net proceeds from the sale amounted to $6,651. As a result of the Separation, no further sales may occur under this agreement.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2007 and 2006, 837,350 and 607,973 shares of M&I common stock, respectively, were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets and amounted to $18,906 at December 31, 2007 and $17,241 at December 31, 2006.

During 2003, the Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock, which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2007 and 2006, 686,974 and 540,498 shares of M&I common stock, respectively, were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets and amounted to $26,453 at December 31, 2007 and $23,369 at December 31, 2006.

In conjunction with previous acquisitions, the Corporation assumed certain deferred compensation and nonqualified retirement plans for former directors and executive officers of acquired companies. During 2007, the final distribution of shares remaining in the plan was made. At December 31, 2006, 30,657 common shares of M&I stock were maintained in a grantor trust with such shares to be distributed to plan participants in accordance with the provisions of the plans. The aggregate cost of such shares of $689 at December 31, 2006 is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as "Tier 1" capital. The Federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% "Tier 1" capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

At December 31, 2007 and 2006, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's category.

To be well capitalized under the regulatory framework, the "Tier 1" capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation's risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios			
	As of December 31, 2007		As of December 31, 2006	
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$ 5,448.4	10.22%	$ 3,873.0	7.88%
Tier 1 capital adequacy minimum requirement	2,133.0	4.00	1,965.1	4.00
Excess	$ 3,315.4	6.22%	$ 1,907.9	3.88%
Total capital	$ 7,505.0	14.07%	$ 5,489.5	11.17%
Total capital adequacy minimum requirement	4,266.0	8.00	3,930.2	8.00
Excess	$ 3,239.0	6.07%	$ 1,559.3	3.17%
Risk-adjusted assets	$53,324.8		$49,128.1	

	Leverage Ratio			
	As of December 31, 2007		As of December 31, 2006	
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$ 5,448.4	9.46%	$ 3,873.0	7.38%
Minimum leverage adequacy requirement	1,728.4–2,880.6	3.00–5.00	1,575.2–2,625.4	3.00–5.00
Excess	$3,720.0–2,567.8	6.46–4.46%	$2,297.8–1,247.6	4.38–2.38%
Adjusted average total assets	$ 57,612.9		$ 52,508.3	

The Corporation's risk-based capital and leverage ratios as of December 31, 2006 have not been adjusted for discontinued operations.

All of the Corporation's banking subsidiaries' risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and have been deemed well capitalized as of December 31, 2007 and 2006. The following table presents the risk-based capital ratios for the Corporation's lead banking subsidiary:

	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank			
December 31, 2007	7.88%	12.01%	7.43%
December 31, 2006	7.37	10.89	6.91

At December 31, 2007 and 2006 the estimated deferred tax liabilities that reduced the carrying value of acquired intangibles used in determining Tier 1 capital amounted to $44,563 and $155,183, respectively.

December 31, 2007, 2006, and 2005 ($000's except share data)

Banking subsidiaries are restricted by banking regulations from making dividend distributions above prescribed amounts and are limited in making loans and advances to the Corporation. At December 31, 2007, the retained earnings of subsidiaries available for distribution as dividends without regulatory approval, while maintaining well capitalized risk-based capital and leverage ratios, was approximately $1,098.7 million.

17. Income Taxes

Effective January 1, 2007, the Corporation adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), ***Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109***, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, ***Accounting for Income Taxes***. FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Corporation, along with its subsidiaries, files income tax returns in the U.S. and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

As of December 31, 2007 and the date of adoption, the total amount of gross unrecognized tax benefits was $76.7 million and $76.2 million, respectively, of which $60.1 million and $60.2 million, respectively, relate to benefits that, if recognized, would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$76,172
Additions based on tax positions related to the current year	7,606
Additions for tax positions of prior years	594
Reductions for tax positions of prior years	(780)
Reductions for lapse of statute of limitations	(3,867)
Settlements	(3,028)
Balance as of December 31, 2007	$76,697

The Corporation anticipates it is reasonably possible within twelve months of December 31, 2007, that unrecognized tax benefits of up to approximately $40 million could be realized. The realization would principally result from settlements with taxing authorities as it relates to the tax benefits associated with a 2002 stock issuance and/or how the TEFRA disallowance, as it pertains to tax exempt interest income, should be calculated within a consolidated group.

Upon adoption of FIN 48, the Corporation changed its policy to include interest and penalties related to income tax liabilities in income tax expense. Prior to adoption of FIN 48, the Corporation recorded interest and penalties related to income tax liabilities to other expense, a component of Income Before Income Taxes. The total amount of net interest expense included in the income statement as it pertains to the unrecognized tax benefits for 2007 is $0.5 million. This amount is net of interest income received from settlements and reversal of interest expense on lapsing of the statute of limitations and decreases of prior year's positions. Included in the total liability for unrecognized tax benefits as of year end and the date of adoption is $6.8 million and $6.3 million, respectively, of interest. The Corporation has not accrued any penalties for any unrecognized tax benefits.

December 31, 2007, 2006, and 2005 ($000's except share data)

Total income tax expense for the years ended December 31, 2007, 2006, and 2005 was allocated as follows:

	2007	2006	2005
Income from continuing operations before income taxes	$213,641	$307,435	$278,124
Shareholders' Equity:			
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(4,251)	(11,430)	(8,882)
Unrealized gains (losses) on accumulated other comprehensive income	(19,262)	11,102	(33,133)
	$190,128	$307,107	$236,109

The current and deferred portions of the provision for income taxes of continuing operations were:

	2007	2006	2005
Current:			
Federal	$224,580	$254,776	$271,159
State	10,879	13,995	21,443
Total current	235,459	268,771	292,602
Deferred:			
Federal	(22,163)	34,925	(14,542)
State	345	3,739	64
Total deferred	(21,818)	38,664	(14,478)
Total provision for income taxes—continuing operations	$213,641	$307,435	$278,124

The following is a reconciliation between the amount of the provision for income taxes of continuing operations and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2007	2006	2005
Tax computed at statutory rates	$248,703	$334,302	$302,674
Increase (decrease) in taxes resulting from:			
Federal tax-exempt income	(18,157)	(19,343)	(21,498)
State income taxes, net of Federal tax benefit	7,296	11,527	13,586
Bank owned life insurance	(13,211)	(10,197)	(9,478)
Federal tax credits	(10,166)	(8,801)	(2,701)
Other	(824)	(53)	(4,459)
Total provision for income taxes—continuing operations	$213,641	$307,435	$278,124

December 31, 2007, 2006, and 2005 ($000's except share data)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2007	2006
Deferred tax assets:		
Deferred compensation	$ 61,926	$ 63,762
Share-based compensation	73,533	65,839
Allowance for loan and lease losses	201,972	170,871
Accrued postretirement benefits	16,029	18,558
Accrued expenses	38,441	20,945
Net Operating Loss Carryforwards (NOLs)	43,995	41,244
Accumulated other comprehensive income	28,744	9,482
Other	65,466	67,742
Total deferred tax assets before valuation allowance	530,106	458,443
Valuation allowance	(80,167)	(73,620)
Net deferred tax assets	449,939	384,823
Deferred tax liabilities:		
Lease revenue reporting	127,527	123,701
REIT dividends	43,521	26,253
Premises and equipment, principally due to depreciation	18,453	16,110
Deductible goodwill	10,950	7,847
Purchase accounting adjustments	33,621	27,519
Other	29,420	32,853
Total deferred tax liabilities	263,492	234,283
Net deferred tax asset	$186,447	$150,540

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2022. At December 31, 2007, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

In 2006, the Corporation was awarded a $75 million allocation of tax credit authority under the Community Development Financial Institutions Fund. Under the program, the Corporation invested $75 million in a wholly-owned subsidiary, which will make qualifying loans and investments. In return, the Corporation will receive federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. The Corporation recognizes these tax credits for financial reporting purposes in the same year the tax benefit is recognized in the Corporation's tax return. The investment resulted in a tax credit that reduced income tax expense by $3,750 in 2007 and 2006, respectively.

18. Stock Option, Restricted Stock and Employee Stock Purchase Plans

The Corporation has equity incentive plans (collectively, the "Equity Incentive Plans") which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant. The Equity Incentive Plans generally provide for the grant of options to purchase shares of the Corporation's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of the Corporation vest immediately and stock options granted after 1996 provide immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

In connection with the Separation, the Corporation and Metavante entered into an Employee Matters Agreement to allocate between them the assets, liabilities, and responsibilities with respect to certain employee compensation, benefit plans and programs, and certain employment matters with respect to their employees (the "Employee Matters Agreement"). On November 1, 2007, in connection with the Separation, the Marshall & Ilsley stock options awarded to Metavante employees and outstanding at November 1, 2007 were converted to Metavante stock options in accordance with the formula prescribed in the Employee Matters Agreement. Upon the conversion, the outstanding Marshall & Ilsley stock options awarded to Metavante employees were cancelled and are available for future awards to employees of the Corporation. Marshall & Ilsley stock options awarded to Marshall & Ilsley employees and outstanding at November 1, 2007 were converted to stock options of the New Marshall & Ilsley in accordance with the formula prescribed in the Employee Matters Agreement. The conversion formula was intended to retain, following the Separation, the aggregate spread and the ratio of exercise price to the share value on the options as the option holders had immediately prior to the Separation, thereby maintaining the intrinsic value of the options. Such options were subject to the same terms and conditions (including vesting) as the corresponding Marshall & Ilsley option to which it related. The Corporation determined that no incremental stock compensation expense was recognized as a result of the conversion because the fair value of the outstanding option awards immediately after the Separation was less than the fair value of the option awards immediately before the Separation.

The Corporation also has a long-term incentive plan. Under this plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive a cash award equal to the Corporation's average common stock price over the last five days of the vesting period multiplied by some percent (0%-275%) of the initial performance units credited plus those additional units credited as dividends based on the established performance criteria. The vesting period is three years from the date the performance units were awarded.

The Corporation also has a qualified employee stock purchase plan (the "ESPP") which gives employees who elect to participate in the plan the right to acquire shares of the Corporation's common stock at a purchase price which is 85 percent of the fair market value of the Corporation's common stock on the last day of each three month period within the one–year offering period which extends from July 1 to June 30. Prior to July 1, 2006, the ESPP gave employees, who elected to participate in the plan, the right to acquire shares of the Corporation's common stock at the purchase price, which was 85 percent of the lesser of the fair market value of the Corporation's common stock on the first or last day of the one–year offering period ("look–back feature"). Effective July 1, 2006, the ESPP plan was amended to eliminate the look–back feature. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period.

In conjunction with the Separation, Metavante employees that had elected to participate in the ESPP were refunded their accumulated cash balances in accordance with the Employee Matters Agreement.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option–pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk–free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

December 31, 2007, 2006, and 2005 ($000's except share data)

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted -Average Exercise Price
Shares under option at December 31, 2004	22,878,097	$10.13–44.20	$30.70
Options granted	3,911,980	40.49–47.02	42.81
Options lapsed or surrendered	(284,399)	22.80–42.82	36.76
Options exercised	(1,850,361)	10.13–41.95	23.49
Shares under option at December 31, 2005	24,655,317	$15.94–47.02	$33.09
Options granted	4,215,841	41.30–48.54	47.58
Vested options exchanged in acquisition	532,133	5.71–43.67	12.99
Options lapsed or surrendered	(376,724)	26.14–48.07	42.30
Options exercised	(2,702,031)	5.71–44.95	25.25
Shares under option at December 31, 2006	26,324,536	$ 5.71–48.54	$35.68
Options granted	4,190,533	41.21–49.20	42.43
Vested options exchanged in acquisition	649,767	0.00–0.00	17.37
Options lapsed or surrendered	(310,564)	16.77–48.07	44.88
Options exercised	(3,345,900)	5.71–45.74	26.82
Shares under option at October 31, 2007	27,508,372	$ 8.56–49.20	$37.25
Option conversion due to the Separation	9,247,773	6.41–36.82	27.88
Options lapsed or surrendered in connection with the Separation	(5,108,249)	17.06–35.98	29.69
Options granted	15,775	26.48–31.47	29.45
Options lapsed or surrendered	(334,058)	15.53–35.98	23.17
Options exercised	(379,458)	11.99–26.04	22.37
Shares under option at December 31, 2007	30,950,155	$ 6.41–36.82	$27.70

The range of options outstanding at December 31, 2007 were:

	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Aggregate intrinsic Value		Weighted-Average Remaining Contractual Life (In Years)	
Price Range	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
$ 6.41-20.99	3,581,731	3,581,731	$17.08	$17.08	$ 9.40	$ 9.40	2.6	2.6
21.00-23.49	5,152,916	5,152,916	22.06	22.06	4.42	4.42	3.8	3.8
23.50-25.99	2,721,760	2,721,760	23.97	23.97	2.51	2.51	4.0	4.0
26.00-28.49	3,058,650	3,052,150	26.14	26.14	0.34	0.34	5.9	5.9
28.50-31.49	7,381,991	4,011,467	31.38	31.36	(4.90)	(4.88)	8.5	7.4
31.50-34.49	5,184,382	3,631,988	32.14	32.10	(5.66)	(5.62)	8.3	8.3
Over $34.50	3,868,725	1,725,868	35.92	35.96	(9.44)	(9.48)	8.9	8.8
	30,950,155	23,877,880	$27.70	$26.14	$(1.22)	$ 0.34	6.4	5.5

Options exercisable at December 31, 2006 and 2005 were 19,826,071 and 18,451,293, respectively. The weighted-average exercise price for options exercisable was $32.54 at December 31, 2006 and $30.35 at December 31, 2005.

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

December 31, 2007, 2006, and 2005 ($000's except share data)

The grant date fair values and assumptions used to determine such value are as follows:

	2007 (1)			
	Post-Separation	Pre-Separation	2006	2005
Weighted-average grant date fair value	$6.36	$7.39	$9.11	$8.78
Assumptions:				
Risk-free interest rates	3.71–3.74%	4.10–5.50%	4.22–5.66%	3.70–4.64%
Expected volatility	19.90%	16.60–19.90%	18.20–18.50%	13.12–18.50%
Expected term (in years)	6.8–7.2	6.5–7.3	6.3–7.2	6.0
Expected dividend yield	2.91%	2.33–2.91%	2.20–2.29%	2.11%

(1) The data for 2007 has been separated to show the grant date fair values and assumptions prior to and after the Separation.

The total intrinsic value of nonqualified and incentive stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $72.3 million, $55.2 million and $37.0 million, respectively. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 amounted to $30.2 million, $47.4 million and $29.8 million, respectively.

There was approximately $33.0 million and $40.6 million of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2007 and 2006, respectively. The total unrecognized compensation expense will be recognized over a weighted average period of 1.5 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of SFAS 123(R) and is recognized on a straight line basis for awards granted after the effective date.

For the years ended December 31, 2007, 2006 and 2005 the expense for nonqualified and incentive stock options that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $19.5 million, $23.3 million and $22.5 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

For the years ended December 31, 2007, 2006 and 2005 the expense for directors' nonqualified and incentive stock options that is included in Other Expense in the Consolidated Statements of Income amounted to $0.2 million, $0.6 million and $0.7 million, respectively.

Activity relating to the Corporation's Restricted Stock Purchase Rights was:

	December 31		
	2007	2006	2005
Restricted stock purchase rights outstanding—Beginning of Year	—	—	—
Restricted stock purchase rights granted	335,900	220,855	183,700
Restricted stock purchase rights exercised	(335,900)	(220,855)	(183,700)
Restricted stock purchase rights outstanding—End of Year	—	—	—
Weighted-average grant date market value	$ 43.17	$ 47.21	$ 42.88
Aggregate compensation expense	$ 9,101	$ 6,024	$ 4,529
Unamortized deferred compensation	$ 15,011	$ 16,686	$ 13,794

Restrictions on stock issued pursuant to the exercise of stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is amortized over the vesting period. At December 31, 2007, the unamortized compensation expense will be recognized over a weighted average period of 2.2 years. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

December 31, 2007, 2006, and 2005 ($000's except share data)

Marshall & Ilsley restricted common stock outstanding on November 1, 2007 was converted to shares of common stock of New Marshall & Ilsley and Metavante in the same manner as the other holders of Marshall & Ilsley were converted. Unvested restricted stock is subject to the same terms and conditions (including vesting) as the corresponding Marshall & Ilsley restricted common stock award to which it related.

Compensation under the long-term incentive plan is paid in cash at the end of the designated vesting period. This plan meets the definition of a liability award. Unlike equity awards, liability awards are remeasured at fair value at each balance sheet date until settlement. For the years ended December 31, 2007, 2006 and 2005 the expense for the Long-Term Incentive Plan that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $1.6 million, $8.6 million and $8.6 million, respectively.

The compensation cost per share for the ESPP was $7.44 and $9.96 for the plan years ended June 30, 2007 and 2006, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. During 2007 and 2006, common shares purchased by employees under the ESPP amounted to 375,401 and 511,301, respectively. For the years ended December 31, 2007, 2006 and 2005 the total expense for the ESPP that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $1.6 million, $1.8 million and $1.9 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

Shares reserved for the granting of options and stock purchase rights at December 31, 2007 were 14,170,933.

19. Employee Retirement and Health Plans

In accordance with the Employee Matters Agreement, active employees of Metavante Technologies, Inc. exited the Marshall & Ilsley welfare plans and became covered under new plans adopted by Metavante Technologies, Inc.

The Corporation has a defined contribution program that consists of a retirement plan and employee stock ownership plan for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation's option, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by the Corporation. Total expense relating to these plans was $42,650, $39,702, and $35,374 in 2007, 2006, and 2005, respectively. Effective as of the Separation, employees of Metavante ceased to be participants in the defined contribution program. The Corporation transferred assets from the trust relating to the Marshall & Ilsley Retirement Program to the trust established for the Metavante profit sharing retirement plan that was equal to account balances of all Metavante employees and former Metavante employees with an account balance under the Marshall & Ilsley Retirement Program.

The Corporation also has supplemental retirement plans to provide retirement benefits to certain of its key executives. Total expense relating to these plans amounted to $3,889 in 2007, $4,587 in 2006, and $3,112 in 2005.

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation's plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. In addition to the normal monthly funding for claims, the Corporation expects to make an additional contribution to its plan of approximately $5.6 million per year.

December 31, 2007, 2006, and 2005 ($000's except share data)

In conjunction with the Separation, current and former Metavante employees ceased to be participants in the Corporation's health plan effective November 1, 2007. A portion of the assets held in a trust that is used to fund such obligations, which included Metavante's contributions made through November 1, 2007, was transferred by the Corporation to a new trust created by Metavante.

In addition, the Corporation assumed Metavante's obligation to provide postretirement medical benefits to all of Metavante's existing retirees eligible for such coverage and those retirement-eligible employees that were also eligible for postretirement medical benefits but had not yet retired as of November 1, 2007. The assets held in a trust that is used to fund such obligations, which included Metavante's contributions made through November 1, 2007, were retained by the Corporation.

The measurement date for the 2007 accumulated postretirement benefit obligation ("APBO") was December 31, 2007. The changes during the year of the APBO for retiree health benefits are as follows:

	2007	2006
Change in Benefit Obligation		
APBO, beginning of year	$57,303	$64,148
Service cost	976	1,305
Interest cost on APBO	3,358	3,144
Plan participants' contributions	2,993	2,807
Actuarial (gains) losses	(1,337)	(7,649)
Gross benefits paid	(7,145)	(6,257)
Less: Federal subsidy on benefits paid	722	647
Acquisitions/divestitures	8,159	(842)
APBO, end of year	$65,029	$57,303
Change in Plan Assets		
Fair value of plan assets, beginning of year	$16,613	$11,283
Actual return on plan assets	1,180	1,480
Employer contribution/payments	9,813	9,161
Plan participants' contributions	2,993	2,807
Gross benefits paid	(7,145)	(6,257)
Acquisitions/divestitures	8,937	(1,861)
Fair value of plan assets, end of year	$32,391	$16,613
Weighted annual discount rate used in determining ABPO	6.00%	5.75%
Expected long term rate of retirement plan assets	5.25	5.25

As a result of the Separation, the change in benefit obligation and change in plan assets for the retiree health benefits reflect data from continuing operations. The 2007 change in benefit obligation and plan assets from acquisitions/divestitures relate to the Separation. In 2006, the change in acquisitions/divestitures related to the transfer of the external item processing business from Banking to Metavante.

The funded status at the end of the year are as follows:

	2007	2006
Funded Status		
Fair value of plan assets	$ 32,391	$ 16,613
Benefit obligations	(65,029)	(57,303)
Funded status	$(32,638)	$(40,690)

December 31, 2007, 2006, and 2005 ($000's except share data)

At December 31, 2007 and 2006, $32,638 and $40,690, respectively, are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets.

	2007	2006
Amounts Recognized in Accumulated Other Comprehensive Income Consists of		
Net actuarial loss	$ 9,428	$ 12,328
Prior service cost	(15,029)	(20,027)
Total	$ (5,601)	$ (7,699)

The amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are as follows:

Actuarial (gains)/loss	$ 301
Prior service (credit)/cost	(2,412)
Total	$(2,111)

The assumed health care cost trend for 2008 was 8.00% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.00% for pre-age 65 and post-age 65 retirees in 2014 and remain at that level thereafter.

The weighted average discount rate used in determining the APBO was based on matching the Corporation's estimated plan duration to a yield curve derived from a portfolio of high-quality corporate bonds with yields within the 10th to 90th percentiles. The portfolio consisted of over 500 actual Aa quality bonds at various maturity points across the full maturity spectrum that were all United States issues.

Net periodic postretirement benefit cost for the years ended December 31, 2007, 2006 and 2005 includes the following components:

	2007	2006	2005
Service cost	$ 976	$ 1,305	$ 1,342
Interest cost on APBO	3,358	3,144	3,661
Expected return on plan assets	(1,116)	(716)	(471)
Prior service amortization	(2,148)	(2,096)	(2,095)
Actuarial loss amortization	416	1,065	661
Net periodic postretirement cost	$ 1,486	$ 2,702	$ 3,098

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one-percentage point change on assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation	$6,651	$(5,810)
Effect on aggregate service and interest cost	530	(462)

Postretirement medical plan weighted–average asset allocations at December 31, by asset category are as follows:

Plan Assets by Category	2007	2006
Equity securities	49%	52%
Fixed income securities	47	45
Cash	4	3
Total	100%	100%

December 31, 2007, 2006, and 2005 ($000's except share data)

The Corporation's primary investment objective is to achieve a combination of capital appreciation and current income. The long-term target asset mix is 50% fixed income securities and 50% equity securities. Individual fixed income securities may be taxable or tax-exempt and will have maturities of thirty years or less. The average maturity of the portfolio will not exceed ten years.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2008	$ 4,951	$ (771)
2009	5,504	(843)
2010	5,985	(918)
2011	6,505	(987)
2012	6,882	(1,049)
2013-2017	35,678	(5,553)

20. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2007	2006
Financial instruments whose amounts represent credit risk:		
Commitments to extend credit:		
To commercial customers	$15,998,615	$15,295,917
To individuals	4,321,591	3,322,136
Commercial letters of credit	85,703	64,034
Mortgage loans sold with recourse	60,805	66,991

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation's commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer's credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management's credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding as discussed in Note 8—Loans and Leases.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

Certain mortgage loans sold have limited recourse provisions. The losses arising from the limited recourse provisions are not material.

December 31, 2007, 2006, and 2005 ($000's except share data)

21. Foreign Exchange Contracts

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge their exposure to foreign currency fluctuations and to minimize the Corporation's own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of the counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on traders and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation's market risk from unfavorable movements in currency exchange rates.

At December 31, 2007 the Corporation's foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

	Commitments to Deliver Foreign Exchange	Commitments to Purchase Foreign Exchange
Currency		
Euro	$262,152	$261,939
British Pound Sterling	95,278	95,013
Swiss Franc	51,625	51,644
Canadian Dollar	46,041	45,266
Japanese Yen	12,078	12,007
Australian Dollar	5,369	5,129
Norwegian Kronor	4,153	4,155
Mexican Peso	2,200	2,198
All Other	1,933	1,974
Total	$480,829	$479,325
Average amount of contracts during 2007 to deliver/purchase foreign exchange	$546,481	$547,061

22. Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation's net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation's financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk / reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts primarily to focus on providing derivative products to customers which enables them to manage their exposures to interest rate risk. The Corporation's market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting

December 31, 2007, 2006, and 2005 ($000's except share data)

derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation uses interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap (designated as trading) entered into in conjunction with its auto securitization activities. Interest rate futures have also been used to economically hedge the exposure to interest rate risk arising from auto loans designated as held for sale and other free standing derivatives.

Interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. The change in fair value of these derivative instruments due to changes in interest rates tend to offset each other and act as economic hedges. At December 31, 2007 and 2006, the estimated fair values of interest rate lock commitments on residential mortgage loans intended to be held for sale and related option to sell were insignificant.

Trading and free standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At December 31, 2007, free standing interest rate swaps consisted of $2.7 billion in notional amount of receive fixed / pay floating with an aggregate positive fair value of $67.8 million and $2.2 billion in notional amount of pay fixed / receive floating with an aggregate negative fair value of $55.0 million.

At December 31, 2007, interest rate caps purchased amounted to $56.9 million in notional with an immaterial positive fair value and interest rate caps sold amounted to $56.9 million in notional with an immaterial negative fair value.

At December 31, 2007, the notional value of free standing interest rate futures was $2.4 billion with a negative fair value of $0.3 million.

Fair Value Hedges

The Corporation has fixed rate CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation's exposure to changes in interest rates, the Corporation has entered into received-fixed / pay floating interest rate swaps.

The Corporation structures the interest rate swaps so that all of the critical terms of the fixed rate CDs and fixed rate borrowings match the receive fixed leg of the interest rate swaps at inception of the hedging relationship. As a result, the Corporation expects the hedging relationship to be highly effective in achieving offsetting changes in fair value due to changes in market interest rates both at inception and on an ongoing basis.

At December 31, 2007, certain interest rate swaps designated as fair value hedges met the criteria required to qualify for the shortcut method of accounting. Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2007, no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value hedges.

During 2006, the Corporation terminated fair value hedges on certain long-term borrowings. The adjustment to the fair value of the hedged instrument of $4.7 million is being amortized as expense into earnings over the expected remaining term of the borrowings using the effective interest method.

The following table presents additional information with respect to selected fair value hedges.

Fair Value Hedges
December 31, 2007

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Fair Value Hedges that Qualify for Shortcut Accounting				
Fixed Rate Bank Notes	Receive Fixed Swap	$372.7	$ 3.1	7.6
Other Fair Value Hedges				
Fixed Rate Bank Notes	Receive Fixed Swap	$125.0	$(1.9)	8.5
Institutional CDs	Receive Fixed Swap	50.0	0.3	28.5
Callable CDs	Receive Fixed Swap	520.7	(2.0)	7.9

The impact from fair value hedges to total net interest income for the year ended December 31, 2007 was a negative $2.4 million. The impact to net interest income due to ineffectiveness was a positive $0.3 million for the year ended December 31, 2007.

Cash Flow Hedges

The Corporation has variable rate loans, deposits and borrowings which expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2007, these instruments consisted of interest rate swaps.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR. As a result, the Corporation's interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly. Each month the Corporation makes a determination that it is probable that the Corporation will continue to receive interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The Corporation regularly issues floating rate institutional CDs indexed to three-month LIBOR. As a result, the Corporation's interest payments are exposed to variability in cash flows due to changes in three-month LIBOR.

In order to hedge the interest rate risk associated with floating rate institutional CDs, the Corporation has entered into pay fixed / receive LIBOR-based floating interest rate swaps designated as cash flow hedges against the interest payments on the forecasted issuance of floating rate institutional CDs.

For certain institutional CDs, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that regresses daily observations of three-month LIBOR to itself with a five day mismatch on either side for potential reset date differences between the interest rate swaps and the floating rate institutional CDs. The regression analysis is based on a rolling five years of daily observations. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on deposits.

The Corporation structures the interest rate swaps so that all of the critical terms of the LIBOR-based floating rate deposits and borrowings match the floating leg of the interest rate swaps at inception of the hedging relationship. As a result, the Corporation expects those hedging relationships to be highly effective in achieving offsetting changes in cash flows due to changes in market interest rates both at inception and on an ongoing basis.

At December 31, 2007, no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as cash flow hedges.

Changes in the fair value of the interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

The following table summarizes the Corporation's cash flow hedges.

Cash Flow Hedges
December 31, 2007

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Cash Flow Hedges				
Variable Rate Loans	Receive Fixed Swap	$ 100.0	$ (0.7)	0.5
Institutional CDs	Pay Fixed Swap	1,175.0	(18.0)	1.3
FHLB Advances	Pay Fixed Swap	800.0	(38.3)	4.5
Floating Rate Bank Notes	Pay Fixed Swap	550.0	(13.0)	1.9

During 2007, $370 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $370 million in notional value of receive floating / pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The unrealized gain in accumulated other comprehensive income aggregating $5.3 million ($3.4 million after tax) was recognized and is included in other noninterest income.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2007 was a positive $15.3 million. The impact due to ineffectiveness was immaterial. The estimated reclassification from accumulated other comprehensive income in the next twelve months is approximately $10.0 million.

Credit risk arises from the potential failure of counterparties to perform in accordance with the terms of the contracts. The Corporation maintains risk management policies that define parameters of acceptable market risk within the framework of its overall asset/liability management strategies and monitor and limit exposure to credit risk. The Corporation believes its credit and settlement procedures serve to minimize its exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities and other relevant factors. At December 31, 2007, the estimated credit exposure arising from derivative financial instruments was approximately $3.8 million.

For the years ended December 31, 2006 and 2005, the total effect on net interest income resulting from derivative financial instruments, was a positive $22.4 million and a positive $35.5 million including the amortization of terminated derivative financial instruments, respectively.

23. Fair Value of Financial Instruments

The book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2007 and 2006 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading securities.

Balance Sheet Financial Instruments ($ in millions)

	2007		2006	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:				
Cash and short term investments	$ 1,830.8	$ 1,830.8	$ 1,454.8	$ 1,454.8
Trading securities	124.6	124.6	36.2	36.2
Investment securities available for sale	7,442.9	7,442.9	6,909.5	6,909.5
Investment securities held to maturity	374.9	383.2	495.5	507.9
Net loans and leases	45,800.1	46,456.9	41,514.4	41,588.7
Interest receivable	267.8	267.8	279.1	279.1
Financial Liabilities:				
Deposits	35,191.4	35,244.7	34,626.8	34,587.8
Short-term borrowings	6,811.0	6,811.0	3,609.0	3,609.0
Long-term borrowings	9,872.8	9,995.8	10,841.9	10,784.7
Standby letters of credit	9.7	9.7	8.7	8.7
Interest payable	253.1	253.1	265.1	265.1

Where readily available, quoted market prices are utilized by the Corporation. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading and investment securities

Fair value is based on market prices where available. Estimated fair values for residual interests in the form of interest-only strips from automobile loan securitizations are based on discounted cash flow analysis.

Net loans and leases

Loan and lease balances are assigned fair values based on a discounted cash flow analysis. The discount rate is based on the LIBOR swap curve, with rate adjustments for credit quality, cost and profit factors. Net loans and leases include loans held for sale.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to be equal to the carrying value. Time deposits with defined maturity dates are considered to have a fair value equal to the book value if the maturity date was within three months of December 31. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Long-term debt is generally valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements or, if not readily available, based on a build up approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

Standby letters of credit

The book value and fair value of standby letters of credit is based on the unamortized premium (fees paid by customers).

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of loan commitments and commercial letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers at December 31:

	2007	2006
Loan commitments	$11.9	$11.4
Commercial letters of credit	0.6	0.5

See Note 20 for additional information on off-balance sheet financial instruments.

24. Business Segments

In conjunction with the Separation, the Corporation reorganized its operating segments. The corresponding information for the prior periods has been adjusted.

The Corporation reorganized its operating segments to be presented based on its management structure and management accounting practices. The structure and practices are specific to the Corporation; therefore, the financial results of the Corporation's business segments are not necessarily comparable with similar information for other financial institutions.

The Corporation manages interest rate risk centrally at the corporate level by employing a funds transfer pricing ("FTP") methodology. This methodology insulates the business segments from interest rate volatility, enabling them to focus on servicing customers. The FTP system assigns charge rates and credit rates to classes of assets and liabilities, respectively, based on expected duration. The net impact of the FTP methodology is included in Treasury. Net interest income is presented on a fully taxable equivalent basis.

The financial results of the business segments include allocations for shared services and corporate expenses. Even with these allocations, the financial results are not necessarily indicative of the business segments' financial condition and results of operations as if they were to exist as independent entities. Additionally, the business segments form synergies by taking advantage of cross-sell opportunities and when funding operations by accessing the capital markets as a collective unit. The financial information for each segment is reported on the basis used internally by the

Corporation's management to evaluate performance and allocate resources. The allocation has been consistently applied for all period presented. Revenues from affiliated transactions are typically charged at rates available to and transacted with unaffiliated customers. The accounting policies of the Corporation's segments are generally the same as those described in Note 1.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has four reportable segments, which include Commercial Banking, Community Banking, Wealth Management and Treasury.

Commercial Banking

The Commercial Banking segment provides financial expertise in Corporate, Commercial, Correspondent and Commercial Real Estate Banking. Commercial Banking provides a complete line of commercial, corporate and real estate banking products and services, including: traditional commercial loans and lines of credit, letters of credit, asset-based lending, equipment financing, mezzanine financing, global trade services, foreign exchange services, treasury management and other financial services to middle market, large corporate and public sector clients. Commercial banking also supports the commercial real estate and correspondent market with products and services including secured and unsecured lines of credit, letters of credit, construction loans for commercial and residential development and land acquisition and development loans.

Community Banking

Community Banking provides consumer and business banking products and services to customers primarily within M&I's footprint states. Banking services are provided through branches located throughout Wisconsin, Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, and Orlando, Florida metropolitan areas, Duluth Minnesota, Belleville, Illinois, Las Vegas, Nevada and Florida's west coast. Consumer products include loan and deposit products: mortgage, home equity loan and lines, credit cards, student loans, personal lines and term loans, demand deposit accounts, interest bearing transaction accounts and time deposits. Business banking products include secured and unsecured lines and term loans for working capital, inventory and general corporate use, commercial real estate construction loans, agricultural loans, demand deposit accounts, interest bearing transaction accounts and time deposits.

Wealth Management

The Wealth Management segment, which includes M&I's Trust, Brokerage and Private Banking businesses, provides integrated asset management, trust and banking services through three business lines: Investment Management, Personal Services and Institutional Services. Investment Management is a multi-dimensional asset management service with a broad range of strategies, styles and product delivery options such as separately managed equity and fixed income strategies, managed asset allocation strategies, alternative investments and The Marshall Funds, M&I's family of mutual funds. Personal Services includes Cedar Street Advisors, Personal Wealth Management and M&I Financial Advisors. Cedar Street Advisors manages the complex financial affairs of ultra-high net worth individuals and their families. Personal Wealth Management services assemble and implement an all-inclusive financial roadmap for high net worth individuals and families, providing for their private banking (credit and deposits), investment, estate and tax planning needs. M&I Financial Advisors uses a formulized financial planning process based on an individual's resources, goals, and risk tolerance to develop a personalized financial plan, and then offers a full array of brokerage and insurance solutions to meet that plan. The Institutional Services business includes Retirement Plan Services, Taft-Hartley Services, Not-for-Profit Services, North Star Deferred Exchange and Trust Operations Outsourcing.

Treasury

Treasury provides management of interest rate risk, capital, liquidity, funding and investments to the Corporation and all of its subsidiary banks.

All Others

The Other segment includes an Investment Division and a National Consumer Banking Division. The Investment Division provides a variety of products and services designed to address its customers' risk management and investment needs. These services include Foreign Exchange Services, Derivative Solutions and Investment Services, currency conversion and foreign exchange risk management. These services are provided primarily to corporate, business banking and financial institution clients. The National Consumer Banking Division provides wholesale home equity consumer lending, indirect automobile financing, and affinity banking services.

Total Revenues by type in All Others consist of the following ($ in millions):

	2007	2006	2005
Investment Division	$ 37.5	$ 35.8	$ 30.9
National Consumer Banking Division	87.1	125.2	139.0
Administrative & Other	103.0	38.7	31.5
Other	240.6	210.8	200.5
Total	$468.2	$410.5	$401.9

Results of operations and identifiable assets by segment for each of the three years ended December 31 are:

	Year Ended December 31, 2007 ($ in millions)							
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$ 685.4	$ 805.5	$ 52.1	$ 15.2	$ 119.2	$ (33.7)	$ (27.5)	$ 1,616.2
Provision for loan and lease losses	237.6	48.6	3.8	—	29.8	—	—	319.8
Net interest income after provision for loan and lease losses	447.8	756.9	48.3	15.2	89.4	(33.7)	(27.5)	1,296.4
Other income	87.4	149.6	269.7	46.4	349.0	131.3	(304.3)	729.1
Other expense	196.9	579.3	221.8	87.6	361.8	171.8	(304.3)	1,314.9
Income before income taxes	338.3	327.2	96.2	(26.0)	76.6	(74.2)	(27.5)	710.6
Income tax expense (benefit)	135.3	130.9	35.6	(10.4)	(20.6)	(29.6)	(27.5)	213.7
Segment income	$ 203.0	$ 196.3	$ 60.6	$ (15.6)	$ 97.2	$ (44.6)	$ —	$ 496.9
Identifiable assets	$25,403.7	$19,630.5	$1,551.3	$8,918.0	$4,866.7	$3,439.8	$(3,961.4)	$59,848.6

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007, 2006, and 2005 ($000's except share data)

	Year Ended December 31, 2006 ($ in millions)							
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$ 625.1	$ 783.6	$ 43.0	$ 1.9	$ 112.6	$ (29.7)	$ (28.9)	$ 1,507.6
Provision for loan and lease losses	38.5	27.8	2.7	—	(18.4)	—	—	50.6
Net interest income after provision for loan and lease losses	586.6	755.8	40.3	1.9	131.0	(29.7)	(28.9)	1,457.0
Other income	74.0	131.6	232.2	17.4	297.9	111.6	(283.0)	581.7
Other expense	167.5	530.3	191.9	12.1	335.9	110.4	(264.5)	1,083.6
Income before income taxes	493.1	357.1	80.6	7.2	93.0	(28.5)	(47.4)	955.1
Income tax expense (benefit)	197.2	142.8	32.4	2.9	(16.7)	(15.8)	(35.4)	307.4
Segment income	$ 295.9	$ 214.3	$ 48.2	$ 4.3	$ 109.7	$ (12.7)	$ (12.0)	$ 647.7
Identifiable assets (a)	$21,676.7	$17,913.3	$1,174.9	$7,923.7	$5,556.4	$781.9	$(114.6)	$54,912.3

(a) Excludes assets of discontinued operations.

	Year Ended December 31, 2005 ($ in millions)							
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$ 522.3	$ 676.8	$ 38.6	$ (26.3)	$ 120.8	$ (9.7)	$ (32.1)	$ 1,290.4
Provision for loan and lease losses	29.6	22.2	2.8	—	(9.8)	—	—	44.8
Net interest income after provision for loan and lease losses	492.7	654.6	35.8	(26.3)	130.6	(9.7)	(32.1)	1,245.6
Other income	93.3	121.1	203.1	20.9	281.1	105.6	(251.5)	573.6
Other expense	159.8	461.8	163.7	10.8	295.5	114.3	(251.5)	954.4
Income before income taxes	426.2	313.9	75.2	(16.2)	116.2	(18.4)	(32.1)	864.8
Income tax expense (benefit)	170.3	125.5	30.3	(6.5)	(0.5)	(8.9)	(32.1)	278.1
Segment income	$ 255.9	$ 188.4	$ 44.9	$ (9.7)	$ 116.7	$ (9.5)	$ —	$ 586.7
Identifiable assets (a)	$16,904.5	$14,273.5	$1,032.5	$6,683.2	$5,370.9	$615.7	$178.5	$45,058.8

(a) Excludes assets of discontinued operations.

December 31, 2007, 2006, and 2005 ($000's except share data)

25. Guarantees

Letters of Credit

Standby letters of credit are contingent commitments issued by the Corporation to support the obligations of a customer to a third party and to support public and private financing, and other financial or performance obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support the standby letters of credit. The gross amount of standby letters of credit issued at December 31, 2007 was $2.6 billion. Of the amount outstanding at December 31, 2007, standby letters of credit conveyed to others in the form of participations amounted to $123.3 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2007, the estimated fair value associated with letters of credit amounted to $9.7 million.

Trust Preferred Securities

In conjunction with the acquisitions of Gold Banc, Trustcorp and Excel, the Corporation acquired all of the common interests in six trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million, $15.0 million, $10.0 million and $5.0 million, respectively and full guarantees assumed by M&I LLC. See Note 15—Long Term Borrowings for further information.

Securities Lending

As part of securities custody activities and at the direction of trust clients, the Corporation's trust subsidiary, M&I Trust lends securities owned by trust clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued certain indemnifications against loss resulting from the default by a borrower under the master securities loan agreement, such as the failure of the borrower to return loaned securities when due or the borrower's bankruptcy or receivership. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $11.2 billion at December 31, 2007 and $9.5 billion at December 31, 2006. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2007 and December 31, 2006, related to these indemnifications.

Visa Litigation

As a result of the Corporation's banking subsidiaries' participation in the Visa USA network, principally related to debit and credit cards, the Corporation owns 0.39914 % of Visa, Inc. ("Visa") for which there is no investment or carrying value recorded.

Visa has filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. In preparation for the offering, Visa's by-laws were modified in the fourth quarter of 2007 to provide for indemnification of Visa by its members for any ultimate losses related to certain existing litigation ("covered litigation") that is described in Visa's registration statement.

In general terms, the covered litigation consists of the following:

American Express Anti-Trust Litigation: This litigation was recently settled for $2.1 billion.

Discover Litigation: The Discover litigation is a parallel proceeding to the American Express litigation. While this case has not been settled, Visa recently disclosed that it had recorded a liability of $650 million because it was probable and estimateable.

Attridge Litigation: Attridge is a purported consumer class action filed against Visa. The complaint alleges unfair competition. Although discovery is proceeding, no trial date has been set and Visa has not made any disclosures about its potential loss exposure.

Interchange Litigation: Included in the Interchange litigation are two lawsuits. The Interchange lawsuits allege violations of the antitrust rules by Visa in connection with the interchange fee charged to merchants by issuing banks in connection with the processing of Visa credit card transactions. No trial date has been set and Visa has not made any disclosures about its potential loss exposure.

The Corporation accrued $25.8 million as its estimate of the fair value of its indemnification obligation to Visa. The amount accrued was based in part on the announced settled litigation with American Express and Visa's disclosure of its estimate of probable loss for the Discover litigation. However, the other litigation matters are only in the early stages of discovery and it is impossible to determine the probable loss on those matters at this time. The Corporation is not a named defendant in any of Visa's litigation matters, and has no access to information about the matters other than as disclosed by Visa. For these reasons, the estimated fair value of the amount accrued on the other litigation matters involved a significant amount of judgment and management cannot estimate the Corporation's maximum obligation at this time.

At the offering date, Visa members will place their ownership in escrow for a period of three years, and it is expected that any indemnification obligations will be funded by the escrowed ownership interests.

The Corporation expects the ultimate value of its membership interests to exceed its indemnification obligations. However, additional accruals may be necessary depending on the resolution of the pending Visa litigation and the results of Visa's initial public offering of its common stock.

December 31, 2007, 2006, and 2005 ($000's except share data)

26. Condensed Financial Information—Parent Corporation Only

In conjunction with the Separation on November 1, 2007, Marshall & Ilsley Corporation (Accounting Predecessor to New Marshall & Ilsley Corporation) became M&I LLC, a wholly-owned subsidiary of New Marshall & Ilsley, which became Marshall & Ilsley Corporation. The Condensed Balance Sheet, Condensed Statement of Income and Condensed Statement of Cash Flows as of and for the year ended December 31, 2007 present the Parent Corporation only on a consolidated basis, which is more reflective of the financial position, results of operations and cash flows of the Parent Corporation and its activities.

Condensed Balance Sheets
December 31

	2007	2006
Assets		
Cash and cash equivalents	$3,157,670	$ 477,160
Indebtedness of nonbank affiliates	—	321,350
Loan to Metavante	—	982,000
Investments in affiliates:		
Banks	5,772,944	4,915,565
Nonbanks	576,323	516,938
Investment in discontinued operations	—	1,262,134
Premises and equipment, net	8,356	8,482
Other assets	286,465	332,031
Total assets	$9,801,758	$8,815,660
Liabilities and Shareholders' Equity		
Commercial paper	$ 798,986	$ 521,549
Other liabilities	372,461	344,515
Long-term borrowings:		
Medium-term notes Series E, F and MiNotes	451,509	468,118
4.375% senior notes	599,080	598,532
5.626% senior notes	398,162	—
3.90% junior subordinated debt securities	—	397,052
7.65% junior subordinated deferrable interest debentures due to M&I Capital Trust A	—	199,355
5.80% junior subordinated deferrable interest debentures due to Gold Banc Trust III	15,583	15,270
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust IV	30,475	30,831
6.00% junior subordinated deferrable interest debentures due to Gold Banc Trust V	37,767	37,651
10.60% junior subordinated deferrable interest debentures due to Trustcorp Statutory Trust I	16,394	16,901
Floating rate junior subordinated deferrable interest debentures due to EBC Statutory Trust I	10,000	—
Floating rate junior subordinated deferrable interest debentures due to EBC Statutory Trust II	5,000	—
Floating rate subordinated notes	33,612	34,515
Total long-term borrowings	1,597,582	1,798,225
Total liabilities	2,769,029	2,664,289
Shareholders' equity	7,032,729	6,151,371
Total liabilities and shareholders' equity	$9,801,758	$8,815,660

December 31, 2007, 2006, and 2005 ($000's except share data)

Scheduled maturities of long-term borrowings are $3,529 in 2008, $1,005,387 in 2009, $18,886 in 2010, $282,045 in 2011 and $14,637 in 2012. See Note 15 for a description of the long-term borrowings.

Consolidating Balance Sheets
December 31, 2007

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifi-cations	Consolidated Parent Corporation
Assets				
Cash and cash equivalents	$1,048,203	$2,109,467	$ —	$3,157,670
Indebtedness of nonbank affiliates	—	—	—	—
Loan to Metavante	—	—	—	—
Investments in affiliates:				
Banks	5,772,944	—	—	5,772,944
Nonbanks	576,323	—	—	576,323
M&I LLC	—	5,564,011	(5,564,011)	—
Investment in discontinued operations	—	—	—	—
Premises and equipment, net	8,356	—	—	8,356
Other assets	352,489	6,099	(72,123)	286,465
Total assets	$7,758,315	$7,679,577	$(5,636,134)	$9,801,758
Liabilities and Shareholders' Equity				
Commercial paper	$ 244,739	$ 554,247	$ —	$ 798,986
Other liabilities	351,983	92,601	(72,123)	372,461
Long-term borrowings	1,597,582	—	—	1,597,582
Total liabilities	2,194,304	646,848	(72,123)	2,769,029
Shareholders' equity	5,564,011	7,032,729	(5,564,011)	7,032,729
Total liabilities and shareholders' equity	$7,758,315	$7,679,577	$(5,636,134)	$9,801,758

December 31, 2007, 2006, and 2005 ($000's except share data)

Condensed Statements of Income
Years Ended December 31

	2007	2006	2005
Income			
Cash dividends:			
Bank affiliates	$ 168	$301,898	$ 445
Nonbank affiliates	402	34,391	59,473
Interest from affiliates	82,010	79,845	68,955
Service fees and other	133,077	116,418	112,504
Total income	215,657	532,552	241,377
Expense			
Interest	118,908	115,859	85,567
Salaries and employee benefits	61,166	58,779	70,740
Administrative and general	110,886	51,991	44,555
Total expense	290,960	226,629	200,862
Income (loss) from continuing operations before income taxes and equity in undistributed net income of affiliates	(75,303)	305,923	40,515
Benefit from income taxes	(29,629)	(15,840)	(8,906)
Income from continuing operations before equity in undistributed net income of affiliates	(45,674)	321,763	49,421
Discontinued operations, net of income taxes	500,646	—	—
Income before equity in undistributed net income of affiliates	454,972	321,763	49,421
Equity in undistributed net income of affiliates, net of dividends paid:			
Banks	470,535	281,346	516,712
Nonbanks	225,429	204,729	140,057
Net income	$1,150,936	$807,838	$706,190

December 31, 2007, 2006, and 2005 ($000's except share data)

Consolidating Statements of Income
Year Ended December 31, 2007

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Income				
Cash dividends:				
Bank affiliates	$ 168	$ —	$ —	$ 168
Nonbank affiliates	402	—	—	402
Interest from affiliates	67,543	14,467	—	82,010
Service fees and other	133,075	2	—	133,077
Total income	201,188	14,469	—	215,657
Expense				
Interest	115,992	2,916	—	118,908
Salaries and employee benefits	60,017	1,149	—	61,166
Administrative and general	110,437	449	—	110,886
Total expense	286,446	4,514	—	290,960
Income (loss) from continuing operations before income taxes and equity in undistributed net income of affiliates	(85,258)	9,955	—	(75,303)
Provision for (benefit from) income taxes	(33,120)	3,491	—	(29,629)
Income from continuing operations before equity in undistributed net income of affiliates	(52,138)	6,464	—	(45,674)
Discontinued operations, net of income taxes	(24,780)	525,426	—	500,646
Income before equity in undistributed net income of affiliates	(76,918)	531,890	—	454,972
Equity in undistributed net income of affiliates, net of dividends paid:				
Banks	470,535	—	—	470,535
Nonbanks	225,429	—	—	225,429
M&I LLC	—	619,046	(619,046)	—
Net income	$619,046	$1,150,936	$(619,046)	$1,150,936

December 31, 2007, 2006, and 2005 ($000's except share data)

Condensed Statements of Cash Flows
Years Ended December 31

	2007	2006	2005
Cash Flows From Operating Activities:			
Net income	$ 1,150,936	$ 807,838	$ 706,190
Noncash items included in income:			
Equity in undistributed net income of affiliates	(695,964)	(486,075)	(656,769)
Depreciation and amortization	3,586	4,340	5,282
Excess tax benefit from stock–based comp. arrangements	907	(805)	(1,001)
Gain on sale of Metavante	(525,576)	—	—
Other	64,984	15,685	(7,470)
Net cash (used in) provided by operating activities	(1,127)	340,983	46,232
Cash Flows From Investing Activities:			
Increases in indebtedness of affiliates	(16,350)	(476,150)	(548,005)
Decreases in indebtedness of affiliates	1,319,700	460,710	548,885
Increases in investments in affiliates	(121,106)	(215,753)	(110,014)
Net proceeds from the Separation	1,639,034	—	—
(Purchases of) proceeds from premises and equipment, net	(1,154)	(913)	21,456
Other	55,202	40,034	24,340
Net cash provided by (used in) investing activities	2,875,326	(192,072)	(63,338)
Cash Flows From Financing Activities:			
Dividends paid	(313,298)	(261,535)	(214,788)
Proceeds from the issuance of commercial paper	19,190,183	5,055,511	4,676,424
Principal payments on commercial paper	(18,912,746)	(4,835,925)	(4,686,559)
Proceeds from the issuance of long-term borrowings	—	250,000	8,005
Payments on long-term borrowings	(230,214)	(201,037)	(111,036)
Purchases of common stock	(431,150)	(41,791)	—
Proceeds from the issuance of common stock	512,243	84,042	60,911
Excess tax benefit from stock-based comp. arrangements	(907)	805	1,001
Other	(7,800)	(10,400)	(10,400)
Net cash (used in) provided by financing activities	(193,689)	39,670	(276,442)
Net increase (decrease) in cash and cash equivalents	2,680,510	188,581	(293,548)
Cash and cash equivalents, beginning of year	477,160	288,579	582,127
Cash and cash equivalents, end of year	$ 3,157,670	$ 477,160	$ 288,579

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007, 2006, and 2005 ($000's except share data)

Consolidating Statements of Cash Flows
Year Ended December 31, 2007

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Cash Flows From Operating Activities:				
Net income	$ 619,046	$ 1,150,936	$(619,046)	$ 1,150,936
Noncash items included in income:				
Equity in undistributed net income of affiliates	(695,964)	(619,046)	619,046	(695,964)
Depreciation and amortization	3,586	—	—	3,586
Excess tax benefit from stock-based comp. arrangements	907	—	—	907
Gain on sale of Metavante	—	(525,576)	—	(525,576)
Other	(17,298)	82,282	—	64,984
Net cash (used in) provided by operating activities	(89,723)	88,596	—	(1,127)
Cash Flows From Investing Activities:				
Increases in indebtedness of affiliates	(16,350)	—	—	(16,350)
Decreases in indebtedness of affiliates	1,319,700	—	—	1,319,700
Increases in investments in affiliates	(126,053)	4,947	—	(121,106)
Net proceeds from the Separation	(25,966)	1,665,000	—	1,639,034
Purchases of premises and equipment, net	(1,154)	—	—	(1,154)
Other	58,202	(3,000)	—	55,202
Net cash provided by investing activities	1,208,379	1,666,947	—	2,875,326
Cash Flows From Financing Activities:				
Dividends paid	(231,489)	(81,809)	—	(313,298)
Proceeds from issuance of commercial paper	10,123,422	9,066,761	—	19,190,183
Principal payments on commercial paper	(10,400,233)	(8,512,513)	—	(18,912,746)
Proceeds from issuance of long-term borrowings	—	—	—	—
Payments on long-term borrowings	(230,214)	—	—	(230,214)
Purchases of common stock	(303,993)	(127,157)	—	(431,150)
Proceeds from issuance of common stock	503,601	8,642	—	512,243
Excess tax benefit from stock-based comp. arrangements	(907)	—	—	(907)
Other	(7,800)	—	—	(7,800)
Net cash (used in) provided by financing activities	(547,613)	353,924	—	(193,689)
Net increase in cash and cash equivalents	571,043	2,109,467	—	2,680,510
Cash and cash equivalents, beginning of year	477,160	—	—	477,160
Cash and cash equivalents, end of year	$ 1,048,203	$ 2,109,467	$ —	$ 3,157,670

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2007 and 2006. ($000's except per share data)

	Quarter Ended			
	Dec. 31	Sept. 30	June 30	March 31
2007				
Total Interest and Fee Income	$928,555	$939,133	$911,961	$889,516
Net Interest Income	418,826	403,172	399,736	394,483
Provision for Loan and Lease Losses	235,060	41,526	26,026	17,148
Income (Loss) from Continuing Operations	(24,445)	173,726	178,877	168,781
Discontinued Operations, Net of Tax	518,391	46,213	41,412	47,981
Net Income	493,946	219,939	220,289	216,762
Income (Loss) from Continuing Operations Per Share:				
Basic	$ (0.09)	$ 0.66	$ 0.69	$ 0.66
Diluted	(0.09)	0.65	0.68	0.65
Net Income Per Share:				
Basic	$ 1.86	$ 0.84	$ 0.85	$ 0.85
Diluted	1.83	0.83	0.83	0.83
2006				
Total Interest and Fee Income	$886,260	$870,326	$819,244	$678,404
Net Interest Income	398,359	397,348	381,601	330,248
Provision for Loan and Lease Losses	18,253	10,250	11,053	10,995
Income from Continuing Operations	161,377	197,627	150,168	138,542
Discontinued Operations, Net of Tax	43,980	41,240	40,374	34,530
Net Income	205,357	238,867	190,542	173,072
Income from Continuing Operations Per Share:				
Basic	$ 0.63	$ 0.78	$ 0.59	$ 0.59
Diluted	0.62	0.76	0.58	0.58
Net Income Per Share:				
Basic	$ 0.81	$ 0.94	$ 0.75	$ 0.74
Diluted	0.79	0.92	0.74	0.72

	2007	2006	2005	2004	2003
Common Dividends Declared					
First Quarter	$0.27	$0.24	$0.21	$0.18	$0.16
Second Quarter	0.31	0.27	0.24	0.21	0.18
Third Quarter	0.31	0.27	0.24	0.21	0.18
Fourth Quarter	0.31	0.27	0.24	0.21	0.18
	$1.20	$1.05	$0.93	$0.81	$0.70

Price Range of Stock*
(Low and High Close)

	Post-Separation 2007	Pre-Separation 2007	2006	2005	2004	2003
First Quarter						
Low	$ —	$46.18	$40.91	$40.21	$36.18	$25.07
High	—	49.23	45.35	43.65	40.39	29.15
Second Quarter						
Low	—	45.86	43.36	41.23	36.60	25.79
High	—	49.83	46.44	45.06	41.15	31.75
Third Quarter						
Low	—	40.41	44.76	42.83	37.32	30.13
High	—	48.21	48.54	47.28	41.21	32.74
Fourth Quarter						
Low	26.36	41.96	45.53	40.18	40.28	32.53
High	32.58	45.97	49.07	44.40	44.43	38.40

* The results for 2007 have been separated to show the prices prior to and after the Separation on November 1, 2007. As a result, the fourth quarter pre-Separation prices are through October 31, 2007 only. The post-Separation prices are from November 1, 2007 through December 31, 2007.

PERFORMANCE GRAPH

The following graph shows the cumulative total stockholder return on the Corporation's common stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and the KBW 50 Index.

Cumulative Total Return

Assumes Dividends Reinvested

M&I's Historical Data Adjusted for the Separation



200
150
100
50
0
INDEX
S&P
M&I
KBW
M&I
S&P 500
KBW 50
2002
2003
2004
2005
2006
2007

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
M&I	$100	$143	$169	$168	$192	$137
S&P 500	100	129	143	150	173	183
KBW 50	100	134	148	149	178	137

KBW= Keefe, Bruyette & Woods 50-Bank Index; S&P = Standard & Poor's 500.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As such term is defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and the directors of the Corporation; and

(3) provide reasonable assurance regarding prevention of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in *Internal Control—Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 28, 2008, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the internal control over financial reporting of Marshall & Ilsley Corporation (the "Corporation") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report—Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Corporation and our report dated February 28, 2008, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the "Corporation") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 28, 2008

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